UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 26, 2010

AirTran Holdings, Inc.

(Exact name of registrant as specified in its charter)

State of Incorporation: Nevada

Commission file number: 1-15991	I.R.S. Employer Identification No: 58-2189551

9955 AirTran Boulevard, Orlando, Florida 32827

(Address of principal executive offices) (Zip Code)

(407) 318-5600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items to be Included in this Report

Item 1.01	Entry into a Material Agreement

On September 26, 2010, AirTran Holdings, Inc., a Nevada corporation (“AirTran”), Southwest Airlines Co., a Texas corporation (“Southwest”) and Guadalupe Holdings Corp., a Nevada corporation and wholly-owned subsidiary of Southwest (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the acquisition of AirTran by Southwest. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into AirTran (the “Merger”), with AirTran continuing as the surviving corporation and as a wholly-owned subsidiary of Southwest.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of the respective parties, if the Merger is completed, each outstanding share of AirTran common stock (including previously unvested restricted shares of AirTran common stock) will be converted into the right to receive a fraction of a share of Southwest common stock equal to the Exchange Ratio (as defined below) (the “Base Per Share Stock Consideration” and, as the same may be adjusted as discussed below, the “Per Share Stock Consideration”) and $3.75 in cash, without interest (the “Base Per Share Cash Consideration” and, as the same may be adjusted as discussed below, the “Per Share Cash Consideration”). The Per Share Stock Consideration and the Per Share Cash Consideration are collectively referred to herein as the “Merger Consideration.”

The Exchange Ratio will be determined as follows:

(i) In the event that the average of the last reported sales prices for a single share of Southwest common stock on the New York Stock Exchange (the “NYSE”) for the 20 consecutive full trading days ending on (and including) the third trading day prior to the closing date of the Merger (the “Southwest Average Share Price”) is less than $10.90, the Exchange Ratio will equal (A) $3.50 divided by (B) the Southwest Average Share Price, rounded to the nearest thousandth.

(ii) In the event that the Southwest Average Share Price is equal to or greater than $10.90 but less than or equal to $12.46, the Exchange Ratio will be 0.321.

(iii) In the event that the Southwest Average Share Price is greater than $12.46, the Exchange Ratio will equal (A) $4.00 divided by (B) the Southwest Average Share Price, rounded to the nearest thousandth.

In addition, in the event that the Southwest Average Share Price is less than $10.90, Southwest may elect to deliver, as Merger Consideration, an additional amount of cash, an additional number (or fraction) of shares of Southwest common stock, or a combination of additional cash and additional number (or fraction) of shares of Southwest common stock (which shares will be valued based on the Southwest Average Share Price) such that, after giving effect to such election, the aggregate value of the Merger Consideration (valuing Southwest common stock based on the Southwest Average Share Price) is equal to $7.25.

Based on the closing price of Southwest common stock on the NYSE on September 24, 2010, the last trading day before public announcement of the merger, the Merger Consideration represented approximately $7.69 in value for each share of AirTran common stock.

Each outstanding option to acquire shares of AirTran common stock will generally be converted into the right to receive the excess, if any, of the value of the Base Per Share Stock Consideration (valued based on the Southwest Average Share Price) plus the Base Per Share Cash Consideration (the “Per Share Cash Equivalent Amount,” provided that in the event the Southwest Average Share Price is greater than $12.46, then the Per Share Cash Equivalent Amount will be $7.75 and in the event the Southwest Average Share Price is less than $7.25, then the Per Share Cash Equivalent Amount will be $10.90) over the exercise price per share of such option multiplied by the number of shares of AirTran common stock underlying the option. Each outstanding share of AirTran common stock awarded under the AirTran Fifth Amended and Restated Long Term Incentive Plan based on a total shareholder return formula (each, a “Performance Share”) will, immediately prior to the effective time of the Merger, vest as to the pro-rated target number of shares of AirTran common stock subject to such Performance Share, and will entitle the holder thereof to receive the Per Share Cash Equivalent Amount for each such vested Performance Share, without interest

AirTran and Southwest have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, each of AirTran and Southwest is required, among other things, to conduct its business in the ordinary course in all material respects during the interim period between the execution of the Merger Agreement and the consummation of the Merger. In addition, AirTran may not solicit alternative business combination transactions and, subject to certain exceptions, may not engage in discussions or negotiations regarding any alternative business combination transactions. The Merger Agreement also contains covenants that require AirTran to call and hold a special stockholders meeting and, subject to certain exceptions, require the AirTran board of directors to recommend to its stockholders the adoption of the Merger Agreement.

Completion of the Merger is subject to certain conditions, including, among others: (i) adoption of the Merger Agreement by AirTran’s stockholders, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) receipt of other material governmental consents and approvals required to consummate the Merger, (iv) the absence of any governmental order, law, or legal restraint prohibiting the consummation of the Merger, (v) the registration statement on Form S-4 used to register the Southwest common stock to be issued as consideration for the Merger having been declared effective by the Securities and Exchange Commission (the “SEC”), and (vi) the listing of the Southwest common stock to be issued to AirTran stockholders in the Merger on the NYSE having been authorized. The obligation of each party to consummate the Merger is also conditioned upon the accuracy of the other party’s representations and warranties and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement contains certain termination rights for both AirTran and Southwest, including if the Merger is not consummated on or before September 26, 2011 (subject to extension by mutual agreement of the parties) and if the approval of AirTran’s stockholders is not obtained. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination of the Merger Agreement by AirTran as a result of an adverse change in the recommendation of AirTran’s board of directors, AirTran may be required to pay to Southwest a termination fee of $39 million.

The foregoing description of the Merger Agreement is not a complete description of all of the parties’ rights and obligations under the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about AirTran, Southwest or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of AirTran, Southwest or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by AirTran or Southwest. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about AirTran or Southwest and their respective subsidiaries that the respective companies include in reports, statements, and other filings they make with the SEC.

Item 8.01	Other Events

On September 27, 2010, AirTran and Southwest issued a joint press release. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 8.01.

Important Information For Investors And Stockholders

Communications in this Current Report on Form 8-K do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran by Southwest will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. AirTran and Southwest also plan to file other documents with the SEC regarding the proposed transaction. AIRTRAN URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AirTran and Southwest, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “About AirTran” then under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415.

AirTran, Southwest and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 2, 2010. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect AirTran’s and Southwest’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, AirTran’s and Southwest’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Shareholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of AirTran and Southwest and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive AirTran’s required stockholder approval or required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the significant capital commitments of AirTran and Southwest, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

AirTran cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in AirTran’s and Southwest’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning AirTran, Southwest, the proposed transaction or other matters and attributable to AirTran or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

AirTran undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger among AirTran Holdings, Inc., Southwest Airlines Co. and Guadalupe Holdings Corp., dated as of September 26, 2010 (the annexes, schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).

99.1	Joint Press release issued by AirTran Holdings, Inc. and Southwest Airlines Co., dated September 27, 2010.

Signature(s)

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

AirTran Holdings, Inc.

Date: September 27, 2010	By:	/s/ Robert L. Fornaro
Robert L. Fornaro
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

2.1	Agreement and Plan of Merger among AirTran Holdings, Inc., Southwest Airlines Co. and Guadalupe Holdings Corp., dated as of September 26, 2010 (the annexes, schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).

99.1	Joint Press release issued by AirTran Holdings, Inc. and Southwest Airlines Co., dated September 27, 2010.

Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SOUTHWEST AIRLINES CO.,

AIRTRAN HOLDINGS, INC.

AND

GUADALUPE HOLDINGS CORP.

DATED AS OF SEPTEMBER 26, 2010

-i-

3.17	State Takeover Laws	33
3.18	AirTran Information	33
3.19	Transactions with Related Persons	34
3.20	Aircraft	34
3.21	AirTran Slots and Operating Rights	35
3.22	AirTran Airports	36
3.23	Title to Property and Assets	36
3.24	Intellectual Property	37
3.25	Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws	37
3.26	No Rights Agreement	38
3.27	U.S. Citizen; Air Carrier	38
3.28	Fairness Opinions	38

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES OF SOUTHWEST AND MERGER SUB

4.1	Corporate Organization	39
4.2	Capitalization	39
4.3	Authority; No Violation	41
4.4	Consents and Approvals	42
4.5	SEC Reports; Southwest Financial Statements	43
4.6	Southwest Information	45
4.7	No Undisclosed Liabilities	45
4.8	Absence of Certain Changes or Events	46
4.9	Compliance with Laws; Licenses	46
4.10	Ownership of AirTran Interests	47

	ARTICLE V

	COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	AirTran Conduct of Businesses Prior to the Effective Time	47
5.2	AirTran Forbearances	47
5.3	Southwest Conduct of Businesses Prior to the Effective Time	52
5.4	Southwest Forbearances	52
5.5	Control of Other Party’s Business	53
5.6	No Solicitation of Transactions	53

	ARTICLE VI

	ADDITIONAL AGREEMENTS

6.1	Preparation of the Form S-4 and Proxy Statement	57
6.2	Stockholders Meeting	59
6.3	Access to Information; Confidentiality	59

-ii-

6.4	Required Actions	60
6.5	Transaction Litigation	63
6.6	Actions with Respect to Certain AirTran Debt	63
6.7	Indemnification and Directors and Officers Insurance	64
6.8	Section 16 Matters	65
6.9	Employee Matters	65
6.10	Publicity	68
6.11	NYSE Listing	68

	ARTICLE VII

	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	68
7.2	Conditions to Obligations of Southwest	69
7.3	Conditions to Obligations of AirTran	69

	ARTICLE VIII

	TERMINATION AND AMENDMENT

8.1	Termination	70
8.2	Notice of Termination; Effect of Termination	72
8.3	Fees and Expenses	72
8.4	Amendment	73
8.5	Extension; Waiver	74

	ARTICLE IX

	GENERAL PROVISIONS

9.1	Nonsurvival of Representations and Warranties	74
9.2	Notices	74
9.3	Definitions	75
9.4	Interpretation	78
9.5	Severability	79
9.6	Counterparts; Method of Delivery	79
9.7	Specific Performance	79
9.8	Entire Agreement; Third Party Beneficiaries	80
9.9	GOVERNING LAW	80
9.10	Assignment	80
9.11	Jurisdiction	80
9.12	Waiver of Jury Trial	81

Annex A	Index of Defined Terms	A-1
Exhibit A	LLC Sub Merger Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 26, 2010 among Southwest Airlines Co., a Texas corporation (“Southwest”), AirTran Holdings, Inc., a Nevada corporation (“AirTran”), and Guadalupe Holdings Corp., a Nevada corporation and wholly owned subsidiary of Southwest (“Merger Sub”).

WHEREAS, Southwest and AirTran have determined to engage in a strategic business combination whereby Merger Sub will be merged with and into AirTran, with AirTran continuing as the surviving corporation in such merger as a direct wholly owned subsidiary of Southwest (the “Merger”);

WHEREAS, Southwest and AirTran have determined that immediately after the effectiveness of the Merger, AirTran shall be merged with and into a wholly owned limited liability company subsidiary of Southwest organized under the laws of the State of Texas (“LLC Sub,” and such merger being referred to herein as the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a direct wholly owned subsidiary of Southwest;

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger and the LLC Sub Merger constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 (the “Integrated Transaction”);

WHEREAS, in the event that the Integrated Transaction qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, then the parties intend for this Agreement and the LLC Sub Merger Agreement to constitute a plan of reorganization within the meaning of Section 368(a) of the Code for U.S. federal income Tax purposes;

WHEREAS, in the event that the Integrated Transaction does not qualify as a reorganization, the parties intend to treat the Merger and the LLC Sub Merger as separate transactions for U.S. federal income Tax purposes not subject to the “integration doctrine” pursuant to Ruling 90-95, 1990-2 C.B. 67;

WHEREAS, the respective Boards of Directors of Southwest, AirTran, and Merger Sub have approved this Agreement and determined that the terms of this Agreement are in the best interests of Southwest, AirTran, or Merger Sub, as the case may be, and their respective stockholders;

WHEREAS, the respective Boards of Directors of AirTran and Merger Sub have declared the advisability of this Agreement and recommended adoption of this Agreement by their respective stockholders; and

WHEREAS, Southwest, AirTran, and Merger Sub desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with Nevada Revised Statutes (the “NRS”) Chapter 92A, on the Closing Date, Merger Sub will be merged with and into AirTran. At the Effective Time, the separate corporate existence of Merger Sub will cease and AirTran will continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Southwest.

1.2 Closing. The closing (the “Closing”) of the Merger will take place at the offices of Vinson & Elkins L.L.P., Trammell Crow Center, 2001 Ross Avenue, Suite 3700, Dallas, Texas 75201 at 10:00 a.m., Central time, on a date to be specified by Southwest and AirTran, which shall be no later than the second Business Day following the satisfaction or waiver (to the extent permitted by Law) by the party or parties entitled to the benefits thereof of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of those conditions), or at such other place, time, and date as shall be agreed in writing between Southwest and AirTran; provided, however, that, if any of the conditions set forth in ARTICLE VII is not satisfied or waived (to the extent permitted by Law) on such second Business Day, then the Closing shall take place on the first Business Day on which all such conditions shall have been satisfied or waived (to the extent permitted by Law). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties will file with the Nevada Secretary of State articles of merger in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of Chapter 92A of the NRS (the “Articles of Merger”), and, as soon as practicable on or after the Closing Date, will make all other filings required under Nevada Law or by the Nevada Secretary of State in connection with the Merger. The Merger will become effective on the date and at the time that the Articles of Merger have been duly filed with the Nevada Secretary of State, or at such later time as Southwest and AirTran shall agree and specify in the Articles of Merger, which time, pursuant to NRS 92A.240(1), must not be more than 90 days after the date of such filing (the date and time the Merger becomes effective being the “Effective Time”).

1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Nevada Law.

1.5 Articles of Incorporation; Bylaws.

(a) The AirTran Charter as in effect immediately prior to the Effective Time shall be amended and restated in its entirety in the Merger to read as the articles of incorporation of Merger Sub as in effect on the date of this Agreement, except that the name of the Surviving Corporation shall be “AirTran Holdings, Inc.,” and as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law.

(b) At the Effective Time, the AirTran Bylaws shall be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect on the date of this Agreement, except that the name of the Surviving Corporation shall be “AirTran Holdings, Inc.,” and as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

1.6 Directors and Officers. Each of Southwest, AirTran, and Merger Sub shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation and applicable Law, and the officers of Merger Sub immediately prior to the Effective Time to be the initial officers of the Surviving Corporation, in each case retaining their respective positions, until the earlier of their death, resignation, or removal or until their respective successors are duly elected or appointed and qualified.

1.7 Post-Closing Merger. Immediately following the Effective Time, Southwest shall cause the Surviving Corporation to merge with and into LLC Sub, with LLC Sub continuing as the surviving entity in such merger as a direct wholly owned subsidiary of Southwest, substantially in accordance with the terms of the merger agreement attached hereto as Exhibit A (the “LLC Sub Merger Agreement”). There shall be no condition to the completion of the LLC Sub Merger other than the completion of the Merger. From and after the LLC Sub Merger, LLC Sub shall be the Surviving Corporation for purposes of this Agreement. When the LLC Sub Merger occurs, Southwest shall own all of the membership interests and other equity in LLC Sub, and LLC Sub shall be disregarded for U.S. federal income Tax purposes.

ARTICLE II

EFFECT ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Southwest, AirTran, Merger Sub, or the holder of any shares of AirTran Common Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of Common Stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid, and nonassessable share of the Surviving Corporation’s common stock, par value $0.001 per share.

(b) Shares of AirTran Common Stock Held by AirTran, Southwest, or Subsidiaries. Each share of Common Stock, par value $.001 per share, of AirTran (such shares, the “AirTran Common Stock”), held by AirTran or a AirTran Subsidiary or Southwest, Merger Sub, or another Southwest Subsidiary shall automatically be canceled and retired and shall cease to exist and no consideration shall be issued or delivered in exchange therefor.

(c) Conversion of AirTran Common Stock. Subject to Section 2.5(e), each share of AirTran Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b), but including all AirTran Restricted Shares in accordance with Section 2.4(a)), shall be converted into the right to receive (i) the number (or fraction) of fully paid and nonassessable shares of Common Stock, par value $1.00 per share, of Southwest (the “Southwest Common Stock”) equal to the Exchange Ratio (such shares of Southwest Common Stock into which shares of AirTran Common Stock are converted pursuant to this Section 2.1(c), the “Base Per Share Stock Consideration,” and as the same may be adjusted pursuant to Section 2.1(e), the “Per Share Stock Consideration”), and (ii) $3.75 in cash, without interest (the “Base Per Share Cash Consideration,” and as the same may be adjusted pursuant to Section 2.1(e), the “Per Share Cash Consideration”). All shares of AirTran Common Stock converted pursuant to this Section 2.1(c), when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Each holder of a certificate, whether represented in certificated or non-certificated book-entry form, to the extent applicable, that immediately prior to the Effective Time represented any such shares of AirTran Common Stock (each such certificate a “Certificate”) shall cease to have any rights with respect to the Certificate and the AirTran Common Stock, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Southwest Common Stock to be paid in consideration therefor in accordance with Section 2.5(e) and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.5(c), without interest. As used in this Agreement, the “Merger Consideration” means the Per Share Stock Consideration plus the Per Share Cash Consideration.

(d) Exchange Ratio. The “Exchange Ratio” shall be determined as follows:

(i) in the event that the Southwest Average Share Price is less than $10.90, the Exchange Ratio shall be equal to (A) $3.50 divided by (B) the Southwest Average Share Price, rounded to the nearest thousandth;

(ii) in the event that the Southwest Average Share Price is equal to or greater than $10.90 but less than or equal to $12.46, the Exchange Ratio shall be 0.321.

(iii) in the event that the Southwest Average Share Price is greater than $12.46, the Exchange Ratio shall be equal to (A) $4.00 divided by (B) the Southwest Average Share Price, rounded to the nearest thousandth.

As used in this Agreement, (i) “Southwest Average Share Price” means the average of the last reported sale prices for a single share of Southwest Common Stock (as reported in The Wall Street Journal, or, if not reported therein, in another authoritative source selected by mutual agreement of Southwest and AirTran) on the New York Stock Exchange (the “NYSE”), or if the Southwest Common Stock is not then listed on the NYSE then the principal securities market on which the Southwest Common Stock is then listed or quoted, for the 20 consecutive full Trading Days on which such shares are actually traded on the NYSE (or such other market) ending on (and including) the third Trading Day prior to the Closing Date and (ii) “Trading Day” means any day on which securities are traded on the NYSE (or such other market).

(e) Adjustment to Base Per Share Stock Consideration and Base Per Share Cash Consideration. In the event that the Southwest Average Share Price is less than $10.90, Southwest shall deliver, in such form as Southwest may elect, an additional amount of cash, an additional number (or a fraction) of shares of Southwest Common Stock, or a combination of additional cash and an additional number (or fraction) of shares of Southwest Common Stock (which shares shall be valued based on the Southwest Average Share Price) such that, after giving effect to the delivery of such additional cash and/or shares of Southwest Common Stock, the aggregate value of the Merger Consideration (valuing Southwest Common Stock based on the Southwest Average Share Price) is equal to $7.25. If such additional cash and/or shares are delivered, (i) the Base Per Share Stock Consideration shall be adjusted to be the number (or fraction) of shares of Southwest Common Stock into which each share of AirTran Common Stock is to be converted into the right to receive pursuant to Section 2.1(c) as a result of such additional cash and/or shares being delivered and (ii) the Base Per Share Cash Consideration shall be adjusted to be the aggregate amount of cash into which each share of AirTran Common Stock is to be converted into the right to receive pursuant to Section 2.1(c) as a result of such additional cash and/or shares being delivered. Notwithstanding the foregoing, in no event shall Southwest make such an election that would increase the number of shares of Southwest Common Stock that would be delivered in the Merger in lieu of additional cash to the extent that doing so would require a vote of the stockholders of Southwest with respect to the transactions contemplated by this Agreement.

2.2 Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by ARTICLE V), the outstanding shares of Southwest Common Stock or AirTran Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, or exchange of shares, or any similar event shall have occurred, then the Per Share Stock Consideration, and only with respect to changes in the outstanding shares of AirTran Common Stock, the Per Share Cash Consideration, shall be appropriately and proportionately adjusted to provide to the holders of AirTran Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.2 shall be construed as permitting AirTran to take any action or enter into any transaction otherwise prohibited by this Agreement.

2.3 No Dissenters’ Rights. Pursuant to NRS 92A.390, no dissenters’ rights or rights of appraisal will apply in connection with the Merger.

2.4 Treatment of AirTran Equity Awards; Participation By Restricted and Unvested Shares.

(a) AirTran Restricted Shares. The fact that any AirTran Restricted Share which is issued and outstanding immediately prior to the Effective Time has not yet vested under any AirTran Stock Plan under which it was issued shall not affect the right of the holder thereof to receive the Merger Consideration, and, prior to the Effective Time, the AirTran Board (or any duly constituted and authorized committee thereof administering the AirTran Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect that all such AirTran Restricted Shares shall automatically and without any required action on the part of any holder thereof be deemed to be vested and free of restrictions as of the Effective Time, any provision of any such plan or this Agreement to the contrary notwithstanding, and shall be treated the same as other issued and outstanding shares of AirTran Common Stock pursuant to Section 2.1.

(b) AirTran Stock Options. Prior to the Effective Time, the AirTran Board (or any duly constituted and authorized committee thereof administering the AirTran Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect that, effective as of the Effective Time, each outstanding AirTran Stock Option, other than those issued under the AirTran 1994 Stock Option Plan, the AirTran 1996 Stock Option Plan, or the AirTran ESPP, whether or not then exercisable as provided under the terms thereof, shall automatically and without any required action on the part of the holder thereof be converted into only the right to receive (without interest), as soon as reasonably practicable but no later than three Business Days following the Effective Time, an amount in cash, less all applicable deductions and withholdings required by Law to be withheld in respect of such amount, equal to the product of (i) the excess, if any, of (A) the Per Share Cash Equivalent Amount over (B) the exercise price per share of such AirTran Stock Option multiplied by (ii) the number of shares of AirTran Common Stock underlying such AirTran Stock Option (the “Option Consideration”). Prior to the Effective Time, AirTran shall seek and use reasonable best efforts to obtain from each holder of an outstanding AirTran Stock Option issued under the AirTran 1994 Stock Option Plan or the AirTran 1996 Stock Option Plan an acknowledgment in form and substance reasonably acceptable to Southwest that each such AirTran Stock Option held by such holder will be automatically and without any further required action on the part of such holder, converted effective as of the Effective Time into only the right to receive (without interest), as soon as practicable but no later than three Business Days following the Effective Time, the Option Consideration. With respect to all outstanding AirTran Stock Options issued under the AirTran 1994 Stock Option Plan or the AirTran 1996 Stock Option Plan that are not converted into the right to receive the Option Consideration as of the Effective Time pursuant to this Section 2.4(b), no discretionary vesting of any such AirTran Stock Option shall occur in connection with the transactions contemplated by this Agreement and all such AirTran Stock Options shall continue to be governed by the AirTran 1994 Stock Option Plan or the AirTran 1996 Stock Option Plan, as applicable. All AirTran Stock Options converted pursuant to this Section 2.4(b), when so converted as of the Effective Time, shall no longer be outstanding, shall automatically be cancelled and retired, and shall cease to exist, and such cancellation shall be a release of any and all rights the holder has or may have had in respect of such AirTran Stock Option, other than the right to receive the Option Consideration.

(c) AirTran Performance Shares. Prior to the Effective Time, the AirTran Board (or any duly constituted and authorized committee thereof administering the AirTran Stock Plans) shall adopt such resolutions or take such other actions as may be required to the effect that, effective as of the Effective Time, each AirTran Performance Share that is issued and outstanding immediately prior to the Effective Time shall automatically and without any required action on the part of any holder thereof be vested as to the target number (i.e., 100%) of shares of AirTran Common Stock that could be earned under the applicable AirTran Stock Plan or other agreement with AirTran under which such AirTran Performance Share was granted, the performance period applicable to such AirTran Performance Shares shall be deemed to have terminated as of the Closing Date, such that the number of AirTran Performance Shares deemed earned shall be pro rated by multiplying such target number of AirTran Performance Shares by a fraction, the numerator of which is the actual number of whole months in the shortened performance period and the denominator of which is the number of whole months in the original performance period (“Earned Performance Shares”), and each such Earned Performance Share shall entitle the holder thereof to receive (without interest) the Per Share Cash Equivalent Amount, paid-out at the time set forth in the AirTran Stock Plan, Current Employee Benefit Plan and/or award agreement applicable to such AirTran Performance Share.

(d) AirTran Stock Purchase Plan. Prior to the Effective Time, the AirTran Board (or any duly constituted and authorized committee thereof administering the AirTran Stock Plans) shall adopt such resolutions or take such other actions as may be required to freeze the AirTran 1995 Employee Stock Purchase Plan (the “AirTran ESPP”) no later than the end of the calendar month in which the conditions set forth in Sections 7.1(a) and 7.1(c) are satisfied (the “ESPP Freeze Date”). The ESPP Freeze Date shall be an “Offering Termination Date” (as defined in the AirTran ESPP), and no new “Offering Period” (as defined in the AirTran ESPP) shall commence following the ESPP Freeze Date. Any accumulated amounts remaining in the accounts of participants in the AirTran ESPP following the ESPP Freeze Date shall be distributed to the appropriate participants at or prior to the Effective Time. In the event the Effective Time occurs prior to the ESPP Freeze Date, each participant in the AirTran ESPP that holds outstanding AirTran Stock Options under the AirTran ESPP immediately prior to the Effective Time shall receive, on the ESPP Freeze Date, upon the exercise of any such AirTran Stock Option for each share of AirTran Common Stock as to which such AirTran Stock Option shall be exercised, as nearly as reasonably may be determined, the Merger Consideration, in accordance with the terms of the ESPP.

(e) At the Effective Time, Southwest shall assume the obligations and succeed to the rights of AirTran under the AirTran Stock Plans with respect to AirTran Equity Awards. Prior to the Effective Time, AirTran and Southwest shall take all action required to reflect the transactions contemplated by this Section 2.4 to ensure that, following the Effective Time, except as otherwise provided in Section 2.4(d), no Person other than Southwest and its Subsidiaries shall have the right (i) to acquire equity securities of AirTran or any Subsidiary thereof in respect of any AirTran Equity Award or (ii) to receive any payment in respect of any AirTran Equity Award, in each case referred to in clause (i) and (ii), other than with respect to the payment of the consideration contemplated in this Section 2.4. From and after the Effective Time, all references to AirTran (other than any references relating to a “change in control” of AirTran) in each AirTran Stock Plan and in each agreement evidencing any AirTran Equity Award shall be deemed to refer to Southwest.

2.5 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Southwest or Merger Sub will designate a commercial bank, trust company, or transfer agent reasonably acceptable to AirTran to act as exchange agent (the “Exchange Agent”) for the delivery of the Merger Consideration. Promptly after the Effective Time, Southwest shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this ARTICLE II through the Exchange Agent, sufficient cash and Southwest Common Stock to make pursuant to this ARTICLE II all deliveries of cash and Southwest Common Stock as required by this ARTICLE II (other than Section 2.4(b) through (e)). In addition, Southwest shall deposit, or shall cause to be deposited, with the Exchange Agent, from time to time as needed, cash sufficient to make payments in lieu of fractional shares of Southwest Common Stock pursuant to Section 2.5(e) and to pay any dividends or other distributions which holders of Certificates have the right to receive pursuant to Section 2.5(c). All such cash and Southwest Common Stock deposited with the Exchange Agent (including as payments in lieu of fractional shares of Southwest Common Stock pursuant to Section 2.5(e) and any dividends or other distributions that holders of Certificates have the right to receive pursuant to Section 2.5(c)) is hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Southwest shall instruct the Exchange Agent to mail to each holder of record of a Certificate whose shares of AirTran Common Stock were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration a letter of transmittal which shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and (ii) provide instructions for effecting the surrender of the Certificates pursuant to such letter of transmittal in exchange for the Merger Consideration. Upon proper surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions thereto or by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (i) shares of Southwest Common Stock representing that number of whole shares of Southwest Common Stock that such holder has the right to receive pursuant to Section 2.1 in respect of the aggregate number of shares of AirTran Common Stock previously represented by such Certificate and (ii) a check representing the aggregate amount of cash that such holder has the right to receive in respect of the aggregate number of shares of AirTran Common Stock previously represented by such Certificate pursuant to Section 2.1, including cash payable in lieu of fractional shares of Southwest Common Stock pursuant to Section 2.5(e) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.5(c), and the Certificate so surrendered shall immediately be canceled. The Exchange Agent will not accept guarantee of delivery of a Certificate in lieu of actual delivery. In the event of a transfer of ownership of AirTran Common Stock that is not registered in the transfer records of AirTran, (i) shares of Southwest Common Stock representing the proper number of shares of Southwest Common Stock pursuant to Section 2.1 and (ii) a check representing the proper amount of cash pursuant to Section 2.1, including cash payable in lieu of fractional shares of Southwest Common Stock pursuant to Section 2.5(e) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.5(c), may be delivered to a transferee if the Certificate representing such AirTran Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.5(b), each Certificate shall be deemed at any time at and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder of such Certificate has the right to receive in respect of such Certificate. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares of Southwest Common Stock, or on any unpaid dividends or other distributions payable to holders of Certificates.

(c) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Southwest Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Southwest Common Stock deliverable upon surrender thereof, and no cash payment in lieu of fractional shares of Southwest Common Stock shall be paid to any such holder pursuant to Section 2.5(e), until the surrender of such Certificate in accordance with this ARTICLE II. Subject to escheat or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate, without interest, (i) at the time of such surrender, the amount of any cash due pursuant to Section 2.1, cash payable in lieu of a fractional share of Southwest Common Stock that such holder has the right to receive pursuant to Section 2.5(e), and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of Southwest Common Stock that such holder has the right to receive pursuant to Section 2.1(c) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such number of whole shares of Southwest Common Stock that such holder has the right to receive pursuant to Section 2.1(c).

(d) No Further Ownership Rights in AirTran Common Stock. The shares of Southwest Common Stock delivered and cash paid in accordance with the terms of this ARTICLE II upon conversion of any shares of AirTran Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of AirTran Common Stock. From and after the Effective Time, (i) all holders of Certificates shall cease to have any rights as stockholders of AirTran other than the right to receive the Merger Consideration and any cash in lieu of fractional shares of Southwest Common Stock to be paid in consideration therefor in accordance with Section 2.5(e) and any dividends or other distributions that holders have the right to receive upon the surrender of such Certificate in accordance with Section 2.5(c), without interest, and (ii) the stock transfer books of AirTran shall be closed with respect to all shares of AirTran Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of AirTran Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of AirTran Common Stock are presented to the Surviving Corporation, Southwest, or the Exchange Agent for any reason, such Certificates shall be canceled and exchanged as provided in this ARTICLE II. Shares of Southwest Common Stock held in the Exchange Fund, until their issuance in the Merger upon surrender of Certificates or until such shares are delivered to a Governmental Authority or Southwest as contemplated by Section 2.5(g), shall be deemed issued and outstanding shares of Southwest Common Stock. In connection with any meeting of shareholders of Southwest, the Exchange Agent shall be directed to cause such shares to be present and counted for purposes of determining the presence of a quorum, and the Exchange Agent shall be directed to cause such shares to be voted for, voted against, abstained, and not voted in the same proportion as the shares of Southwest Common Stock outstanding and not held in the Exchange Fund. From and after such time as any shares of Southwest Common Stock held in the Exchange Fund are returned to Southwest as contemplated by the last sentence of Section 2.5(g), such shares shall be deemed to be held in treasury and shall not be considered issued and outstanding shares of Southwest Common Stock.

(e) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Southwest Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Southwest shall relate to such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Southwest.

(ii) In lieu of such fractional share interests, Southwest shall pay to each former holder of AirTran Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of AirTran Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the Southwest Average Share Price.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates for one year after the Effective Time shall be delivered to Southwest, upon demand, and, subject to Section 2.5(g), any holder of Certificates who has not theretofore complied with this ARTICLE II shall thereafter look only to Southwest as a general unsecured creditor for satisfaction of its claim for Merger Consideration, any cash in lieu of fractional shares of Southwest Common Stock, and any dividends and distributions that such holder has the right to receive pursuant to this ARTICLE II.

(g) No Liability. None of Southwest, AirTran, Merger Sub, or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat, or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this ARTICLE II that remains undistributed to the holders of Certificates as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Authority), shall, to the extent permitted by applicable Law, become the property of Southwest, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest all cash in the Exchange Fund as directed by Southwest on a daily basis; provided, that, subject to Section 2.5(g), no such investment or losses will reduce the cash payable by Southwest to holders of Certificates. Any interest or other amounts received with respect to such investments shall be paid to Southwest.

(i) Withholding Rights. Each of Southwest and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Certificate pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted, withheld, and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by Southwest, the posting by such Person of a bond, in such reasonable amount as Southwest may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.5(g), Southwest) shall deliver, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares, and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AIRTRAN

Except (i) as may be set forth in the AirTran SEC Filings since January 1, 2010 through the date of this Agreement (but excluding any disclosures set forth in any risk factor section, any “forward-looking statements” disclaimer, or any other section that is cautionary, predictive, or forward-looking in nature) or (ii) as disclosed in the disclosure letter (the “AirTran Disclosure Letter”) delivered by AirTran to Southwest prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the AirTran Disclosure Letter relates; it being understood that matters disclosed pursuant to one section of the AirTran Disclosure Letter shall be deemed to be disclosed with respect to any other section of the AirTran Disclosure Letter where it is reasonably apparent on the face of the AirTran Disclosure Letter that the matters so disclosed are also applicable to such other Section or subsection of this Agreement), AirTran hereby represents and warrants to Southwest and Merger Sub as follows:

3.1 Corporate Organization.

(a) AirTran is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada. AirTran has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not result in a AirTran Material Adverse Effect. As used in this Agreement, the term: (i) “Effect” means individually or collectively any change, circumstance, event, or effect; and (ii) “AirTran Material Adverse Effect” means any Effect that is, or would reasonably be expected to be, materially adverse to the assets, business, financial condition, or results of operations of AirTran and the AirTran Subsidiaries, taken as a whole; provided, however, that no Effect to the extent arising out of, resulting from, or attributable to the following shall be deemed to constitute a AirTran Material Adverse Effect or shall be taken into account when determining whether a AirTran Material Adverse Effect has occurred or is reasonably expected to occur: (A) general economic conditions; (B) any changes in GAAP, applicable Law, or the interpretation thereof; (C) the taking of any specific action at the request or direction of an executive officer of Southwest; (D) factors generally affecting the airline industry, including changes in the general level of yields of or prices of aircraft, aircraft parts, or fuel; (E) the failure of AirTran to meet any internal or public forecasts or estimates of revenues or earnings for any period (it being understood that any cause underlying such failure may be taken into consideration when determining whether a AirTran Material Adverse Effect has occurred or is reasonably expected to occur); (F) the entry into this Agreement or the announcement, pendency, or consummation of the transactions contemplated by this Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of AirTran or any of the AirTran Subsidiaries with its customers, employees, financing sources, suppliers, or strategic partners that results from entry into or the announcement of the execution of this Agreement; (G) any actions taken by AirTran or any AirTran Subsidiary that are (1) required by this Agreement (other than by Section 5.1) or (2) not taken by AirTran or any AirTran Subsidiary because Southwest withholds its consent to the taking of such actions pursuant to Section 5.2; (H) the commencement, occurrence, or continuation of any acts of terrorism, war, or armed hostilities (except to the extent any of the foregoing causes any uninsured damage or destruction to or renders unusable any material portion of the assets or properties of AirTran and the AirTran Subsidiaries, taken as a whole); or (I) any change, or announcement of a potential change, in the credit rating of AirTran or any of the AirTran Subsidiaries or any of their securities or any decline in the market price, or a change in the trading volume, of the shares of AirTran Common Stock (it being understood that any cause of any such change, announcement, or decline may be taken into consideration when determining whether a AirTran Material Adverse Effect has occurred or is reasonably expected to occur); provided further, however, that any Effect referred to in clauses (A), (B), or (D) immediately above may be taken into account in determining whether a AirTran Material Adverse Effect has occurred or is reasonably expected to occur to the extent (but only to the extent) that such Effect has a materially disproportionate effect on AirTran and the AirTran Subsidiaries, taken as a whole (relative to the adverse effect on publicly traded domestic air carriers of the same or similar size, financial resources, and financial condition as AirTran and the AirTran Subsidiaries, taken as a whole).

(b) The copies of AirTran’s articles of incorporation (the “AirTran Charter”) and bylaws (the “AirTran Bylaws”) that are filed as exhibits to AirTran’s Annual Report on Form 10-K for the year ended December 31, 2009, are complete and correct copies thereof as in effect on the date of this Agreement. No amendment or other document relating to or affecting the AirTran Charter has been filed in the office of the Nevada Secretary of State since July 17, 1995 and, except as contemplated by this Agreement, no action has been taken by AirTran or its stockholders, directors, or officers in contemplation of the filing of any such amendment or other document, or in contemplation of the liquidation or dissolution of AirTran. Except as contemplated by this Agreement, no action has been taken by AirTran or its stockholders, directors, or officers in contemplation of amending, restating, or rescinding, or otherwise affecting the AirTran Bylaws or to adopt any bylaws.

(c) Section 3.1(c) of the AirTran Disclosure Letter sets forth a list of each AirTran Subsidiary. Each AirTran Subsidiary (i) is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except with respect to clauses (ii) or (iii), where the failure to be so licensed or qualified or have such power and authority would not result in a AirTran Material Adverse Effect. As used in this Agreement, (i) “Subsidiary,” when used with respect to a party, means any corporation, partnership, limited liability company, or other entity or organization, whether incorporated or unincorporated, (A) of which such party or any other Subsidiary of such party is a general partner, (B) a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other entity or organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, or (C) of which such party or any other Subsidiary of such party is entitled to receive more than 50% of the profits or losses of such entity and (ii) the terms “Southwest Subsidiary” and “AirTran Subsidiary” mean any direct or indirect Subsidiary of Southwest or AirTran, respectively.

3.2 Capitalization.

(a) (i) As of the date of this Agreement, the authorized AirTran capital stock consists of (A) 1,000,000,000 shares of AirTran Common Stock and (B) 5,000,000 shares of preferred stock, $.01 par value per share, of AirTran (the “AirTran Preferred Stock,” and together with the AirTran Common Stock, the “AirTran Capital Stock”). As of the close of business on September 22, 2010 (the “Measurement Date”), (A) 135,464,906 shares of AirTran Common Stock were issued (and not held in AirTran’s treasury) and outstanding, (B) no shares of AirTran Common Stock were issued and held in AirTran’s treasury, and (C) no shares of AirTran Preferred Stock were issued and outstanding or held in AirTran’s treasury. As of the Measurement Date, (1) an aggregate of 4,437,718 shares of AirTran Common Stock were subject to and reserved for issuance (I) upon exercise of AirTran Stock Options, (II) pursuant to AirTran Performance Shares, (III) pursuant to lapse of restrictions of AirTran Restricted Shares under the AirTran Stock Plans, or (IV) pursuant to the AirTran ESPP, (2) an aggregate of 8,099,759 shares of AirTran Common Stock were subject to and reserved for issuance under the AirTran Stock Plans, (3) an aggregate of 492,087 shares of AirTran Common Stock were reserved for issuance upon the conversion of the AirTran 7.0% convertible notes due in 2023 (the “AirTran 7.0% Convertible Notes”) issued pursuant to the Indenture dated as of May 7, 2003, between AirTran, AirTran Operating Subsidiary, and Wilmington Trust Company, as trustee, as amended to the date of this Agreement (the “AirTran 7.0% Convertible Notes Indenture”), (4) an aggregate of 18,098,961 shares of AirTran Common Stock were reserved for issuance upon the conversion of the AirTran convertible senior notes due in 2015 (the “AirTran 5.5% Convertible Notes”) issued pursuant to the Senior Indenture dated as of April 30, 2008, between AirTran and U.S. Bank National Association, as trustee, and the First Supplemental Indenture dated as of April 30, 2008, between AirTran and U.S. Bank National Association, as trustee, as amended to the date of this Agreement (the “AirTran 5.5% Convertible Notes Indenture”), and (5) an

aggregate of 18,864,860 shares of AirTran Common Stock were reserved for issuance upon the conversion of the AirTran convertible senior notes due in 2016 (the “AirTran 5.25% Convertible Notes”) issued pursuant to the Senior Indenture dated as of October 14, 2009, between AirTran and U.S. Bank National Association, as trustee, and the First Supplemental Indenture dated as of October 14, 2009, between AirTran and U.S. Bank National Association, as trustee, as amended to the date of this Agreement (the “AirTran 5.25% Convertible Notes Indenture”). As of the Measurement Date, no shares of AirTran’s Capital Stock or other voting securities of or equity interests in AirTran were issued, reserved for issuance or outstanding except as set forth in this Section 3.2(a). As used in this Agreement, (A) “AirTran Notes” means collectively the AirTran 5.5% Convertible Notes, the AirTran 5.25% Convertible Notes, and the AirTran 7.0% Convertible Notes and (ii) “AirTran Indentures” means collectively the AirTran 7.0% Convertible Notes Indenture, the AirTran 5.5% Convertible Notes Indenture, and the AirTran 5.25% Convertible Notes Indenture.

(ii) All of the issued and outstanding shares of AirTran Capital Stock are and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of, or pursuant to, AirTran Equity Awards or upon the conversion of the AirTran 7.0% Convertible Notes, the AirTran 5.5% Convertible Notes, or the AirTran 5.25% Convertible Notes, will be, duly authorized and validly issued and fully paid, nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right, or any similar right under any provision of the NRS, the AirTran Charter, the AirTran Bylaws, or any Contract to which AirTran is a party or by which it is otherwise bound. From and after the Measurement Date, AirTran has not issued any capital stock or voting securities or other equity interests other than (A) the issuance of AirTran Capital Stock upon the exercise or vesting of, or pursuant to, AirTran Equity Awards outstanding as of the Measurement Date and in accordance with their respective terms in effect at such time or (B) upon the conversion of any AirTran 7.0% Convertible Notes, AirTran 5.5% Convertible Notes, or AirTran 5.25% Convertible Notes, in each case outstanding as of the Measurement Date and in accordance with their terms in effect at such time. As used in this Agreement, “Contract” means any written or oral contract, subcontract, agreement, understanding, bond, option, warranty, purchase order, sublicense, insurance policy, mortgage, indenture, lease, license, note, agreement, Intellectual Property Rights, or other legally binding instrument or arrangement to which AirTran or any of the AirTran Subsidiaries is a party or by which it or any of their respective properties or assets is bound, but excluding any Current Employee Benefit Plan.

(iii) Except for rights under AirTran Equity Awards and rights under the AirTran 7.0% Convertible Notes, the AirTran 5.5% Convertible Notes, and the AirTran 5.25% Convertible Notes, there are not issued, reserved for issuance, or outstanding, and there are not any outstanding obligations of AirTran or any AirTran Subsidiary to issue, deliver, or sell, or cause to be issued, delivered, or sold, any Equity Equivalents of AirTran or any AirTran Subsidiary.

(b) No bonds, debentures, notes, or other Indebtedness of AirTran having the right to vote on any matters on which stockholders of AirTran may vote (“AirTran Voting Debt”) are issued or outstanding.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of AirTran Operating Subsidiary are owned by AirTran, directly or indirectly, free and clear of any Encumbrances, and free of any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares of capital stock or equity ownership interests are duly authorized and validly issued and fully paid, nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right, or any similar right under any provision of applicable Law. There are no restrictions on AirTran to vote the stock of AirTran Operating Subsidiary.

(d) Section 3.2(d) of the AirTran Disclosure Letter sets forth as of the Measurement Date with respect to each outstanding AirTran Equity Award: (i) if the holder of such AirTran Equity Award is a director or senior officer of AirTran, the name of the holder of such AirTran Equity Award, or otherwise a unique number or pseudonym identifier; (ii) the maximum number of shares of AirTran Common Stock subject to such outstanding AirTran Equity Award; (iii) in the case of AirTran Stock Options, the exercise price of such AirTran Stock Options; (iv) in the case of AirTran Equity Awards that provide for payments to the extent the value of the shares of AirTran Common Stock exceed a specified reference price or base price, the reference price per share, or base price per share of such AirTran Equity Awards; and (v) the name of the AirTran Stock Plan under which such AirTran Equity Award was made.

(e) Except for Forfeitures and Cashless Settlements in connection with the AirTran Equity Awards, there are not any outstanding obligations of AirTran or any of the AirTran Subsidiaries to directly or indirectly redeem, repurchase, or otherwise acquire any shares of capital stock or voting securities of, other equity interests in, or Equity Equivalents of, AirTran or any AirTran Subsidiary. There are not as of the date of this Agreement and there will not be at the Effective Time any stockholder agreements, voting trusts, or other agreements or understandings to which AirTran or any AirTran Subsidiary is a party or by which AirTran or any AirTran Subsidiary is bound relating to the voting of any shares of the capital stock or voting stock of, or other equity interests in, AirTran or any AirTran Subsidiary. There are no restrictions on AirTran to vote the stock of any of the AirTran Subsidiaries (other than AirTran Operating Subsidiary). There are no agreements requiring AirTran or any AirTran Subsidiary to make contributions to the capital of, or lend or advance funds to, any AirTran Subsidiary. AirTran has delivered or made available to Southwest true and complete copies of (i) the AirTran 7% Convertible Notes Indenture and the form of AirTran 7% Convertible Note issued pursuant thereto, (ii) the AirTran 5.5% Convertible Notes Indenture and the form of AirTran 5.5% Convertible Note issued pursuant thereto, and (iii) the AirTran 5.25% Convertible Notes Indenture and the form of AirTran 5.25% Convertible Note issued pursuant thereto.

(f) All of the issued and outstanding shares of capital stock or other equity ownership interests of each AirTran Subsidiary (other than AirTran Operating Subsidiary) are owned by AirTran, directly or indirectly, free and clear of any Encumbrances, and free of any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares of capital stock or equity ownership interests are duly authorized and validly issued and fully paid, nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right, or any similar right under any provision of applicable Law, such AirTran Subsidiary’s organizational documents or any Contract to which AirTran or such AirTran Subsidiary is a party or by which it is otherwise bound. Except for the capital stock or other equity ownership interests of the AirTran Subsidiaries, AirTran does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest, or other equity interest in any Person having a fair market value or book value of $500,000 or more.

3.3 Authority; No Violation.

(a) AirTran has full corporate power and authority to execute and deliver this Agreement and, subject to the AirTran Stockholder Approval, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and the performance of the obligations hereunder by AirTran have been duly and validly approved by the Board of Directors of AirTran (the “AirTran Board”). The AirTran Board has determined that this Agreement and the transactions contemplated hereby are in the best interests of AirTran and its stockholders, has approved and declared advisable this Agreement and recommended that its stockholders vote in favor of the adoption of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (the “Recommendation”), and has directed that this Agreement be submitted to its stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “AirTran Stockholders Meeting”). Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the voting power of AirTran, which will be obtained if this Agreement is adopted by a majority of the outstanding shares of AirTran Common Stock entitled to vote at the AirTran Stockholders Meeting (the “AirTran Stockholder Approval”), no other corporate proceedings on the part of AirTran or any other vote by the holders of any class or series of AirTran Capital Stock is necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for the filing of the Articles of Merger with the Nevada Secretary of State). This Agreement has been duly and validly executed and delivered by AirTran and (assuming due authorization, execution, and delivery by the other parties hereto) constitutes the valid and binding obligation of AirTran, enforceable against AirTran in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization, or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) The execution, delivery, and performance by AirTran of this Agreement and the consummation by AirTran of the transactions contemplated hereby do not and will not violate or conflict with, result in the breach of any of the terms, conditions, or provisions of, constitute a default under, create in any party the right to terminate, enforce, or modify, accelerate payment, or create or impose an Encumbrance pursuant to, or require a filing, consent, or waiver under, (i) assuming (solely in the case of the Merger) that the AirTran Stockholder Approval is obtained, the AirTran Charter or AirTran Bylaws or any organizational documents of any AirTran Subsidiary (each as amended to date) or (ii) assuming that the consents, approvals, and filings referred to in clauses (a) through (i) of Section 3.4 are duly obtained and/or made, (A) any Contract, other than under the AirTran Notes as provided by the terms thereof, or (B) any Licenses, Order, Laws (assuming, solely in the case of the Merger, that the AirTran Stockholder Approval is obtained), or other restriction applicable to AirTran, any of the AirTran Subsidiaries, or their respective assets or properties, except with respect to clause (ii), any such violation, conflict, breach, default, or right to terminate, enforce, modify, accelerate payment, or create or impose an Encumbrance or requirement of a filing, consent, or waiver that would not result in a AirTran Material Adverse Effect or be reasonably likely, individually or in the aggregate, to prevent, materially delay, or materially impair the ability of AirTran to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement. As used in this Agreement, “Order” shall mean any order, judgment, writ, stipulation, award, injunction, decree, arbitration award, or finding of any Governmental Authority, arbitrator, or mediator. As used in this Agreement, “Governmental Authority” means any airport authority and any governmental or quasi-governmental body of the United States or any other country, including any state, province, county, city, or other political subdivision thereof, or any authority, agency, court, instrumentality, or statutory or regulatory body of any of the foregoing, which in any such case has jurisdiction over AirTran, any of the AirTran Subsidiaries, or any assets or operations of AirTran or any of the AirTran Subsidiaries, or Southwest, any of the Southwest Subsidiaries or any assets or operations of Southwest or any of the Southwest Subsidiaries, as applicable.

3.4 Consents and Approvals. Except for (a) any application, filing, or submission required to be made and any consent, approval, authorization, or authority required to be made or obtained under Title 49 of the United States Code or under any regulation, rule, order, notice, or policy of the U.S. Federal Aviation Administration (the “FAA”), the U.S. Department of Transportation (the “DOT”), the Federal Communications Commission (the “FCC”), and the U.S. Department of Homeland Security (the “DHS”), including the U.S. Transportation Security Administration (the “TSA”), (b) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the AirTran Stockholders Meeting (the “Proxy Statement”) and of a registration statement on Form S-4, in which the Proxy Statement will be included (the “Form S-4”), and declaration of effectiveness of the Form S-4, and the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934 (the “Exchange Act”), the Securities Act of 1933 (the “Securities Act”), and the rules and regulations thereunder, (c) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to the NRS, (d) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (e) such filings and approvals as are required to be made or obtained under applicable state securities or “blue sky” Laws in connection with the issuance by Southwest of the Southwest Common Stock issuable pursuant to ARTICLE II, (f) any filings required under the rules and regulations of the NYSE, (g) notices and supplemental indentures under the AirTran Notes or the AirTran Indentures, (h) consents and approvals listed in Section 3.4 of the AirTran Disclosure Letter, and (i) such other consents, approvals, Orders, authorizations, registrations, declarations, transfers, waivers, disclaimers, and filings the failure of which to be obtained or made would not result in a AirTran Material Adverse Effect or be reasonably likely, individually or in the aggregate, to prevent, materially delay, or materially impair the ability of AirTran to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, no consents, approvals of, filings, or registrations with, or Orders, authorizations, or authority of any Governmental Authority are necessary in connection with (i) the execution and delivery by AirTran of this Agreement, (ii) the consummation of the Merger and the other transactions contemplated by this Agreement by AirTran, and (iii) the performance by AirTran of the obligations hereunder.

3.5 Reports. AirTran and each of the AirTran Subsidiaries have timely filed all material submissions, reports, registrations, schedules, forms, statements, and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2009 with the (a) the FAA, (b) the DOT, (c) any state or other federal regulatory authority (other than the SEC, which is covered by Section 3.6(a), and any Taxing Authority, which is covered by Section 3.11), and (d) any foreign regulatory authority (other than any Taxing Authority, which is covered by Section 3.11) (collectively, “Regulatory Agencies”), and in each case have paid all material fees and assessments due and payable in connection therewith.

3.6 SEC Filings; AirTran Financial Statements.

(a) AirTran has filed or furnished each form, report, statement, schedule, document, certification, registration statement, prospectus, and definitive proxy statement (including all exhibits, amendments, and supplements thereto and all information incorporated by reference) required to be filed or furnished by AirTran with the SEC under the Securities Act or the Exchange Act (the “AirTran SEC Filings”) since January 1, 2009. The AirTran SEC Filings (i) were filed or furnished on a timely basis, (ii) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (iii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date. There is no Proceeding pending or, to the Knowledge of AirTran, threatened against AirTran or any AirTran Subsidiary at or before the SEC. To the Knowledge of AirTran, as of the date of this Agreement, (i) none of the AirTran SEC Filings is the subject of an SEC review or outstanding SEC investigation and (ii) there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to AirTran SEC Filings. AirTran has made available to Southwest copies of all comment letters received from the SEC since January 1, 2009 and relating to the AirTran SEC Filings, together with all written responses of AirTran thereto provided or made available to the SEC, in each case to the extent not publicly available as of the date of this Agreement. No AirTran Subsidiary is required to file or furnish any reports or other documents with the SEC. For purposes of this Agreement, “Knowledge of AirTran” means the actual knowledge of any executive officer of AirTran or of the controller of AirTran.

(b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the AirTran SEC Filings (including each of the AirTran SEC Filings filed or furnished after the date of this Agreement until the Effective Time) (the “AirTran Financial Statements”): (i) complied (and will comply) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing; (ii) was prepared (and will be prepared) in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, except for the absence of footnotes as permitted by the rules and regulations of the SEC); and (iii) fairly presented (and will fairly present) in all material respects the consolidated financial position of AirTran and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of AirTran’s and its consolidated Subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements were (or will be) subject to normal year-end adjustments which were not (or are not expected to be) material in amount. Except as reflected in or reserved against on the AirTran Financial Statements, neither AirTran nor any AirTran Subsidiary is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act (“Regulation S-K”)). AirTran has not had any dispute with any of its auditors regarding accounting matters or policies requiring public reporting, a report to the audit committee, or which is otherwise material. The books and records of AirTran and each of the AirTran Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable Law and applicable accounting requirements under GAAP.

(c) (i) AirTran has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) and (ii) such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) relating to AirTran and the AirTran Subsidiaries required to be disclosed in AirTran’s reports required to be filed with or submitted to the SEC pursuant to the Exchange Act is communicated to AirTran’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of AirTran required under the Exchange Act with respect to such reports. Based on AirTran’s most recent evaluation of its disclosure controls and procedures prior to the date of this Agreement, AirTran has determined that such disclosure controls and procedures were effective for such purposes as of the date of such evaluation.

(d) AirTran and each of the AirTran Subsidiaries has implemented, and maintains and enforces, a system of internal control over financial reporting that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that provide reasonable assurance regarding the reliability of AirTran’s financial reporting and the preparation of AirTran’s financial statements for external purposes in accordance with GAAP. Based on AirTran’s most recent evaluation of its internal control over financial reporting prior to the date of this Agreement, AirTran has disclosed to AirTran’s auditors and audit committee (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect AirTran’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees of AirTran or any AirTran Subsidiary who have a significant role in the internal control over financial reporting of AirTran. As used in this section, “significant deficiency,” “material weakness,” and “internal control over financial reporting” each have the meaning given to such term in Appendix A of Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the date of this Agreement.

Since December 31, 2009, none of AirTran, any AirTran Subsidiary, AirTran’s independent accountants, the AirTran Board, or the audit committee of the AirTran Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

(e) Each of the “principal executive officer” of AirTran (as such term is used in the Sarbanes-Oxley Act of 2002 (“SOX”)) and the “principal financial officer” of AirTran (as such term is used in SOX) has made all certifications required by Sections 302 and 906 of SOX and any related rules and regulations promulgated by the SEC and the NYSE and the rules and regulations promulgated thereunder with respect to the AirTran SEC Filings, except for such instances of noncompliance as would not result in a AirTran Material Adverse Effect, and the statements contained in any such certifications were true and accurate as of the date such certifications were made and have not been modified or withdrawn. Neither AirTran nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form, or manner of filing of the certifications required by SOX and made by its principal executive officer and principal financial officer.

(f) AirTran is in compliance with all applicable provisions of SOX and the applicable listing and governance rules of the NYSE, except for such instances of noncompliance as would not result in a AirTran Material Adverse Effect. AirTran has not received any notice from the NYSE asserting any non-compliance with such rules and regulations.

(g) To the Knowledge of AirTran, Ernst & Young LLP, which has expressed its opinion with respect to the AirTran Financial Statements, is and has been “independent” (under applicable rules then in effect) with respect to AirTran and each AirTran Subsidiary within the meaning of Regulation S-X of the SEC since the appointment of Ernst & Young LLP in that capacity.

3.7 No Undisclosed Liabilities. Except for (a) those liabilities that are reflected or reserved against on the AirTran Financial Statements, (b) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet, (c) obligations pursuant to any AirTran Material Contract existing as of the date of this Agreement, and (d) obligations incurred pursuant to this Agreement or the transactions contemplated by this Agreement, since the date of the Latest Balance Sheet, neither AirTran nor any of the AirTran Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due and including any off-balance sheet loans, financings, indebtedness, makewhole, or similar liabilities or obligations) that would result in a AirTran Material Adverse Effect. For purposes of this Agreement, “Latest Balance Sheet” means the consolidated balance sheet of AirTran and its consolidated Subsidiaries as of December 31, 2009, which is included in the AirTran Financial Statements.

3.8 Brokers’ Fees. None of AirTran, any AirTran Subsidiary, or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions, or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Morgan Stanley & Co. Incorporated, which firm AirTran has retained pursuant to an engagement letter. AirTran has delivered to Southwest a true and complete copy of any engagement letter under which any fees or expenses are payable and all indemnification and other agreements related to the engagement of Morgan Stanley & Co. Incorporated.

3.9 Absence of Certain Changes or Events. Since the date of the Latest Balance Sheet there has not been, occurred, or arisen: (a) a AirTran Material Adverse Effect which is continuing; (b) any making, declaration, setting aside, or payment of any dividend on, or other distribution (whether in cash, stock, or property) in respect of, any of AirTran’s or any AirTran Subsidiary’s capital stock, or any purchase, redemption, or other acquisition by AirTran or any of the AirTran Subsidiaries of capital stock or any other securities of AirTran or any AirTran Subsidiary, except for (i) the making, declaration, setting aside, or payment of cash dividends by any wholly owned AirTran Subsidiary to its parent and (ii) repurchases of the AirTran Notes pursuant to the election of holders thereof to exercise their right to require AirTran to repurchase the AirTran 7.0% Convertible Notes in accordance with the AirTran 7.0% Convertible Notes Indenture; (c) any split, combination, or reclassification of any of AirTran’s or any AirTran Subsidiary’s capital stock; (d) any granting by AirTran or any AirTran Subsidiary of any increase in compensation or fringe benefits to any executive officer or director (except for increases in the ordinary course of business), or any payment by AirTran or any AirTran Subsidiary of any bonus (except for bonuses made to current non-officer employees in the ordinary course of business consistent with past practice), or any entry by AirTran or any AirTran Subsidiary into any Contract (or amendment of an existing Contract) to grant or provide material severance, acceleration of vesting, termination pay, or other similar benefits to any executive officer; (e) any material change by AirTran in its accounting methods, principles, or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies), except as required by concurrent changes in GAAP or by the SEC; (f) any material revaluation by AirTran or any AirTran Subsidiary of any of their respective assets, including writing off notes or accounts receivable or any sale of assets of AirTran or any AirTran Subsidiary other than in the ordinary course of business; (g) any change by AirTran or any AirTran Subsidiary in its material Tax elections or Tax accounting methods, or any closing agreement, settlement, or compromise of any claim or assessment, in each case in respect of material Taxes, or consent to any extension or waiver of any statute of limitation period with respect to any claim or assessment for material Taxes; (h) any communication or notice from the NYSE with respect to any potential material noncompliance with the rules and regulations thereof or with respect to any delisting of shares of AirTran Common Stock; (i) any acquisition (including by merger, consolidation, or the acquisition of any equity interest or assets) or sale, transfer, or other disposition outside of the ordinary course of business of any material property or material assets (whether real, personal, or mixed, tangible, or intangible) by AirTran or any of the AirTran Subsidiaries; and (j) any commitment or agreement regarding the matters described in the preceding clauses (a) through (i). Since the date of the Latest Balance Sheet through the date of this Agreement there has not been, occurred or arisen any Effect that would be reasonably likely, individually or in the aggregate, to prevent, materially delay, or materially impair the ability of AirTran to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement. Since the date of the Latest Balance Sheet, AirTran and each of the AirTran Subsidiaries have conducted their respective businesses in the ordinary course of business. As used in this Agreement, the term “Encumbrance” means any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale, or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership, or right to use, restriction, or other encumbrance of any kind in respect of such asset

(including any restriction on (w) the voting of any security or the transfer of any security or other asset, (x) the receipt of any income derived from any asset, (y) the use of any asset, and (z) the possession, exercise, or transfer of any other attribute of ownership of any asset), in each case, except for such restrictions of general application under the Securities Act and applicable “blue sky” Laws. The terms “encumber” and “encumbering” (whether or not capitalized) have meanings correlative to the foregoing.

3.10 Legal Proceedings. Except for matters that would not result in a AirTran Material Adverse Effect, there is no action, suit, mediation, arbitration, claim, charge, grievance, complaint, or proceeding, or any governmental action, proceeding, inquiry, review, or investigation (collectively, “Proceeding”) pending or, to the Knowledge of AirTran, threatened against AirTran, any AirTran Subsidiary, or any of its or their respective properties or assets in or before any Governmental Authority or before any mediator or arbitrator. Section 3.10 of the AirTran Disclosure Letter lists, as of the date of this Agreement, all material Proceedings that AirTran or any AirTran Subsidiary has pending against other parties and to the extent material and uninsured all Proceedings that are pending against AirTran or any AirTran Subsidiary. Except for Orders that would not result in a AirTran Material Adverse Effect, neither AirTran nor any AirTran Subsidiary is subject to or bound by any Order.

3.11 Taxes and Tax Returns. Except as would not result in a AirTran Material Adverse Effect:

(a) (i) All Tax Returns which were required to be filed by or with respect to AirTran and each AirTran Subsidiary have been or will be duly and timely filed or requests for extensions to file such returns or reports have been timely filed, granted, and have not expired, (ii) all such Tax Returns are correct and complete in all material respects, (iii) AirTran and each AirTran Subsidiary have duly and timely paid or caused to be duly and timely paid or made adequate provision in accordance with GAAP (or there has been duly and timely paid or adequate provision has been made on their behalf) for the payment of all Taxes shown as due on such Tax Returns, (iv) all Tax withholding and deposit requirements imposed on or with respect to AirTran and each AirTran Subsidiary have been satisfied in full other than Taxes that are not due or are being contested in good faith in appropriate proceedings and are described on Section 3.11(a) of the AirTran Disclosure Letter, and (v) there are no Encumbrances on any of the assets of AirTran or any AirTran Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) No written notification has been received by AirTran or by any AirTran Subsidiary that (i) a material audit, examination, or other Tax proceeding is pending or, to AirTran’s Knowledge, threatened or (ii) any material assessment, deficiency, or adjustment has been asserted or proposed with respect to any Tax due from or with respect to or attributable to AirTran or any AirTran Subsidiary or any Tax Return filed by or with respect to AirTran or any AirTran Subsidiary.

(c) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax assessment or deficiency of or with respect to AirTran or any AirTran Subsidiary.

(d) Neither AirTran nor any AirTran Subsidiary is a party to or bound by any Tax indemnity sharing or allocation agreements or arrangements with any Person not included in the AirTran Financial Statements and no material amounts of payments are due or will become due by AirTran or any AirTran Subsidiary pursuant to any such agreement or arrangement.

(e) Neither AirTran nor any AirTran Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign Income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account as defined in Treasury Regulations Sections 1.1502-13 and 1.1502-19 (or any corresponding or similar provision of state, local, or foreign Income Tax Law) entered into or created on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date; or (vi) prepaid amount received on or prior to the Closing Date.

(f) Neither AirTran nor any AirTran Subsidiary has any liability for any Taxes of any Person (other than AirTran and the AirTran Subsidiaries) for which the statute of limitations has not yet expired under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local, or foreign Tax Law), or as a transferee or successor.

(g) Neither AirTran nor any AirTran Subsidiary has participated (within the meaning of Treasury Regulations § 1.6011-4(c)(3)) in any “reportable transaction” within the meaning of Treasury Regulations § 1.6011-4(b)(1)-(4). AirTran and each AirTran Subsidiary has disclosed on its Tax Returns all positions taken therein that would give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local, or foreign Law).

(h) The accruals and reserves for Taxes reflected in the AirTran Financial Statements filed prior to the date of this Agreement are adequate to cover all Taxes accruable through the date of the applicable AirTran Financial Statement. Since the date of the AirTran Financial Statements filed prior to the date of this Agreement, neither AirTran nor any AirTran Subsidiary has incurred any material liability for Taxes other than Taxes incurred in the ordinary course of business consistent with past custom and practice.

(i) Neither AirTran nor any AirTran Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(j) AirTran and each of the AirTran Subsidiaries are in compliance with all terms and conditions of any material Tax exemption, Tax holiday, or other Tax reduction agreement or order of any Taxing Authority.

(k) None of AirTran or any AirTran Subsidiary is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business, or similar presence.

(l) For purposes of this Agreement (i) “IRS” means the United States Internal Revenue Service, (ii) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, joint venture, Governmental Authority, or other entity, (iii) “Tax” or “Taxes” means any taxes, assessments, fees, and other governmental charges imposed by any Governmental Authority, including income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, liquor, fuel, excess profits, occupational, premium, windfall profit, severance, escheat or unclaimed property obligation, estimated, or similar charge, including any interest, penalty, or addition thereto, whether disputed or not, (iv) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, and (v) “Taxing Authority” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any Governmental Authority or quasi-Governmental Authority or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the AirTran Disclosure Letter includes a list of each material Current Employee Benefit Plan as of the date of this Agreement.

(b) The following documents have been made available for inspection by Southwest: (i) true, correct, and complete copies of each written Current Employee Benefit Plan and related trusts (including tax-exempt trusts, secular trusts, VEBAs, and “rabbi trusts”), if applicable, including all amendments thereto, and all material associated contracts (including insurance contracts, trustee contracts, and third party administrator contracts), (ii) the three most recently filed Forms 5500 (and any associated financials, schedules, and actuarial reports) and the summary plan description for each Current Employee Benefit Plan required to file such report or provide such description, and (iii) the most recent favorable determination letter or opinion letter from the IRS, or filing to obtain such letter, with respect to each Current Employee Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code (“Qualified Current Employee Benefit Plan”).

(c) As to each Current Employee Benefit Plan subject to Title IV of ERISA, (i) there has been no event or condition that presents a significant risk of plan termination, (ii) there has been no failure to satisfy the minimum funding standards, whether or not waived, imposed by Section 302 of ERISA or Section 412 of the Code, (iii) no reportable event within the meaning of Section 4043 of ERISA (for which the disclosure requirements of Reg. § 4043.1 et. seq., promulgated by the PBGC, have not been waived) has occurred within six years prior to the date of this Agreement, (iv) no notice of intent to terminate such Current Employee Benefit

Plan has been given under Section 4041 of ERISA, (v) no proceeding has been instituted under Section 4042 of ERISA to terminate such Current Employee Benefit Plan, (vi) no liability to the PBGC has been incurred (other than with respect to required premium payments), which liability has not been satisfied, (vii) the assets of the Current Employee Benefit Plan equal or exceed the actuarial present value of the benefit liabilities, within the meaning of Section 4041 of ERISA, under the Current Employee Benefit Plan, based upon reasonable actuarial assumptions and the asset valuation principles established by the PBGC, and (viii) no withdrawal liability, within the meaning of 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied.

(d) With respect to the Current Employee Benefit Plans except as would not result in a AirTran Material Adverse Effect:

(i) All obligations, whether arising by operation of Law or by contract, required to be performed with respect to the Current Employee Benefit Plans have been timely performed, and there have been no defaults, omissions, or violations by any party with respect to the Current Employee Benefit Plans, and each Current Employee Benefit Plan has been administered in compliance with its governing documents and all applicable Law;

(ii) All reports and disclosures relating to the Current Employee Benefit Plans required to be filed with or furnished to governmental authorities (including the IRS, PBGC, and the Department of Labor), Current Employee Benefit Plan participants or beneficiaries have been filed or furnished in a timely manner in accordance with applicable Law;

(iii) Each Qualified Current Employee Benefit Plan (A) satisfies in form the qualification requirements of Section 401(a) of the Code except to the extent amendments are not required by Law to be made until a date after the Effective Time, (B) has received, or has timely submitted a filing to obtain, a favorable determination letter or opinion letter from the IRS regarding such qualified status, (C) has not, since receipt of the most recent favorable determination letter or opinion letter, been amended in a manner that would adversely affect such qualified status, and (D) has not been operated in a manner that would adversely affect such qualified status;

(iv) There are no actions, suits, or claims pending (other than routine claims for benefits) or, to the Knowledge of AirTran, threatened against, or with respect to, any Current Employee Benefit Plan or associated assets;

(v) All contributions required to be made to each Current Employee Benefit Plan pursuant to its terms, the Code, or any other applicable Law have been timely made;

(vi) As to any Qualified Current Employee Benefit Plan, there has been no termination, partial termination, or discontinuance of contributions within the meaning of Section 411(d)(3) of the Code in connection with which all affected participants have not been fully vested in their accrued benefits;

(vii) No act, omission, or transaction has occurred that would result, directly or indirectly, in imposition on AirTran or any fiduciary of any Current Employee Benefit Plan of (A) any fiduciary duty liability damages under Section 409 of ERISA, (B) any liability under Section 502 of ERISA, or (C) any tax imposed pursuant to Chapter 43 of Subtitle D of the Code;

(viii) There is no matter pending (other than routine qualification determination or opinion letter filings) with respect to any Current Employee Benefit Plan before the IRS, the Department of Labor, the PBGC, or other Governmental Authority;

(ix) Each trust funding a Current Employee Benefit Plan, which trust is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, satisfies the requirements of such section and has received, or has timely applied for, a determination letter from the IRS recognizing such exempt status and, to the Knowledge of AirTran, has not, since receipt of the most recent determination letter, been amended or operated in a way that would adversely affect such exempt status or cause any liability on AirTran or any fiduciary of an associated Current Employee Benefit Plan;

(x) Except as contemplated by the written terms of this Agreement, neither the execution, delivery, or performance of this Agreement by AirTran nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require AirTran to make a larger contribution to, or pay greater benefits or provide other rights under, any Current Employee Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any Current Employee Benefit Plan, or (C) conflict with the terms of any Current Employee Benefit Plan;

(xi) All obligations of AirTran, each Commonly Controlled Entity, and each fiduciary under each Current Employee Benefit Plan, whether arising by operation of Law or by contract, arrangement, or agreement, required to be performed under Section 4980B of the Code, as amended, and Sections 601 through 609 of ERISA, or similar state Law (“COBRA”), have been or will be timely performed;

(xii) No Current Employee Benefit Plan provides any severance benefits or retention benefits;

(xiii) Each Current Employee Benefit Plan, which is an employee benefit plan within the meaning of Section 3(3) of ERISA, by its terms and the summary plan description for each such plan provides that such plan may be amended, revised, or terminated by AirTran or a Commonly Controlled Entity, as applicable, subject to contractual notice requirements;

(xiv) No Current Employee Benefit Plan provides retiree medical or retiree life insurance benefits to any individual, and AirTran is not contractually or otherwise obligated (whether or not in writing) to provide any individual with life insurance or medical benefits upon retirement or termination of employment, other than as required by COBRA;

(xv) AirTran and each Commonly Controlled Entity, as applicable, has maintained all employee data necessary to administer each Current Employee Benefit Plan, including all data required to be maintained under Sections 107 and 209 of ERISA, and such data are true and correct and are maintained in usable form;

(xvi) (A) Each Current Employee Benefit Plan that is subject to the requirements of Section 409A of the Code has since (1) January 1, 2005, been administered, operated and maintained in good faith compliance with Section 409A of the Code and Notice 2005-1 and (2) January 1, 2009, been operated in compliance with the requirements of Section 409A of the Code and the regulations and other guidance promulgated thereunder and (B) no AirTran Equity Award constitutes deferred compensation within the meaning of Section 409A of the Code or the guidance thereunder;

(xvii) Other than the AirTran Equity Awards, no Employee Benefit Plan grants or purports to grant any subscription, option, warrant, conversion, exchange, or right entitling the holder thereof to purchase or otherwise acquire any shares of stock of AirTran, and other than AirTran Equity Awards no such subscription, option, warrant, conversion, exchange, or right is outstanding as of the Effective Time;

(xviii) AirTran has not announced, proposed, or agreed to any changes to any Employee Benefit Plan that would cause an increase in benefits (or the creation of new benefits) under any such Employee Benefit Plan, which would result in an increase in the cost of maintaining such Employee Benefit Plan;

(xix) (A) each grant of a AirTran Stock Option was duly authorized no later than the date on which the grant of such AirTran Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the AirTran Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents (it being understood that such stockholder approval of the underlying plan may be made after and retroactive to the Grant Date, subject to applicable Law), and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto no later than the Grant Date, (B) each such grant was made in accordance with the terms of the applicable Employee Benefits Plan, the Exchange Act, and all other applicable Laws, and (C) each such grant was properly accounted for in all material respects in accordance with GAAP in the AirTran Financial Statements in accordance with the Exchange Act and all other applicable Laws. AirTran has not priced, and there is no and has been no AirTran policy or practice to price, AirTran Stock Options granted to AirTran directors or employees otherwise than in the “window period” following the release or other public announcement of material information regarding AirTran or any of the AirTran Subsidiaries or their financial results or prospects;

(xx) No Current Employee Benefit Plan provides for any gross-up payment associated with any Tax; and

(xxi) No Employee Benefit Plan which provides that payments may be made in securities of AirTran or any Commonly Controlled Entity, nor any trust maintained pursuant to any Employee Benefit Plan, holds any securities of AirTran or any Commonly Controlled Entity.

(e) In connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or in connection with any other event): (i) no payments of money or other property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under any agreement contemplated herein, or under the Employee Benefit Plans that would result, individually or in the aggregate, in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration, or provision to be triggered (and determined without the application of Section 280G(b)(4)), and (ii) AirTran is not a party to any Contract, nor has any of the foregoing parties established any policy or practice, requiring any payment or any other form of compensation or benefit to any Person performing services for AirTran upon termination of such services that would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.

(f) For purposes of this Agreement (i) “Commonly Controlled Entity” shall mean any corporation, trade, business, or entity under common control with AirTran within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA; (ii) “Current Employee Benefit Plan” shall mean each Employee Benefit Plan that is sponsored, maintained, or contributed to by AirTran or any Commonly Controlled Entity, or, with respect to any Employee Benefit Plan subject to Title IV of ERISA, has been so sponsored, maintained, or contributed to by AirTran or any Commonly Controlled Entity at any time within six years prior to the Effective Time, or, with respect to any Employee Benefit Plan not otherwise subject to Title IV of ERISA, has been so sponsored, maintained, or contributed to by AirTran or any Commonly Controlled Entity at any time within three years prior to the Effective Time, or with respect to which AirTran or any Commonly Controlled Entity has any obligations or liability (contingent, secondary, or otherwise); (iii) “Employee Benefit Plan” shall mean each benefit or compensation plan, program, fund, contract, arrangement, or agreement, including any bonus, incentive, personnel, collective bargaining, workers’ compensation, voluntary employees’ beneficiary association, deferred compensation, vacation, stock or stock-based (including options and phantom equity), severance, employment, golden parachute, retention, salary continuation, change of control, executive compensation, supplemental income, consulting, retirement, pension, profit sharing, welfare, disability, death benefit, hospitalization, insurance, or fringe benefit plan, program, fund, contract, arrangement, or agreement of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen, or terminated) and any related trust, insurance contract, arrangement, or agreement, escrow account, or similar funding arrangement, that is sponsored, maintained, or contributed to by AirTran or any Commonly Controlled Entity (or required to be maintained or contributed to by AirTran or any Commonly Controlled Entity) for the benefit of current or former directors, officers, or employees of, or consultants to, AirTran or any Commonly Controlled Entity or that has been so sponsored, maintained or contributed to at any time; (iv) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended; and (v) “PBGC” shall mean the Pension Benefit Guaranty Corporation.

3.13 Labor and Employment Matters.

(a) AirTran has made available to Southwest true and complete copies of all collective bargaining agreements and other labor union contracts (including all amendments thereto) applicable to any employees of AirTran or any AirTran Subsidiaries (the “AirTran CBAs”).

(b) Except as would not result in a AirTran Material Adverse Effect, (i) no grievances, arbitrations, or legal or administrative Proceedings which allege violation of any agreement, AirTran CBAs, or applicable Law with respect to any employee are pending or, to the Knowledge of AirTran, threatened against AirTran or any of the AirTran Subsidiaries, (ii) neither AirTran nor any of the AirTran Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses, or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, (iii) neither AirTran nor any of the AirTran Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security, or other benefits or obligations for employees, (iv) to the Knowledge of AirTran, no employee of AirTran or any of the AirTran Subsidiaries is in any respect in violation of any term of any employment Contract, nondisclosure Contract, common law nondisclosure obligations, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by AirTran or any of the AirTran Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by AirTran or any of the AirTran Subsidiaries or to the use of trade secrets or proprietary information of others, and (v) AirTran and the AirTran Subsidiaries are in compliance with all applicable Laws, AirTran CBAs, Contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms, and conditions of employment and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any comparable applicable Law.

(c) From January 1, 2010 to the date of this Agreement and except as would not result in a AirTran Material Adverse Effect, no work stoppage, slowdown, lockout, labor strike, material arbitrations, or other material labor disputes against AirTran or any of the AirTran Subsidiaries are pending or, to the Knowledge of AirTran, threatened.

(d) From January 1, 2010 to the date of this Agreement, to the Knowledge of AirTran, no labor union, labor organization, or works council or group of employees of AirTran or any of the AirTran Subsidiaries has made a pending demand for recognition or certification to AirTran or any of the AirTran Subsidiaries, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of AirTran, threatened to be brought or filed with the National Mediation Board.

(e) AirTran has no Subsidiaries formed or organized, and neither AirTran nor any of the AirTran Subsidiaries has any employees stationed, outside of the United States.

3.14 Compliance with Laws; Licenses. Except as would not result in a AirTran Material Adverse Effect:

(a) AirTran and each AirTran Subsidiary are and, since January 1, 2009, have been in compliance with all applicable Laws, all applicable operating certificates, certificates of public convenience, and necessity, air carrier obligations, airworthiness directives (“ADs”), Federal Aviation Regulations (“FARs”), and any other rules, regulations, directives, orders, and policies of the FAA, DOT, DHS, FCC, TSA, and any other Governmental Authority applicable to AirTran or any AirTran Subsidiary or by which AirTran or any AirTran Subsidiary or any of their respective businesses or properties is bound. No investigation or review by any Governmental Authority with respect to AirTran or any of the AirTran Subsidiaries is pending or, to the Knowledge of AirTran, has been threatened, during the three-year period immediately preceding the date of this Agreement. AirTran and each of the AirTran Subsidiaries has all Licenses.

(b) AirTran and each of the AirTran Subsidiaries are in compliance with (i) their respective obligations under each of their respective Licenses and (ii) the rules and regulations of the Governmental Authority issuing such Licenses which are necessary to operate their respective businesses substantially as currently conducted. There is not pending or, to the Knowledge of AirTran, any threat of, a proceeding, notice of violation, order of forfeiture, or complaint or investigation against AirTran or any of the AirTran Subsidiaries relating to any of the Licenses by or before the FAA, DOT, or any other Governmental Authority.

3.15 Certain Contracts.

(a) For purposes of this Agreement, “AirTran Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K, other than the Current Employee Benefit Plans);

(ii) all Contracts (other than the AirTran CBAs) to which AirTran or any of the AirTran Subsidiaries is a party, or that purports to be binding upon AirTran or any of the AirTran Subsidiaries, that contain a covenant materially restricting the ability of AirTran or any of the AirTran Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of the Combined Company) to compete (A) in any business that is material to AirTran and the AirTran Subsidiaries, taken as a whole, or to the Knowledge of AirTran, Southwest and the Southwest Subsidiaries, taken as a whole, or (B) with any Person or in any geographic area, except for any such Contract (1) that may be canceled without penalty by AirTran or any of the AirTran Subsidiaries upon notice of 180 days or less or (2) the terms and scope (including with respect to any restrictive covenants) of which are customary in the airline industry for Contracts of that type;

(iii) all material joint venture, partnership, business alliance, code sharing, capacity purchase, pro-rate, and frequent flyer agreements (including all material amendments to each of the foregoing agreements;

(iv) all material Contracts related to any AirTran Slot;

(v) all material obligations of AirTran or any of the AirTran Subsidiaries under or Contracts to which AirTran or any of the AirTran Subsidiaries is a party relating to any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination or any of these transactions, including collateralized mortgage obligations or other similar instruments or transactions, and any related credit support, collateral, transportation, or other similar Contracts related to such transactions or any other derivative transaction within the coverage of SFAS No. 133 (collectively, “Hedging Agreements”);

(vi) all maintenance agreements for repair and overhaul that would be expected to result in AirTran or any of the AirTran Subsidiaries incurring costs in excess of $5,000,000 per year (including all material amendments to each of the foregoing agreements);

(vii) all loan agreements, credit agreements, notes, debentures, bonds, mortgages, indentures, and other Contracts (other than Contracts for the financing of aircraft) pursuant to which any Indebtedness of AirTran or any of the AirTran Subsidiaries is outstanding or may be incurred and all guarantees of or by AirTran or any of the AirTran Subsidiaries of any Indebtedness of any other person (except for any such Indebtedness or guarantees of Indebtedness (A) the principal amount of which does not exceed $5,000,000 individually or (B) intercompany Indebtedness among AirTran and any wholly owned AirTran Subsidiaries);

(viii) all material credit card related agreements including (A) all material credit card processing or card services agreements, merchant services agreements, and on-line payment services agreements, (B) all material agreements with credit card or debit card issuers or card associations governing co-branded credit or debit cards, and (C) all material agreements governing participation in credit card related awards programs; and

(ix) any other Contract (other than (A) purchase or sale orders in the ordinary course of business that are terminable or cancelable by AirTran or any AirTran Subsidiaries without penalty on 180 days’ notice or less or (B) Contracts for the purchase or lease of aircraft, aircraft engines, components, or simulators) which requires payment by AirTran or any AirTran Subsidiary in excess of $5,000,000 per annum.

(b) Section 3.15(b) of the AirTran Disclosure Letter sets forth a list of all AirTran Material Contracts in force and effect as of the date of this Agreement other than those listed as an exhibit to AirTran’s SEC Reports.

(c) Each AirTran Material Contract is valid, binding, and in full force and effect, except to the extent that (i) it has previously expired in accordance with its terms or (ii) the failure to be valid, binding, and in full force and effect would not result in a AirTran Material Adverse Effect. Neither AirTran nor any of the AirTran Subsidiaries, nor, to the

Knowledge of AirTran, any counterparty to any AirTran Material Contract, is in violation of, has violated, or is alleged to have violated any provisions of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a breach or default under the provisions of, and there has occurred no event giving to others any right of termination, amendment, or cancellation of, with or without notice or the lapse of time or both, any such AirTran Material Contract, except in each case for those violations or alleged violations, acts, or failures to perform any act or events which would not result in a AirTran Material Adverse Effect or be reasonably likely, individually or in the aggregate, to prevent, materially delay, or materially impair the ability of AirTran to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

3.16 Environmental Liability.

(a) Permits and Authorizations. Except as would not result in a AirTran Material Adverse Effect, each of AirTran and the AirTran Subsidiaries possesses all material Environmental Permits necessary to conduct its businesses and operations as currently conducted.

(b) Compliance. Each of AirTran and the AirTran Subsidiaries is, to the Knowledge of AirTran, in compliance with all applicable Environmental Laws and all Environmental Permits, except in the case of the matters covered by this sentence where the failure to be in compliance with such Laws would not result in a AirTran Material Adverse Effect, and in the past three years neither AirTran nor any AirTran Subsidiary has received any (i) communication from any Governmental Authority or other person that alleges that AirTran or any AirTran Subsidiary has violated or is liable under any Environmental Law or (ii) written request for material information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq., or similar state statute concerning the disposal of Hazardous Materials.

(c) Environmental Claims. There are no Environmental Claims (i) pending or, to the Knowledge of AirTran, threatened against AirTran or any of the AirTran Subsidiaries or (ii) to the Knowledge of AirTran, pending or threatened against any person whose liability for any Environmental Claim AirTran or any of the AirTran Subsidiaries has retained or assumed, either contractually or by operation of law, except where the matters alleged in such communication or notice, or with respect to such Environmental Claim, have been adequately remediated or resolved and except for such instances of non-compliance, violations, and Environmental Claims as would not result in a AirTran Material Adverse Effect.

(d) Releases. To the Knowledge of AirTran, there have been no Releases of any Hazardous Materials that are reasonably likely to form the basis of any Environmental Claim that would result in a AirTran Material Adverse Effect.

(e) Definitions.

(i) “Environmental Claims” means any administrative, regulatory, or judicial actions, Orders, suits, demands, demand letters, directives, claims, investigations, Proceedings, or notices of noncompliance or violation by any Governmental Authority or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal, or remediation, for natural resources damages, property damage, personal injuries, or penalties or for contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on, or related to the presence, Release, or threatened Release of, or exposure to, any Hazardous Materials at any location.

(ii) “Environmental Laws” means all Laws for protection of human health as it relates to the environment, including laws and regulations relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, transport, handling of, or exposure to Hazardous Materials.

(iii) “Environmental Permits” means all permits, Licenses, registrations, and other authorizations required under applicable Environmental Laws.

(iv) “Hazardous Materials” means any toxic or hazardous waste, pollutants, or substances, including asbestos, polychlorinated biphenyls, petroleum products and byproducts, substances defined or listed as a “hazardous substance,” “toxic substance,” “toxic pollutant,” or similarly identified substance or mixture, in or pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1802, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq., the Toxic Substance Control Act of 1976, as amended 15 U.S.C. § 2601, et seq., the Clean Water Act, 33 U.S.C. § 466, et seq., as amended.

(v) “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching, or migration into the environment (including ambient air, surface water, groundwater, land surface, or subsurface strata) or within any building, structure, facility, or fixture.

3.17 State Takeover Laws. Subject to Southwest’s representation set forth in Section 4.11, none of the requirements or restrictions of the “acquisition of controlling interest” statutes set forth in NRS 78.378 through NRS 78.3793, inclusive (the “Control Share Statutes”), or the “combinations with interested stockholder” statutes set forth in NRS 78.411 through 78.444, inclusive (the “Combination Statutes”), or, to the Knowledge of AirTran, any other state takeover statute (collectively, with the Control Share Statutes and the Combination Statutes, the “Takeover Statutes”) is applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

3.18 AirTran Information. The information relating to AirTran and the AirTran Subsidiaries that is provided by AirTran or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) in the case of the Proxy Statement, at the date it is first mailed to AirTran’s stockholders or at the time of the AirTran Stockholders Meeting, contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading; it being understood that in each case AirTran makes no representation or warranty with respect to information that is provided by Southwest and the Southwest Subsidiaries for inclusion in the Proxy Statement and the Form S-4. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.19 Transactions with Related Persons. As of the date of this Agreement, neither AirTran nor any AirTran Subsidiary is a participant in a “transaction” with any “related person” that would be required to be disclosed by AirTran under Item 404 of Regulation S-K (the “AirTran S-K 404 Arrangements”). For purposes of this Section 3.19, the terms “related person” and “transaction” have the meanings given to such terms in Item 404 of Regulation S-K.

3.20 Aircraft.

(a) Section 3.20(a)(i) of the AirTran Disclosure Letter sets forth a true and complete list of (i) all aircraft operated under the operating certificate of AirTran or any of the AirTran Subsidiaries and (ii) all aircraft owned or leased by AirTran or any of the AirTran Subsidiaries, in each case as of the date of this Agreement (collectively, the “AirTran Aircraft”), including a description of the type, manufacturer serial number, and FAA registration number and vintage of each such aircraft. Section 3.20(a)(ii) of the AirTran Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, containing all AirTran Material Contracts pursuant to which (y) AirTran or any of the AirTran Subsidiaries has a binding obligation to purchase or lease aircraft, aircraft engines, or simulators, including the manufacturer and model of all aircraft, aircraft engines, or simulators subject to such AirTran Material Contract, the nature of the purchase or lease obligation (i.e., firm commitment, subject to reconfirmation, or otherwise) and the anticipated delivery date of each aircraft of such AirTran Material Contract, and (z) AirTran or any of the AirTran Subsidiaries have financed, or have commitments to finance, aircraft (including leases, mortgages, and deferred or conditional sales agreements). Except as identified in writing by AirTran to Southwest prior to the date of this Agreement, AirTran has delivered or made available to Southwest redacted (as to pricing terms and other competitively sensitive information) copies of all AirTran Material Contracts listed on Section 3.20(a)(ii) of the AirTran Disclosure Letter, including all amendments, modifications, and supplements thereto.

(b) Each AirTran Aircraft is properly registered on the FAA aircraft registry, has a validly issued, current individual aircraft FAA standard certificate of airworthiness with respect to such AirTran Aircraft, and all material requirements for the effectiveness of such certificate of airworthiness have been satisfied (except for the period of time any aircraft may be out of service and such certificate is suspended in connection therewith).

(c) Except as would not result in a AirTran Material Adverse Effect:

(i) each AirTran Aircraft’s structure, systems, and components are functioning in all material respects in accordance with their respective intended uses as set forth in any applicable FAA-approved maintenance program (or are in the process of repair or maintenance), including any applicable manuals, technical standard orders, or parts manufacturing approval certificates, and any grounded AirTran Aircraft are being stored in all material respects in accordance with any applicable FAA-approved maintenance program;

(ii) all deferred maintenance items and temporary repairs with respect to each AirTran Aircraft have been or will be made in all material respects in accordance with any applicable FAA-approved maintenance programs;

(iii) neither AirTran nor any of the AirTran Subsidiaries is a party to any interchange or pooling agreements with respect to its AirTran Aircraft, other than parts pooling agreements in the ordinary course of business; and

(iv) other than with respect to AirTran Aircraft leased by a AirTran Subsidiary to another AirTran Subsidiary, neither AirTran nor any of the AirTran Subsidiaries is currently leasing any AirTran Aircraft to a third party lessee.

(d) Section 3.20(d) of the AirTran Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all aircraft operated on behalf of AirTran pursuant to a capacity purchase or pro-rate agreement (a “AirTran Material Contract Flight Agreement”), including a description of the operator, type and number of each such aircraft, and any minimum utilization requirements applicable to such aircraft. Section 3.20(d) of the AirTran Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all AirTran Material Contract Flight Agreements. Except as identified in writing by AirTran to Southwest prior to the date of this Agreement, AirTran has delivered or made available to Southwest redacted (as to pricing terms and other competitively sensitive information) copies or specimen copies of all AirTran Material Contract Flight Agreements listed on Section 3.20(d) of the AirTran Disclosure Letter, including all material amendments, modifications, and supplements thereto.

(e) To the Knowledge of AirTran, as of the date of this Agreement, there is no ongoing strike, work stoppage, or lockout by or with respect to any employee of any counterparty to a AirTran Material Contract Flight Agreement.

3.21 AirTran Slots and Operating Rights. Section 3.21 of the AirTran Disclosure Letter sets forth a true and complete list of all takeoff and landing slots, operating authorizations from the FAA or any other Governmental Authority and other similar designated takeoff and landing rights used or held by AirTran or any AirTran Subsidiary (the “AirTran Slots”) at any domestic or international airport and such list indicates any AirTran Slots that have been permanently allocated to another air carrier and in which AirTran or a AirTran Subsidiary holds only temporary use rights. AirTran and the AirTran Subsidiaries have complied in all material respects and are in compliance in all material respects with all regulations of the FAA and each other Governmental Authority with respect to the AirTran Slots. Neither AirTran nor any of the AirTran Subsidiaries has (a) received any written notice of any proposed withdrawal of the AirTran Slots by the FAA or any other Governmental Authority or (b) agreed to any future slide, trade (except for seasonal swaps), purchase, sale, exchange, lease, or transfer of any of the AirTran Slots that has not been consummated. The AirTran Slots have not been designated for the provision of essential air service under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. Section 93.219, and have not been designated for international operations, as more fully detailed in 14 C.F.R. Section 93.217. To the extent covered by 14 C.F.R. Section 93.227 or any order, notice, or requirement of the FAA or any other Governmental Authority, AirTran and the AirTran Subsidiaries have used the AirTran Slots (or the AirTran Slots have been used by other operators) either at least 80% of the maximum amount that each AirTran Slot could have been used during each full reporting period (as described in 14 C.F.R. Section 93.227(i) or any such order, notice, or requirement) or such greater or lesser amount of minimum usage as may have been required to protect such AirTran Slot’s authorization from termination or withdrawal under regulations or waivers established by any airport authority or any other Governmental Authority. All material reports required by the FAA or any other Governmental Authority relating to the AirTran Slots have been filed in a timely manner.

3.22 AirTran Airports. As of the date of this Agreement, no airport authority at any airport at which AirTran operates (each such airport, a “AirTran Airport”) has taken any action or, to the Knowledge of AirTran, is any such action threatened, that would reasonably be expected to materially interfere with the ability of AirTran and the AirTran Subsidiaries to conduct their respective operations at any AirTran Airport in substantially the manner as currently conducted.

3.23 Title to Property and Assets. AirTran or a AirTran Subsidiary has good and valid title to, or has a valid leasehold interest in, or valid rights under contract to use, all of the tangible assets and properties and any intangible assets reflected in the Latest Balance Sheet, individually or in the aggregate, material to the conduct of the business of AirTran and AirTran Subsidiaries taken as a whole (except for assets and properties disposed of since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice), free and clear of all Encumbrances, except Permitted Encumbrances, and except for Encumbrances which secure Indebtedness reflected in the Latest Balance Sheet or incurred since the date of the Latest Balance Sheet in the ordinary course of business; and all leases pursuant to which AirTran or any AirTran Subsidiary leases from others any real or personal property, are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), on the part of AirTran or any AirTran Subsidiary or, to the Knowledge of AirTran, any third party, except where the lack of such good standing or failure to be valid and effective would result in a AirTran Material Adverse Effect. The rights, assets, and properties owned, leased, or licensed by AirTran and the AirTran Subsidiaries include all rights, assets, and properties necessary to permit AirTran and the AirTran Subsidiaries to conduct their businesses in all material respects in the same manner as their businesses have been conducted prior to the date of this Agreement. As used in this Agreement, “Permitted Encumbrances” means (a) liens shown on the Latest Balance Sheet as securing specified liabilities or obligations and liens incurred in connection with the purchase of property and/or assets, if such purchase was effected after the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice, with respect to which no default exists; (b) minor imperfections of title, if any, none of which are substantial in amount, detract from the value or impair the use of the property subject thereto, or impair the operations of AirTran or Southwest or any AirTran Subsidiary or Southwest Subsidiary, as the case may be, and which have arisen only in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet; (c) liens for current Taxes not yet due or delinquent; and (d) such minor title defects, failure to have valid leasehold interest in, or objections, liens, claims, charges, security interests, or other encumbrances of any nature whatsoever, if any, as, individually or in the aggregate, do not materially impair the value of the property subject to such Encumbrance or the use of the property in the conduct of the business of AirTran and any AirTran Subsidiary.

3.24 Intellectual Property.

(a) To the Knowledge of AirTran, the conduct of the business as currently conducted by AirTran and the AirTran Subsidiaries does not infringe, misappropriate, or otherwise violate in any material respect the Intellectual Property Rights of any third Person, and during the three-year period immediately preceding the date of this Agreement, there have been no claims of such infringement, misappropriation, or other violation threatened in writing against AirTran or any of the AirTran Subsidiaries that have not been settled or withdrawn prior to the date of this Agreement. During the three-year period immediately preceding the date of this Agreement, there has been no Proceeding asserted or, to the Knowledge of AirTran, threatened in writing, against AirTran or any of the AirTran Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use, or licensed right to use any Intellectual Property Rights claimed to be owned or held by AirTran or any of the AirTran Subsidiaries or used or alleged to be used in the business of AirTran or any of the AirTran Subsidiaries, except as would not result in a AirTran Material Adverse Effect.

(b) The computer software and databases (including source code, object code, and all related documentation), computers, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements and all associated documentation of AirTran and the AirTran Subsidiaries (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by AirTran and the AirTran Subsidiaries for the operation of their respective businesses and (ii) have not malfunctioned or failed within the three-year period immediately preceding the date of this Agreement, except, in the case of clauses (i) and (ii), as would not result in a AirTran Material Adverse Effect. AirTran and the AirTran Subsidiaries have implemented and maintained for the three-year period immediately preceding the date of this Agreement reasonable and sufficient backup and disaster recovery technology consistent with industry practices, except as would not result in a AirTran Material Adverse Effect.

3.25 Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws. Except as would not result in a AirTran Material Adverse Effect:

(a) Neither AirTran, nor any AirTran Subsidiaries nor, to the Knowledge of AirTran, any of its, or the AirTran Subsidiaries’, Affiliates, officers, directors, employees, or agents, has made, authorized, offered, or received any Sensitive Payments or maintained any unrecorded cash or non-cash assets of AirTran or any AirTran Subsidiary out of which any

Sensitive Payments might be made. For purposes of this Agreement, “Sensitive Payments” means, with respect to any Person, any unlawful (i) payment to or from any official or employee of any Governmental Authority, (ii) commercial bribes or kick-backs, (iii) amounts paid with an understanding that rebates or refunds will be made in contravention of the Laws of any applicable jurisdiction, either directly or through a third party, (iv) political contributions on behalf of such Person or any of its Subsidiaries, and (v) payments or commitments (whether made in the form of commissions, payments of fees for goods or services received, or otherwise) made with the understanding or under circumstances which would indicate that all or part thereof is to be paid by the recipient to an official or employee of any Governmental Authority or as a commercial bribe, influence payment, or kick-back.

(b) No Governmental Authority has notified AirTran or any of the AirTran Subsidiaries in writing of any actual or alleged violation or breach of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “Foreign Corrupt Practices Act”).

(c) Neither AirTran nor any of the AirTran Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey, or examination of records, in each case conducted by a Governmental Authority and relating to AirTran’s or the AirTran Subsidiaries’ compliance with the Foreign Corrupt Practices Act, nor, to the Knowledge of AirTran, is any such action threatened.

(d) Neither AirTran nor any of the AirTran Subsidiaries has been or is now under any administrative, civil, or criminal investigation, charge, or indictment involving alleged false statements, false claims, or other unlawful conduct relating to AirTran’s or any of the AirTran Subsidiaries’ compliance with the Foreign Corrupt Practices Act, nor, to the Knowledge of AirTran, is any such action threatened.

(e) Neither AirTran nor any of the AirTran Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Foreign Corrupt Practices Act, nor, to the Knowledge of AirTran, is any such action threatened.

3.26 No Rights Agreement. AirTran is not subject to any stockholder rights agreement or any similar type of anti-takeover Contract that applies to the Merger or the ability of Southwest or any Southwest Subsidiary to perform its respective obligations under this Agreement or receive the benefits hereof.

3.27 U.S. Citizen; Air Carrier. AirTran Operating Subsidiary is a “citizen of the United States” as defined in the Federal Aviation Act and is an “air carrier” within the meaning of such Act operating under certificates issued pursuant to such Act (49 U.S.C. Sections 41101-41112).

3.28 Fairness Opinions. Prior to the execution of this Agreement, AirTran has received the oral opinion of Morgan Stanley & Co. Incorporated (to be confirmed in writing), to the effect that, as of the date thereof and based upon and subject to the matters and limitations set forth therein, the Merger Consideration was fair from a financial point of view to the holders of AirTran Common Stock. Copies of all written opinions of Morgan Stanley & Co. Incorporated with respect to the foregoing will be delivered to Southwest for informational purposes only promptly following receipt thereof by AirTran. As of the date of this Agreement, such opinion has not been amended or rescinded.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SOUTHWEST AND MERGER SUB

Except (i) as may be set forth in the Southwest SEC Filings since January 1, 2010 through the date of this Agreement (but excluding any disclosures set forth in any risk factor section, any “forward-looking statements” disclaimer, or any other section that is cautionary, predictive, or forward-looking in nature) or (ii) as disclosed in the disclosure letter (the “Southwest Disclosure Letter”) delivered by Southwest to AirTran prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Southwest Disclosure Letter relates; it being understood that matters disclosed pursuant to one section of the Southwest Disclosure Letter shall be deemed to be disclosed with respect to any other section of the Southwest Disclosure Letter where it is reasonably apparent on the face of the Southwest Disclosure Letter that the matters so disclosed are also applicable to such other Section or subsection of this Agreement), Southwest hereby represents and warrants to AirTran as follows:

4.1 Corporate Organization.

(a) Southwest is a corporation duly organized, validly existing, and in good standing under laws of the State of Texas. Southwest has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not result in a Southwest Material Adverse Effect.

(b) Merger Sub is a corporation duly organized, validly existing, and in good standing under laws of the State of Nevada. Merger Sub has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not result in a Southwest Material Adverse Effect.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Southwest consists solely of 2,000,000,000 shares of Southwest Common Stock. As of the close of business on the Measurement Date:

(i) 746,191,586 shares of Southwest Common Stock were issued (and not held in Southwest’s treasury) and outstanding;

(ii) 61,420,048 shares of the Southwest Common Stock were issued and held in Southwest’s treasury, and no shares of the Southwest Common Stock are held by any Southwest Subsidiary; and

(iii) an aggregate of 54,779,142 shares of Southwest Common Stock were issuable upon exercise or vesting of awards under Southwest equity plans.

(b) All the issued and outstanding shares of Southwest Common Stock are and, at the time of issuance, all shares of Southwest Common Stock that may be issued upon the exercise or vesting of, or pursuant to, outstanding Southwest Derivative Securities prior to the Effective Time will be, duly authorized and validly issued and fully paid and nonassessable. No bonds, debentures, notes, or other Indebtedness of Southwest or any Southwest Subsidiary having the right to vote on any matters on which stockholders of Southwest or Merger Sub may vote (“Southwest Voting Debt”) are issued or outstanding. Except as set forth above and except for Southwest Derivative Securities or shares of Southwest Common Stock reserved for issuance under Southwest equity plans, as of the close of business on the Measurement Date (i) there were no options, warrants, or other rights to acquire shares of Southwest Common Stock from Southwest and no shares of Southwest Common Stock were authorized, issued, or outstanding; (ii) there were no existing pre-emptive rights, subscriptions, Southwest Derivative Securities, or other rights, agreements, arrangements, or commitments of any character, relating to the issued or unissued capital stock of Southwest or any Southwest Subsidiary, obligating Southwest or any Southwest Subsidiary to issue, transfer, or sell or cause to be issued, transferred, or sold any capital stock or Southwest Voting Debt of, or in, Southwest or any Southwest Subsidiary or securities convertible into or exchangeable for any capital stock or Southwest Voting Debt of, or in, Southwest or any Southwest Subsidiary, or obligating Southwest or any Southwest Subsidiary to grant, extend, or enter into any such option, warrant, call, subscription, or other right, agreement, arrangement, or commitment; and (iii) other than (A) the forfeiture or satisfaction of awards under Southwest equity plans, (B) the acceptance by Southwest of shares of Southwest Common Stock as payment for the exercise price of awards under Southwest equity plans, or (C) the acceptance by Southwest of shares of Southwest Common Stock for withholding taxes incurred in connection with the exercise of awards under Southwest equity plans, there were no outstanding obligations (contingent or otherwise) of Southwest or any Southwest Subsidiary to repurchase, redeem, or otherwise acquire any shares of the capital stock of Southwest or of any Southwest Subsidiary.

(c) There are no voting trusts or other agreements or understandings to which Southwest or any Southwest Subsidiary is a party with respect to the voting of the capital stock of Southwest or any Southwest Subsidiary.

(d) Southwest has a sufficient number of authorized and unissued shares of Southwest Common Stock and cash or access to cash to consummate the transactions contemplated by this Agreement, including the Merger.

4.3 Authority; No Violation.

(a) Southwest and Merger Sub have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform their obligations hereunder. The Southwest Board has determined that this Agreement and the transactions contemplated hereby are in the best interests of Southwest and its stockholders, and has approved and declared advisable this Agreement. The execution and delivery of this Agreement by each of Southwest and Merger Sub and the consummation by each of Southwest and Merger Sub of the transactions contemplated hereby and the performance of their obligations hereunder have been duly and validly approved by all necessary corporate action of Southwest and Merger Sub, as applicable, and no other corporate proceedings on the part of Southwest or Merger Sub or any vote by the holders of any class or series of Southwest or Merger Sub capital stock is necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for the filing of the Articles of Merger with the Nevada Secretary of State). This Agreement has been duly and validly executed and delivered by each of Southwest and Merger Sub and (assuming due authorization, execution, and delivery by the other parties hereto) constitutes the valid and binding obligation of each of Southwest and Merger Sub enforceable against each of them in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization, or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) The execution, delivery, and performance by Southwest and Merger Sub of this Agreement and the consummation by Southwest and Merger Sub of the transactions contemplated hereby do not and will not violate or conflict with, result in the breach of any of the terms, conditions, or provisions of, constitute a default under, create in any party the right to terminate, enforce, or modify, accelerate payment, or create or impose an Encumbrance pursuant to, or require a filing, consent, or waiver under, (i) the organizational documents of Southwest or Merger Sub (each as amended to date) or (ii) assuming that the consents, approvals, and filings referred to clauses (a) through (h) of Section 4.4 are duly obtained and/or made (A) any Contract as provided by the terms thereof or (B) any Licenses, Order, Laws, or other restriction applicable to Southwest, any of the Southwest Subsidiaries, or their respective assets or properties, except with respect to clause (ii), any such violation, conflict, breach, default, or right to terminate, enforce, modify, accelerate payment, or create or impose an Encumbrance or requirement of a filing, consent, or waiver that would not result in a Southwest Material Adverse Effect or be reasonably likely, individually or in the aggregate, to prevent, materially delay, or materially impair the ability of Southwest or Merger Sub to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement. As used in this Agreement, “Southwest Material Adverse Effect” means any Effect that is, or would reasonably be expected to be, materially adverse to the assets, business, financial condition, or results of operations of Southwest and the Southwest Subsidiaries, taken as a whole; provided, however, that no Effect to the extent arising out of, resulting from, or attributable to the following shall be deemed to constitute a Southwest Material Adverse Effect or shall be taken into account when determining whether a Southwest Material Adverse Effect has occurred or is reasonably expected to occur: (A) general economic conditions; (B) any changes in GAAP, applicable Law, or the interpretation thereof; (C) the taking of any specific action at the request or direction of an executive officer of AirTran; (D) factors generally affecting the airline industry, including changes in the general level of yields of or prices of aircraft, aircraft parts, or fuel; (E) the failure of Southwest to meet any internal or public forecasts or estimates of revenues or earnings for any period (it being understood that any cause underlying such failure may be taken into consideration when determining whether a Southwest Material Adverse Effect has occurred or is reasonably expected to occur); (F) the entry into this Agreement or the announcement, pendency, or consummation of the transactions contemplated by this Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Southwest or any of the Southwest Subsidiaries with its customers, employees, financing sources, suppliers, or strategic partners that results from entry into or the announcement of the execution of this Agreement; (G) any actions taken by Southwest or any Southwest Subsidiary that are (1) required by this Agreement (other than by Section 5.3) or (2) not taken by Southwest or any Southwest Subsidiary because AirTran withholds its consent to the taking of such actions pursuant to Section 5.4; (H) the commencement, occurrence, or continuation of any acts of terrorism, war, or armed hostilities (except to the extent any of the foregoing causes any uninsured damage or destruction to or renders unusable any material portion of the assets or properties of Southwest and the Southwest Subsidiaries, taken as a whole); or (I) any change, or announcement of a potential change, in the credit rating of Southwest or any of the Southwest Subsidiaries or any of their securities or any decline in the market price, or a change in the trading volume, of the shares of Southwest Common Stock (it being understood that any cause of any such change, announcement, or decline may be taken into consideration when determining whether a Southwest Material Adverse Effect has occurred or is reasonably expected to occur); provided further, however, that any Effect referred to in clauses (A), (B), or (D) immediately above may be taken into account in determining whether a Southwest Material Adverse Effect has occurred or is reasonably expected to occur to the extent (but only to the extent) that such Effect has a materially disproportionate effect on Southwest and the Southwest Subsidiaries, taken as a whole (relative to the adverse effect on publicly traded domestic air carriers of same or similar size, financial resources, and financial condition as Southwest and the Southwest Subsidiaries, taken as a whole).

4.4 Consents and Approvals. Except for (a) any application, filing, or submission required to be made and any consent, approval, authorization, or authority required to be made or obtained under Title 49 of the United States Code or under any regulation, rule, order, notice, or policy of the FAA, the DOT, the FCC, and the DHS, including the TSA, (b) the filing with the SEC of the Proxy Statement and the Form S-4, in which the Proxy Statement will be included, and declaration of effectiveness of the Form S-4, and the filing with the SEC of such reports under, and such other compliance with, the Exchange Act, the Securities Act, and the rules and regulations thereunder, (c) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to the NRS and with the relevant authorities in other jurisdictions in which Southwest is qualified to do business, (d) any notices or filings under the HSR Act, (e) such filings and approvals as are required to be made or obtained under applicable state securities or “blue sky” Laws in connection with the issuance by Southwest of the Southwest Common Stock issuable pursuant to ARTICLE II, (f) any filings required under the rules and regulations of the NYSE, (g) consents and approvals listed in Section 4.4 of the Southwest Disclosure Letter, and (h) such other consents, approvals, Orders, authorizations, registrations, declarations, transfers, waivers, disclaimers, and filings the failure of which to be obtained or made would not result in a Southwest Material Adverse Effect or be reasonably likely, individually or in the aggregate, to prevent, materially delay, or materially impair the ability of Southwest or Merger Sub to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, no consents, approvals of, filings or registrations with, or Orders, authorizations, or authority of any Governmental Authority are necessary in connection with (i) the execution and delivery by Southwest and Merger Sub of this Agreement, (ii) the consummation of the Merger and the other transactions contemplated by this Agreement by Southwest and Merger Sub, and (iii) the performance by Southwest and Merger Sub of their obligations hereunder.

4.5 SEC Reports; Southwest Financial Statements.

(a) Southwest has filed or furnished each form, report, statement, schedule, document, certification, registration statement, prospectus, and definitive proxy statement (including all exhibits, amendments, and supplements thereto and all information incorporated by reference) required to be filed or furnished by Southwest with the SEC under the Securities Act or the Exchange Act (the “Southwest SEC Filings”) since January 1, 2009. The Southwest SEC Filings (i) were filed or furnished on a timely basis, (ii) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (iii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date. There is no Proceeding pending or, to the Knowledge of Southwest, threatened against Southwest or any Southwest Subsidiary at or before the SEC. To the Knowledge of Southwest, as of the date of this Agreement, (i) none of the Southwest SEC Filings is the subject of an SEC review or outstanding SEC investigation and (ii) there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to Southwest SEC Filings. Southwest has made available to Southwest copies of all comment letters received from the SEC since January 1, 2009 and relating to the Southwest SEC Filings, together with all written responses of Southwest thereto provided or made available to the SEC, in each case to the extent not publicly available as of the date of this Agreement. No Southwest Subsidiary is required to file or furnish any reports or other documents with the SEC. For purposes of this Agreement, “Knowledge of Southwest” means the actual knowledge of any executive officer of Southwest or of the controller of Southwest.

(b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Southwest SEC Filings (including each of the Southwest SEC Filings filed or furnished after the date of this Agreement until the Effective Time) (the “Southwest Financial Statements”): (i) complied (and will comply) as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing; (ii) was prepared (and will be prepared) in all material respects accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, except for the absence of footnotes as permitted by the rules and regulations of the SEC); and (iii) fairly presented (and will fairly present) in all material respects the consolidated financial position of Southwest and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of Southwest’s and its consolidated Subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements were (or will be) subject to normal year-end adjustments which were not (or are not expected to be) material in amount. Except as reflected in or reserved against on the Southwest Financial Statements, neither Southwest nor any Southwest Subsidiary is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K).

Southwest has not had any dispute with any of its auditors regarding accounting matters or policies requiring public reporting, a report to the audit committee, or which is otherwise material. The books and records of Southwest and each of the Southwest Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable Law and applicable accounting requirements.

(c) (i) Southwest has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) and (ii) such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) relating to Southwest and the Southwest Subsidiaries required to be disclosed in Southwest’s reports required to be filed with or submitted to the SEC pursuant to the Exchange Act is communicated to Southwest’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Southwest required under the Exchange Act with respect to such reports. Based on Southwest’s most recent evaluation of its disclosure controls and procedures prior to the date of this Agreement, Southwest has determined that such disclosure controls and procedures were effective for such purposes as of the date of such evaluation.

(d) Southwest and each of the Southwest Subsidiaries has implemented, and maintains and enforces, a system of internal control over financial reporting that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that provide reasonable assurance regarding the reliability of Southwest’s financial reporting and the preparation of Southwest’s financial statements for external purposes in accordance with GAAP. Based on Southwest’s most recent evaluation of its internal control over financial reporting prior to the date of this Agreement, Southwest has disclosed to Southwest’s auditors and audit committee (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in Southwest’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees of Southwest or any Southwest Subsidiary who have a significant role in the internal control over financial reporting of Southwest. As used in this section, “significant deficiency,” “material weakness,” and “internal control over financial reporting” each have the meaning given to such term in Appendix A of Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the date of this Agreement. Since December 31, 2009, none of Southwest, any Southwest Subsidiary, Southwest’s independent accountants, the Southwest Board, or the audit committee of the Southwest Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

(e) Each of the “principal executive officer” of Southwest (as such term is used in SOX) and the “principal financial officer” of Southwest (as such term is used in SOX) has made all certifications required by Sections 302 and 906 of SOX and any related rules and regulations promulgated by the SEC and the NYSE and the rules and regulations promulgated thereunder with respect to the Southwest SEC Filings, except for such instances of noncompliance as would not result in a Southwest Material Adverse Effect, and the statements contained in any such certifications were true and accurate as of the date such certifications were made and have not been modified or withdrawn. Neither Southwest nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form, or manner of filing of the certifications required by SOX and made by its principal executive officer and principal financial officer.

(f) Southwest is in compliance with all applicable provisions of SOX and the applicable listing and governance rules of the NYSE, except for such instances of noncompliance as would not result in a Southwest Material Adverse Effect. Southwest has not received any notice from the NYSE asserting any non-compliance with such rules and regulations.

(g) To the Knowledge of Southwest, Southwest’s outside auditors, who have expressed an opinion with respect to the Southwest Financial Statements, are and have been “independent” (under applicable rules then in effect) with respect to Southwest and each Southwest Subsidiary within the meaning of Regulation S-X of the SEC since the appointment of such auditors in that capacity.

4.6 Southwest Information. The information relating to Southwest and the Southwest Subsidiaries that is provided by Southwest or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) in the case of the Proxy Statement, at the date it is first mailed to AirTran’s stockholders or at the time of the AirTran Stockholders Meeting, contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading; it being understood that Southwest makes no representation or warranty with respect to information that is provided by AirTran and the AirTran Subsidiaries for inclusion in the Proxy Statement and the Form S-4. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.7 No Undisclosed Liabilities. Except for (a) those liabilities that are reflected or reserved against on the Southwest Financial Statements, (b) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2009, and (c) obligations incurred pursuant to this Agreement or the transactions contemplated by this Agreement, since December 31, 2009, neither Southwest nor any of the Southwest Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due and including any off-balance sheet loans, financings, indebtedness, makewhole, or similar liabilities or obligations) that would result in a Southwest Material Adverse Effect.

4.8 Absence of Certain Changes or Events. Since December 31, 2009, there has not been, occurred, or arisen: (a) a Southwest Material Adverse Effect which is continuing; (b) any making, declaration, setting aside, or payment of any dividend on, or other distribution (whether in cash, stock, or property) in respect of, any of Southwest’s or any Southwest Subsidiary’s capital stock, except for (i) the making, declaration, setting aside, or payment of cash dividends by any wholly owned Southwest Subsidiary to its parent and pro rata dividends or distributions payable to holders of interests in non-wholly owned Southwest Subsidiaries and (ii) the declaration and payment of regular cash dividends in accordance with past practice; (c) any split, combination, or reclassification of any of Southwest’s or any Southwest Subsidiary’s capital stock; (d) any material change by Southwest in its accounting methods, principles, or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies), except as required by concurrent changes in GAAP or by the SEC; (e) any material revaluation by Southwest or any Southwest Subsidiary of any of their respective assets, including writing off notes or accounts receivable or any sale of assets of Southwest or any Southwest Subsidiary other than in the ordinary course of business; (f) any communication or notice from the NYSE with respect to any potential material noncompliance with the rules and regulations thereof or with respect to any delisting of shares of Southwest Common Stock; and (g) any commitment or agreement regarding the matters described in the preceding clauses (a) through (f). Since December 31, 2009 through the date of this Agreement there has not been, occurred, or arisen any (x) Effect that would be reasonably likely, individually or in the aggregate, to prevent, materially delay, or materially impair the ability of Southwest to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement or (y) any acquisition (including by merger, consolidation, or the acquisition of any equity interest or assets) or sale, transfer, or other disposition outside of the ordinary course of business of any material property or material assets (whether real, personal, or mixed, tangible, or intangible) by Southwest or any of the Southwest Subsidiaries. Since December 31, 2009, Southwest and each of the Southwest Subsidiaries have conducted their respective businesses in the ordinary course of business.

4.9 Compliance with Laws; Licenses. Except as would not result in a Southwest Material Adverse Effect:

(a) Southwest and each Southwest Subsidiary are and, since January 1, 2009, have been in compliance with all applicable Laws, all applicable operating certificates, certificates of public convenience and necessity, air carrier obligations, ADs, FARs, and any other rules, regulations, directives, orders, and policies of the FAA, DOT, DHS, FCC, TSA, and any other Governmental Authority applicable to Southwest or any Southwest Subsidiary or by which Southwest or any Southwest Subsidiary or any of their respective businesses or properties is bound. No investigation or review by any Governmental Authority with respect to Southwest or any of the Southwest Subsidiaries is pending or, to the Knowledge of Southwest, has been threatened, during the three-year period immediately preceding the date of this Agreement. Southwest and each of the Southwest Subsidiaries has all Licenses.

(b) Southwest and each of the Southwest Subsidiaries are in compliance with (i) their respective obligations under each of their respective Licenses and (ii) the rules and regulations of the Governmental Authority issuing such Licenses which are necessary to operate their respective businesses substantially as currently conducted. There is not pending or, to the Knowledge of Southwest, any threat of, a proceeding, notice of violation, order of forfeiture, or complaint or investigation against Southwest or any of the Southwest Subsidiaries relating to any of such Licenses by or before the FAA, DOT, or any other Governmental Authority.

4.10 Ownership of AirTran Interests. Neither Southwest nor its “affiliates” or “associates” (as defined in NRS 78.412 and NRS 78.413) is the “beneficial owner” (as defined in NRS 78.414), or has been the “beneficial owner” within three years prior to the date of this Agreement, of 10% or more of the outstanding voting power of AirTran.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 AirTran Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including by Section 5.2), except as specifically set forth in the AirTran Disclosure Letter, and except with the prior written consent of Southwest (which shall not be unreasonably withheld, conditioned, or delayed), as applicable, AirTran will, and will cause each AirTran Subsidiary to (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, retain the services of its officers and key employees, and maintain satisfactory relationships with licensors, suppliers, distributors, clients, customers, joint venture partners, and others having significant business relationships with them; provided, that if changing events or circumstances within the industry or industry conditions disproportionately affecting AirTran occur, AirTran may conduct its business in a commercially reasonable manner in light of such events, circumstances, or conditions, and (c) take no action that would prohibit or materially impair or delay the ability of AirTran to obtain any necessary approvals of any Regulatory Agency or other Governmental Authority required for the transactions contemplated hereby or to consummate the transactions contemplated hereby.

5.2 AirTran Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the AirTran Disclosure Letter, subject to Sections 5.1 and 5.6, and except as required by Law, including the rules and regulations of the SEC or the rules and regulations of the NYSE, AirTran will not, and will not permit any of the AirTran Subsidiaries to, without the prior written consent of Southwest (which, except with respect to Section 5.2(f), shall not be unreasonably withheld, conditioned, or delayed):

(a) redeem, repurchase, prepay, defease, incur, or otherwise acquire any Indebtedness for borrowed money or issue any debt securities or assume, guarantee, or otherwise become responsible for, the obligations of any Person (other than AirTran or a wholly owned AirTran Subsidiary) other than any of the following: (i) Indebtedness incurred solely to fund collateralization under Interest Hedging Agreements existing as of the date of this Agreement; (ii) Indebtedness incurred solely to fund collateralization under Fuel Hedging Agreements existing as of the date of this Agreement or to fund collateralization under Fuel Hedging Agreements entered into after the date of this Agreement that are consistent with past practices and in compliance with AirTran’s “Fuel Risk-Management Policy” in effect as of the date of this Agreement; (iii) Indebtedness under Credit Card Processing Agreements; (iv) Indebtedness under AirTran’s existing combined letter of credit facility and revolving line of credit facility incurred in the ordinary course of business consistent with past practice; (v) Indebtedness to finance any aircraft or other flight equipment on order as of the date of this Agreement or which AirTran otherwise is contractually obligated to purchase or lease on the date of this Agreement, in each case the terms of which have been previously provided to Southwest; (vi) Indebtedness for predelivery payments or deposits for any aircraft or other flight equipment on order as of the date of this Agreement or which AirTran otherwise is contractually obligated as of the date of this Agreement to purchase or lease under existing aircraft or other flight equipment purchase agreements with respect thereto, in each case the terms of which have been previously provided to Southwest; (vii) Indebtedness to fund obligations under leases of aircraft and flight equipment in effect on the date of this Agreement that have been previously provided to Southwest; (viii) refinancings, prepayments, repurchases, and redemptions in the ordinary course of business consistent with past practice of any Indebtedness outstanding as of the date of this Agreement or permitted to be incurred under this Agreement; (ix) employee advances made in the ordinary course of business consistent with past practice that are immaterial individually and in the aggregate; (x) loans or advances made between AirTran and any of the wholly owned AirTran Subsidiaries or between wholly owned AirTran Subsidiaries; and (xi) Indebtedness other than under clauses (i) through (x) that does not exceed $40,000,000 in the aggregate. As used in this Agreement (i) “Interest Hedging Agreement” means, (x) interest rate swap agreements, interest rate cap agreements, and interest rate collar agreements, and (y) other Hedging Agreements designed to protect AirTran against fluctuations in interest rates in the ordinary course of business consistent with past practice; (ii) “Fuel Hedging Agreement” means any fuel purchase commitment or other Hedging Agreement involving a fixed price arrangement, a cap arrangement, a fuel swap arrangement (whether or not accounted for as a cash flow hedge under Statement of Financial Accounting Standard No. 133 (“SFAS 133”)), or any fuel purchase arrangement which would constitute a derivative instrument or a hedging activity within the meaning of SFAS 133 in the ordinary course of business consistent with past practice; and (iii) “Credit Card Processing Agreement” means any agreement for the processing of credit card transactions for air travel and other related goods and services provided in the ordinary course of business consistent with past practice;

(b) adjust, split, combine, or reclassify any shares of its capital stock;

(c) make, declare, or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase, or otherwise acquire, any shares of its capital stock or other voting securities or equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other voting securities or equity interests, other than (i) intracompany transfers payable to or by a wholly owned AirTran Subsidiary to or by AirTran or another wholly owned AirTran Subsidiary in the ordinary course of business consistent with past practice, (ii) cashless settlements and purchases of AirTran Common Stock in connection with AirTran Equity Awards, including for the payment of the exercise price, any minimum purchase price, or to fund any Tax obligations due by the holder of such award or option, in each case in accordance with the applicable AirTran Stock Plan, or (iii) in connection with the implementation by AirTran of a stockholder rights agreement or any similar type of anti-takeover Contract that would not apply to the Merger or the ability of Southwest or any Southwest Subsidiary to perform its respective obligations under this Agreement or receive the benefits hereof (an “Acceptable Rights Plan”);

(d) grant any AirTran Equity Award, stock appreciation right, or any right to acquire any shares of its capital stock, voting securities, or equity interests, or any cash incentive award (except in the case of cash incentive awards, as permitted under Section 5.2 of the AirTran Disclosure Letter), other than upon the conversion, exercise, or vesting of AirTran Equity Awards outstanding as of the date of this Agreement;

(e) issue, deliver, sell, exchange, grant, pledge, encumber, or subject to any Encumbrance or authorize the issuance, delivery, sale, exchange, grant, pledge, encumbering, or subjecting to any Encumbrance, or purchase or propose to purchase (i) any shares of capital stock or other voting securities or equity interests of AirTran or any of the AirTran Subsidiaries or any AirTran Voting Debt, (ii) any securities convertible into or exchangeable for, or any warrants or options or other rights to acquire, any such shares of capital stock, voting securities, or other equity interests or AirTran Voting Debt, or (iii) any rights that are linked in any way to the price of any capital stock of, or to the value of or of any part of, or to any dividends or distributions paid on any capital stock of, AirTran or any of the AirTran Subsidiaries, except (A) the issuance of shares of AirTran Common Stock upon the exercise of AirTran Stock Options or satisfaction of AirTran Equity Awards, in each case, outstanding on the date of this Agreement, in accordance with their terms on the date of this Agreement, or pursuant to the acceleration of vesting of AirTran Equity Awards in connection with the transactions contemplated by this Agreement; (B) the issuance of shares of AirTran Common Stock upon the conversion of AirTran Notes; (C) issuances by a wholly owned AirTran Subsidiary of capital stock to the parent of such AirTran Subsidiary, AirTran, or another wholly owned AirTran Subsidiary; and (D) as necessary for the implementation by AirTran of an Acceptable Rights Plan;

(f) other than as required to comply with a Current Employee Benefit Plan as in effect on the date of this Agreement or collective bargaining or similar labor union or other agreement as in effect on the date of this Agreement (including each AirTran CBA), (i) increase in any manner (including by means of acceleration of payment) the wages, salaries, compensation, bonus, pension, or other benefits or perquisites payable to any director, officer, or employee; (ii) grant or increase any severance, change in control, termination, or similar compensation or benefits payable to any officer or employee; (iii) adopt, enter into, terminate, or amend in any material respect any Current Employee Benefit Plan (other than routine changes to welfare plans that do not materially increase the costs of maintaining such plans); (iv) other than, acting reasonably and in good faith, pursuant to AirTran’s collective bargaining process, make any material change to the policies or work rules applicable to any group of employees or labor union; (v) except for the provision of indemnification pursuant to indemnification agreements in effect on the date of this Agreement and other than in connection with the hiring or promotion of new officers in the ordinary course of business consistent with past practice, enter into any AirTran S-K 404 Arrangement; or (vi) except as provided in Sections 2.4(a), 2.4(b), and 2.4(c), accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Current Employee Benefit Plan other than as required by such plans;

(g) other than properties or assets identified in Section 5.2(g) of the AirTran Disclosure Letter as held for sale or other disposition pursuant to or constituting a Fuel Hedging Agreement, sell, transfer, or dispose of any of its properties or assets that are material to AirTran and the AirTran Subsidiaries, taken as a whole, in any transaction or series of related transactions, to any Person other than AirTran or the AirTran Subsidiaries, or cancel, release, or assign to any such Person any Indebtedness or any claims held by AirTran or any of the AirTran Subsidiaries, in each case that is material to AirTran and the AirTran Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice (it being acknowledged that Encumbrances securing Indebtedness permitted pursuant to this Agreement, dispositions of surplus aircraft, aircraft engines, flight simulators, and spare parts and the termination of leases relating to surplus aircraft and aircraft engines (including mainline and regional aircraft) shall each be deemed to be in the ordinary course) and other than such sales, transfers, or dispositions, cancelations, releases, or assignments, the proceeds of which are not used in violation of Section 5.2(c);

(h) enter into any new line of business that is material to AirTran and the AirTran Subsidiaries, taken as a whole;

(i) settle or compromise any Proceeding, other than settlements or compromises of any such Proceeding (i) in the ordinary course of business where the settlement or compromise involves payment of (A)(1) $350,000 or less in any single case (with respect to Proceedings other than employment related Proceedings) or (2) $525,000 or less in any single case (with respect to employment related Proceedings), or (B) $3,500,000 in the aggregate or (ii) to the extent subject to and for an amount not materially exceeding the insured liability or reserve in respect thereof that has been reflected or accrued on the most recent balance sheet of AirTran included in the AirTran Financial Statements; provided, that in the case of both clauses (i) and (ii), such settlement or compromise does not contain as a term thereof the imposition of any material restrictions (including through the imposition of equitable relief) on the business and operations of, AirTran or any AirTran Subsidiaries;

(j) directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase or lease of any property or assets of any other Person, or make any capital expenditures, in each case other than (A) investments in wholly owned AirTran Subsidiaries, (B) acquisitions of or improvements to assets used in the operations of AirTran and the AirTran Subsidiaries in the ordinary course of business consistent with past practice, (C) short-term investments of cash in marketable securities in the ordinary course of business consistent with past practice, or (D) capital expenditures in an aggregate amount not in excess of $35,000,000 in any calendar year (which with regard to calendar year 2010, includes all capital expenditures made during calendar year 2010 and prior to the date of this Agreement), excluding any expenditures required for compliance with FAA regulations applicable to AirTran, including airworthiness directives;

(k) (i) amend or restate the AirTran Charter or amend, restate, or rescind all or any portion of the AirTran Bylaws, or adopt any bylaws, (ii) amend or otherwise alter the organizational documents of any of the AirTran Subsidiaries, or (iii) otherwise take any action to exempt any Person (other than Southwest or the Southwest Subsidiaries or any “affiliate” or “associate” (as defined in NRS 78.412 and 78.413, respectively) thereof), or any action taken by any such Person, from any Takeover Statute or similarly restrictive provisions of its organizational documents, except (x) in the case of clauses (i) and (ii) where the amendment, restatement, rescission, or adoption would not be reasonably likely, individually or in the aggregate, to prevent, materially delay, or materially impair the ability of AirTran to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement (including by increasing the voting power of AirTran required to adopt this Agreement) and (y) in the case of clause (iii), where such action is taken concurrently with a termination of this Agreement pursuant to Section 8.1(d)(ii)(B);

(l) enter into, terminate, or amend any AirTran Material Contract or enter into, terminate, or amend any other Contract or take any other action with respect to such Contract if such Contract, termination, amendment, or other action (i) would reasonably be expected to impair in any material respect the ability of Southwest, the Southwest Subsidiaries, AirTran, and the AirTran Subsidiaries to conduct their respective businesses after the Effective Time in materially the same manner as currently conducted or (ii) would reasonably be expected to limit in any material respect the ability of the Combined Company to enter into joint ventures, partnerships, business alliances, or code sharing agreements with any other Person following the Effective Time;

(m) implement or adopt any material change in its tax accounting or financial accounting policies, practices, or methods, other than as may be required by GAAP or regulatory guidelines;

(n) cancel, terminate, or amend any binding financing commitment to fund the acquisition by AirTran or any of the AirTran Subsidiaries of the aircraft covered under each of the AirTran Material Contracts set forth on Section 3.20(a)(ii) of the AirTran Disclosure Letter unless, in the case of any cancellation or termination of such financing commitment, (i) it is replaced by another financing with substantially equivalent (or more favorable) terms and in an amount not less than the amount of such commitment, (ii) in return therefor, AirTran receives substantially equivalent value from the manufacturer of the applicable aircraft, or (iii) such act is in connection with other action to delay the delivery of or terminate the obligation to take delivery of the applicable aircraft;

(o) enter into (i) any aircraft purchase agreement or (ii) any amendment to an existing aircraft purchase agreement, in either case, for the placement of an order for any aircraft that, as of the date of this Agreement, is not either a firm order aircraft or an option or purchase right aircraft shown in the table at the end of Section 3.20(a)(ii) of the AirTran Disclosure Letter unless such agreement or amendment is in connection with other action to delay the delivery of or terminate the obligation to take delivery of the applicable aircraft;

(p) enter into or amend any material capacity purchase or similar agreement;

(q) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of AirTran or any AirTran Subsidiary (other than this Agreement and the Merger and other transactions contemplated hereby);

(r) except for (i) expense reimbursements and advances in the ordinary course of business consistent with past practice and (ii) transactions in the ordinary course of business consistent with past practice with affiliates of any non-employee member of the AirTran Board, enter into any Contract with any officer or director of AirTran or any AirTran Subsidiaries or any of their immediate family members (including their spouses);

(s) except as otherwise permitted by this Agreement, enter into any Contract having terms that (i) provide for the making of any payment as a result of the transactions contemplated by this Agreement, (ii) would result in the occurrence of a material and adverse change in the rights or obligations of AirTran or any AirTran Subsidiaries as a result of the transactions contemplated by this Agreement, or (iii) would result in the occurrence of a material change in the rights or obligations of the counterparty thereto as a result of the transactions contemplated by this Agreement;

(t) knowingly take or agree to take any of the actions described in clauses (a) through (s) above or any other action that would make any of the representations or warranties of AirTran contained in this Agreement untrue or incorrect as of any time between the date of this Agreement and the Closing Date as if made at any such time (except to the extent expressly made as of an earlier date, in which case as of such date) or prevent AirTran from performing or cause AirTran not to perform its covenants hereunder.

5.3 Southwest Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including by Section 5.4), except as specifically set forth in the Southwest Disclosure Letter, and except with the prior written consent of AirTran (which shall not be unreasonably withheld, conditioned, or delayed), as applicable, Southwest will, and will cause each Southwest Subsidiary to (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, retain the services of its officers and key employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, customers, joint venture partners, and others having significant business relationships with them; provided, that if changing events or circumstances within the industry or industry conditions disproportionately affecting Southwest occur Southwest may conduct its business in a commercially reasonable manner in light of such events, circumstances, or conditions, and (c) take no action that would prohibit or materially impair or delay the ability of Southwest to obtain any necessary approvals of any Regulatory Agency or other Governmental Authority required for the transactions contemplated hereby or to consummate the transactions contemplated hereby.

5.4 Southwest Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the Southwest Disclosure Letter, subject to Section 5.3, and except as required by Law, including the rules and regulations of the SEC or the rules and regulations of the NYSE, or as expressly contemplated or permitted by this Agreement, Southwest will not, and will not permit any of the Southwest Subsidiaries to, without the prior written consent of AirTran (which shall not be unreasonably withheld, conditioned, or delayed):

(a) amend, or propose or agree to amend, the Charter Documents of Southwest in any manner that would have a material adverse effect on Southwest’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement or affect the holders of AirTran Common Stock whose shares are converted into Southwest Common Stock at the Effective Time in a manner different than holders of Southwest Common Stock prior to the Effective Time;

(b) take any action which would reasonably be expected to render Southwest or Merger Sub insolvent or unable to pay its respective obligations as they mature;

(c) declare, set aside, or pay any dividend or distribution (whether in cash, stock, or property or any combination thereof) on any shares of Southwest Common Stock or on any shares of capital stock of any of the Southwest Subsidiaries, other than (i) by wholly owned Subsidiaries and pro rata dividends or distributions payable to holders of interests in non-wholly owned Subsidiaries and (ii) the declaration and payment of regular cash dividends, including any increases thereof, in accordance with past practice;

(d) acquire or propose or agree to acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, or other business organization or division thereof, or dispose of assets (including by merger or consolidation) or securities of Southwest or any Southwest Subsidiary, in each case if such acquisition or disposition would reasonably be expected to delay in any material respect the consummation of the Merger or prevent the consummation of the Merger; or

(e) knowingly take or agree to take any of the actions described in clauses (a) through (d) above or any other action that would make any of the representations or warranties of Southwest contained in this Agreement untrue or incorrect as of any time between the date of this Agreement and the Closing Date as if made at any such time (except to the extent expressly made as of an earlier date, in which case as of such date) or prevent Southwest from performing or cause Southwest not to perform its covenants hereunder.

5.5 Control of Other Party’s Business. Nothing contained in this Agreement will give Southwest, directly or indirectly, the right to control AirTran or any of the AirTran Subsidiaries or direct the business or operations of AirTran or any of the AirTran Subsidiaries prior to the Effective Time. Nothing contained in this Agreement will give AirTran, directly or indirectly, the right to control Southwest or any of the Southwest Subsidiaries or direct the business or operations of Southwest or any of the Southwest Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Southwest and AirTran will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights, or restrictions set forth herein, will be interpreted in such a way as to place AirTran or Southwest in violation of any rule, regulation, or policy of any Government Authority, including any Regulatory Agency or applicable Law.

5.6 No Solicitation of Transactions.

(a) Subject to Section 5.6(b), from and after the date of this Agreement, AirTran shall not, and shall cause each of the AirTran Subsidiaries and each officer and director of AirTran or any AirTran Subsidiary not to, and shall use reasonable best efforts to cause any employee, agent, consultant, or representative (including any financial or legal advisor or other representative) (collectively with each officer and director, the “Representatives”) of AirTran or any of the AirTran Subsidiaries not to, and upon an executive officer of AirTran becoming aware of such activities by any such Person, AirTran will use reasonable best efforts to stop such Person from continuing to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal, or offer or afford access to the employees, business, properties, assets, books, or records of AirTran or any of the AirTran Subsidiaries, with respect to the making or completion of any Acquisition Proposal, (ii) engage in, continue, or otherwise participate in any discussions (other than to inform a Person of the existence of the provisions in this Section 5.6) or negotiations regarding, or furnish to any Person any non-public information or data with respect to, any Acquisition Proposal, or (iii) resolve, propose, or agree to do any of the foregoing. Subject to Section 5.6(b), AirTran shall, and shall cause each of the AirTran Subsidiaries and the Representatives of AirTran and the AirTran Subsidiaries to, (x) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal and (y) promptly request and use reasonable best efforts to obtain the prompt return or cause the destruction of all copies of confidential information previously furnished to any such Person.

(b) Notwithstanding anything to the contrary in Section 5.6(a), if at any time following the date of this Agreement and prior to obtaining the AirTran Stockholder Approval, AirTran receives a bona fide written Acquisition Proposal that was not solicited or initiated on or after the date of this Agreement in violation of Section 5.6(a), and if the AirTran Board (or any duly constituted and authorized committee thereof) determines in its good faith judgment, after consulting with and receiving the advice of Morgan Stanley & Co. Incorporated (or another financial advisor of similar nationally recognized reputation selected in good faith by the AirTran Board (the “AirTran Financial Advisor”)) and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that there is a reasonable probability that the failure to take such action would cause the AirTran Board to violate its fiduciary duties to AirTran and its stockholders under Nevada Law, AirTran and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information and data (including non-public information) with respect to AirTran and the AirTran Subsidiaries to the Person or group of Persons that has made such Acquisition Proposal and will promptly (and in any event within 24 hours) provide to Southwest copies of any such information not previously provided to Southwest and (y) engage in, maintain, and participate in discussions or negotiations with the Person or Persons making such Acquisition Proposal and their Representatives or otherwise cooperate with or assist or participate in, or encourage or facilitate, any such discussions or negotiations regarding such Acquisition Proposal.

(c) The AirTran Board shall not (i) (A) fail to make the Recommendation to the stockholders of AirTran, or withdraw (or modify or qualify in any manner adverse to Southwest or Merger Sub) the Recommendation, (B) adopt, approve, recommend, endorse, or otherwise declare advisable the adoption of any Acquisition Proposal, or (C) resolve, agree, or publicly propose to take any such actions (each such action set forth in this Section 5.6(c)(i) being referred to herein as an “Adverse Recommendation Change”) or (ii) cause or permit AirTran or any of the AirTran Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other agreement constituting or related to, or which is intended to or would reasonably be likely to lead to, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”), other than any Acceptable Confidentiality Agreement in accordance with Section 5.6(b). Notwithstanding the foregoing, at any time prior to obtaining the AirTran Stockholder Approval, the AirTran Board may make an Adverse Recommendation Change:

(i) if an event, fact, circumstance, or occurrence, or combination or series thereof, that was not known to the AirTran Board as of the date of this Agreement becomes known to the AirTran Board (an “Intervening Event”) or

(ii) in response to a Superior Proposal received after the date of this Agreement, which has not been withdrawn and continues to be a Superior Proposal,

in either of clauses (i) or (ii), if, and only if, the AirTran Board determines in good faith (after consulting with and receiving the advice of outside legal counsel) that there is a reasonable probability that the failure to do so would cause the AirTran Board to violate its fiduciary duties to AirTran and its stockholders under Nevada Law, and after such Adverse Recommendation Change AirTran may terminate this Agreement pursuant to Section 8.1(d)(ii); provided, however, that in the case of any Adverse Recommendation Change that is the result of a Superior Proposal or an Intervening Event (A) (1) no Adverse Recommendation Change may be made until after the second Business Day following Southwest’s receipt of written notice from AirTran advising Southwest that management of AirTran will convene a meeting of the AirTran Board to consider whether the AirTran Board should make an Adverse Recommendation Change and (2) in the case of a Superior Proposal, no such termination of this Agreement pursuant to Section 8.1(d)(ii) may be made until after the third Business Day following Southwest’s receipt of written notice from AirTran advising Southwest that AirTran intends to terminate this Agreement pursuant to Section 8.1(d)(ii) and specifying the relevant terms and conditions of (including the identity of the Persons making the Superior Proposal) the Superior Proposal that is the basis of the proposed action by the AirTran Board, and contemporaneously furnishing to Southwest a copy of the relevant Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any change in consideration and any material amendment to the terms and conditions of such Superior Proposal shall require a new written notice by AirTran to Southwest and an additional one Business Day period before AirTran may terminate this Agreement), (B) during such two or three Business Day period, as applicable (and any additional one Business Day period), AirTran shall, and shall cause its financial and legal advisors to be available to, negotiate with Southwest in good faith (to the extent Southwest seeks to negotiate) to make such adjustments to the terms and conditions of this Agreement as would enable the AirTran Board to proceed with the Recommendation and not make such an Adverse Recommendation Change or cause AirTran to terminate this Agreement, and (C) in the case of a Superior Proposal, the AirTran Board shall not make such an Adverse Recommendation Change and AirTran shall not terminate this Agreement if, prior to the expiration of such three Business Day period (or any additional one Business Day period), Southwest makes a proposal to adjust the terms and conditions of this Agreement that the AirTran Board determines in good faith (after consulting with and receiving the advice of outside legal counsel and the AirTran Financial Advisor) to be at least as favorable to AirTran and its stockholders as the Superior Proposal.

(d) AirTran agrees that it will promptly (and, in any event, within 24 hours) notify Southwest if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, AirTran, the AirTran Subsidiaries, or any of its or the AirTran Subsidiaries’ Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals, or offers, including proposed agreements) and thereafter shall keep Southwest informed, on a reasonably current basis (which shall be considered in light of the circumstances of such proposal or offer and the time by which Southwest has the opportunity to respond), of the status and terms of any such proposals or offers (including any amendments thereto).

(e) AirTran shall promptly inform its Representatives, and shall cause the AirTran Subsidiaries promptly to inform their respective Representatives, of the obligations under this Section 5.6. Without limiting the foregoing, it is understood that any violation of the provisions of this Section 5.6 by any director or officer of AirTran, either directly or by knowingly permitting a violation by another Representative of AirTran or any AirTran Subsidiary, shall be deemed to be a breach of this Section 5.6 by AirTran.

(f) Nothing contained in this Section 5.6 shall be deemed to prohibit AirTran from making any disclosure to AirTran’s stockholders if, in the good faith judgment of the AirTran Board (after consulting with and receiving the advice of outside legal counsel) failure to do so would violate AirTran’s disclosure requirements under U.S. federal or state Law; provided, however, that in no event shall any such requirement eliminate or modify the effect that any action pursuant to such requirement would otherwise have under this Section 5.6; and provided further, that any such disclosure shall not be deemed to be an Adverse Recommendation Change (including for purposes of Section 8.1(c)(i)) if the AirTran Board publicly reaffirms the Recommendation in such disclosure.

(g) For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing confidentiality terms no less favorable in any material respect to AirTran than those set forth in the Confidentiality Agreement (it being understood that, notwithstanding the terms of the Confidentiality Agreement, such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal to the AirTran Board); provided, that such confidentiality agreement shall not prohibit compliance with any of the provisions of this Section 5.6. In the event that AirTran (i) agrees with the Person or group of Persons that has made an Acquisition Proposal to a standstill provision in the Acceptable Confidentiality Agreement that contains less restrictive terms than the standstill provision in the Confidentiality Agreement applicable to Southwest, (ii) does not include a standstill provision in such Acceptable Confidentiality Agreement, or (iii) waives any part of a standstill provision in such Acceptable Confidentiality Agreement such that such Person or group of Persons is subject to less restrictive terms than the standstill provision in the Confidentiality Agreement applicable to Southwest, the terms of the standstill provision in the Confidentiality Agreement applicable to Southwest shall be deemed, as applicable, deleted or revised and amended automatically such that the terms of the standstill provision in the Confidentiality Agreement applicable to Southwest are no more restrictive than the terms applicable to such Person or group of Persons, and AirTran will promptly provide such new terms to Southwest.

(ii) “Acquisition Proposal” means any inquiry (in writing or otherwise), proposal, indication of interest, or offer from any Person (other than Southwest, Merger Sub, or any of their Affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) relating to, or that could be reasonably expected to lead to, (A) the direct or indirect acquisition or purchase (whether in a single transaction or a series of related transactions) of assets of AirTran and the AirTran Subsidiaries (including securities of AirTran Subsidiaries) equal to 15% or more of AirTran’s consolidated assets or to which 15% or more of AirTran’s revenues or earnings on a consolidated basis are attributable, (B) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 15% or more of any class of equity securities of AirTran, (C) a tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of AirTran, or (D) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving AirTran or any of the AirTran Subsidiaries, in each case, other than the transactions contemplated by this Agreement.

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal that the AirTran Board determines in good faith (after consulting with and receiving the advice of outside legal counsel and the AirTran Financial Advisor), taking into account all legal, financial, regulatory, and other aspects of the Acquisition Proposal as the AirTran Board, in the good faith exercise of its fiduciary duties, deems relevant, and taking into account the Person making the Acquisition Proposal, including the financing terms and estimated time of completion thereof, would result in a transaction that is more favorable to AirTran and its stockholders from a financial point of view than the transactions contemplated by this Agreement (taking into account (A) any adjustment to the terms and conditions of this Agreement proposed by Southwest in response to such Acquisition Proposal pursuant to Section 5.6(c) or otherwise and (B) any termination fees and expense reimbursement provisions); provided, that for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15% or more” shall be deemed to be references to “a majority.”

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Preparation of the Form S-4 and Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, AirTran and Southwest shall prepare and Southwest cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included. Each of AirTran and Southwest shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Southwest and AirTran shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing, and distribution of the Form S-4 and Proxy Statement. The Form S-4 and Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of Southwest and AirTran shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it and its representatives, on one hand, and the SEC, on the other hand. Each of Southwest and AirTran shall use reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Southwest and AirTran (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other. Southwest shall advise AirTran, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of Southwest Common Stock constituting Merger Consideration for offering or sale in any jurisdiction, and Southwest shall use reasonable best efforts to have any such stop order or suspension lifted, reversed, or otherwise terminated. Southwest shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws, and the rules and regulations thereunder in connection with the Merger and the issuance of the Merger Consideration.

(b) If, prior to the Effective Time, any event occurs with respect to AirTran, any AirTran Subsidiary, Southwest, or any Southwest Subsidiary, or any change occurs with respect to other information included in the Form S-4 or the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement, AirTran or Southwest, as applicable, shall promptly notify the other party of such event, and AirTran and Southwest shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 and the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to AirTran’s stockholders. Nothing in this Section 6.1(b) shall limit the obligations of any party under Section 6.1(a).

(c) AirTran shall use reasonable best efforts to cause to be delivered to Southwest a letter of Ernst & Young LLP, AirTran’s independent public accountants, (i) dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to Southwest and AirTran, in form and substance reasonably satisfactory to Southwest and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4 and (ii) at Southwest’s cost and expense upon the request of Southwest, addressed to Southwest in connection with any equity or debt offering by or guaranteed by Southwest, in form and substance reasonably satisfactory to Southwest and customary in scope and substance for letters delivered by independent public accountants in connection with such offerings.

6.2 Stockholders Meeting. AirTran shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene, and hold the AirTran Stockholders Meeting. AirTran shall use reasonable best efforts to (a) cause the Proxy Statement to be mailed to AirTran’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and to hold the AirTran Stockholders Meeting as soon as practicable after the Form S-4 becomes effective and (b) solicit the AirTran Stockholder Approval. AirTran shall include the Recommendation in the Proxy Statement, except to the extent that the AirTran Board shall have made an Adverse Recommendation Change as permitted by Section 5.6(c). AirTran agrees that its obligations pursuant to this Section 6.2 shall not be affected by the commencement, public proposal, public disclosure, or communication to AirTran of any Acquisition Proposal except to the extent (and only to the extent) expressly stated herein to the contrary. Notwithstanding the foregoing, if the AirTran Board makes an Adverse Recommendation Change in accordance with Section 5.6(c), upon the termination of this Agreement in accordance with Section 8.1(c)(i) or 8.1(d)(ii), AirTran shall not be obligated to take any action otherwise required pursuant to this Section 6.2, and AirTran may cancel the AirTran Stockholders Meeting.

6.3 Access to Information; Confidentiality.

(a) From the date of this Agreement to the Effective Time, AirTran shall, and shall cause its Representatives to, permit Southwest and Southwest’s Representatives to have reasonable access to AirTran’s Representatives and the facilities, books, records, Contracts, and documents of or pertaining to AirTran or the AirTran Subsidiaries within AirTran’s possession or control or over which AirTran may, with reasonable best efforts, obtain possession or control, and shall furnish Southwest and Merger Sub with all financial, operating, and other data and information as Southwest or Merger Sub, through its Representatives, may reasonably request; provided, however, that access to competitively sensitive marketing or fare or route planning information shall only be provided to the extent that such access would not violate applicable Law as determined in good faith by AirTran (after consultation with outside legal counsel); and provided further, that the foregoing shall not require AirTran (i) to permit any inspection, or to disclose any information, that (x) in the good faith judgment of AirTran would result in the disclosure of any trade secrets of third Persons to whom AirTran or any AirTran Subsidiary owes a duty of confidentiality or (y) violate any of AirTran’s obligations with respect to confidentiality if in each such case AirTran shall have promptly used reasonable best efforts to obtain the consent of such third Person to such inspection or disclosure, (ii) to disclose any privileged information of AirTran or any AirTran Subsidiary if such disclosure would reasonably be likely to result in the loss of such privileged information, or (iii) to permit invasive testing of any of AirTran’s or any AirTran Subsidiary’s real property. In no event shall AirTran be required to supply to Southwest, or Southwest’s officers, employees, accountants, counsel, or other representatives, any information relating to indications of interest from, or discussions with, any other potential acquirors of AirTran, except to the extent necessary or advisable for use in the Proxy Statement and Form S-4 or as required under Section 5.6. Any investigation pursuant to this Section 6.3(a) shall be conducted in a manner which will not interfere unreasonably with the conduct of the business of the other party. All information exchanged pursuant to this Section 6.3(a) shall be subject to the confidentiality agreement dated June 22, 2010 between AirTran and Southwest (the “Confidentiality Agreement”).

(b) In the event of the termination of this Agreement in accordance with ARTICLE VIII, the parties shall, and shall use reasonable best efforts to cause their respective Representatives to, return promptly every document furnished to them by the other party or parties or any Representative of the other party in connection with the Merger and all copies thereof in their possession, and cause any other parties to whom such documents may have been furnished promptly to return such documents and all copies thereof.

6.4 Required Actions.

(a) Each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary (subject to any applicable Laws) to consummate and make effective, as soon as reasonably practicable, the Merger and the other transactions contemplated by this Agreement in accordance with the terms hereof; provided, however, that (i) nothing in this Section 6.4 shall prohibit AirTran from taking any action expressly contemplated by Section 5.6 and (ii) this Section 6.4 shall not be deemed to change the specific standard of conduct or level of efforts explicitly required to be expended with respect to any particular matter set forth in this Agreement.

(b) If any Takeover Statute becomes or is deemed to become applicable to this Agreement, the acquisition of shares of AirTran Common Stock or AirTran Derivative Securities, the Merger, or the related voting power pursuant to the Merger or the other transactions contemplated by this Agreement, AirTran and Southwest shall take such commercially reasonable action as may be necessary to render such statutes inapplicable to all of the foregoing or to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statutes on this Agreement, the Merger, and the other transactions contemplated by this Agreement.

(c) In connection with and without limiting Section 6.4(a), promptly following the execution and delivery of this Agreement, Southwest and AirTran shall provide all necessary notices, applications, and requests to, and enter into discussions with, the Governmental Authorities from whom consents or nonactions are required to be obtained in connection with the consummation of the Merger and the other transactions contemplated by this Agreement in order to obtain all such required consents or nonactions from such Governmental Authorities and eliminate each and every other impediment that may be asserted by such Governmental Authorities, in each case with respect to the Merger, so as to enable the Closing to occur as soon as reasonably practicable.

(d) Southwest and AirTran, each acting reasonably and in good faith, shall be entitled to jointly participate in any Proceedings or negotiations with any Governmental Authority (including the DOJ, DOT, FAA, or any court) relating to a Proceeding in connection with antitrust, competition, trade regulation, or any other matters relating to the Merger, including any decisions about timing and strategy (which, in the case of litigation, includes a decision to defend, settle, or not to pursue the litigation), in connection with such Proceeding and any communications with any Governmental Authority relating to any contemplated or proposed resolution of such Proceeding; provided, that Southwest shall be entitled to direct any such Proceedings or negotiations with any Governmental Authority (including the DOJ, DOT, FAA, or any court) relating to a Proceeding.

(e) In connection with and without limiting the generality of the foregoing, each of AirTran and Southwest shall:

(i) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement (but in any event, with respect to clause (A) below, within ten Business Days following the date of this Agreement), (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger and (B) all other necessary registrations, declarations, notices, and filings relating to the Merger with other Governmental Authorities under any other antitrust, competition, trade regulation, or similar Laws;

(ii) use reasonable best efforts to furnish to the other all assistance, cooperation, and information required for any such registration, declaration, notice, or filing and in order to achieve the effects set forth in Section 6.4(c);

(iii) give the other reasonable prior notice of any such registration, declaration, notice, or filing and, to the extent reasonably practicable, of any communication with any Governmental Authority regarding the Merger (including with respect to any of the actions referred to in Section 6.4(c)), and permit the other to review (with the exception of the HSR Act filing and Second Request production) and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with, any such registration, declaration, notice, filing, or communication;

(iv) respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Authority or any other authority enforcing applicable antitrust, competition, trade regulation, or similar Laws for additional information or documentation in connection with antitrust, competition, trade regulation, or similar matters;

(v) without limiting the generality of Section 6.4(e)(iv), (A) use reasonable best efforts to achieve Substantial Compliance as promptly as practicable with any request for additional information or documentary material issued by a Governmental Authority under 15 U.S.C. Sect. 18a(e) and in conjunction with the transactions contemplated by this Agreement (a “Second Request”), (B) certify Substantial Compliance with any Second Request as promptly as practicable after the date of such Second Request, and (C) take all commercially reasonable actions necessary to assert, defend, and support its certification of Substantial Compliance with such Second Request; and

(vi) (A) keep each other reasonably apprised with respect to any meeting or substantive conversation with any Governmental Authority in respect of the Merger (including with respect to any of the actions referred to in Section 6.4(c)), (B) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence, or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority, and (C) furnish the other party with copies of all correspondence, filings (with the exception of the HSR Act filing and Second Request production), communications, and memoranda setting forth the substance thereof between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement and the Merger.

(f) Notwithstanding anything else contained herein, the provisions of this Section 6.4 shall not be construed to require (i) Southwest or any Southwest Subsidiary to (A) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets, or businesses of Southwest, the Southwest Subsidiaries, or the Combined Company that would materially impair the expected benefits (taken as a whole) as of the date hereof of the Merger to Southwest, (B) terminate relationships or contractual rights or obligations of Southwest, the Southwest Subsidiaries, or the Combined Company that would materially impair the expected benefits (taken as a whole) as of the date hereof of the Merger to Southwest, (C) terminate any relevant venture or other arrangement of Southwest, the Southwest Subsidiaries, or the Combined Company that would materially impair the expected benefits (taken as a whole) as of the date hereof of the Merger to Southwest, or (D) effectuate any other change or restructuring of Southwest, the Southwest Subsidiaries, or the Combined Company (or, in each case, to enter into agreements or stipulate to the entry of an order or decree with any Governmental Authority) that would materially impair the expected benefits (taken as a whole) as of the date hereof of the Merger to Southwest or (ii) Southwest or any Southwest Subsidiary or AirTran or any AirTran Subsidiary to undertake any other efforts or to take any other action if the taking of such efforts or action would result in a Southwest Material Adverse Effect or be reasonably likely, individually or in the aggregate, to prevent or materially impair the ability of Southwest or Merger Sub to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement or a AirTran Material Adverse Effect or be reasonably likely, individually or in the aggregate, to prevent or materially impair the ability of AirTran to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, as applicable.

(g) AirTran shall give prompt notice to Southwest, and Southwest shall give prompt notice to AirTran, of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the material failure by it to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; provided further, that a failure to comply with this Section 6.4(g) will not constitute the failure of any condition set forth in ARTICLE VII to be satisfied unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in ARTICLE VII to be satisfied.

6.5 Transaction Litigation. AirTran shall provide Southwest with prompt notice of, and copies of all pleadings and correspondence relating to, any Proceeding against AirTran, any of the AirTran Subsidiaries, or any of their respective directors or officers by any stockholder, debtholder, or other stakeholder of AirTran arising out of or relating to this Agreement or the transactions contemplated by this Agreement. AirTran shall give Southwest the opportunity to participate in the defense, settlement, or compromise of any such Proceeding, and no such settlement or compromise shall be agreed to without the prior written consent of Southwest, which consent shall not be unreasonably withheld, conditioned, or delayed. For purposes of this paragraph “participate” means that Southwest will be kept apprised of proposed strategy and other significant decisions with respect to the Proceeding by AirTran (to the extent the attorney-client privilege between AirTran and its counsel is not undermined or otherwise affected), and Southwest may offer comments or suggestions with respect to the Proceeding but will not be afforded any decision making power or other authority over the Proceeding except for the settlement or compromise consent set forth above.

6.6 Actions with Respect to Certain AirTran Debt.

(a) Subject to Section 6.6(b) and the terms of the AirTran 7.0% Convertible Notes Indenture, the AirTran 5.5% Convertible Notes Indenture, and the AirTran 5.25% Convertible Notes Indenture, as applicable, (i) at the Effective Time, AirTran, Southwest, and the Surviving Corporation will enter into such supplemental indentures to the AirTran 7.0% Convertible Notes Indenture, the AirTran 5.5% Convertible Notes Indenture, and the AirTran 5.25% Convertible Notes Indenture, and will cooperate to provide to the applicable trustee under the AirTran 7.0% Convertible Notes Indenture, the AirTran 5.5% Convertible Notes Indenture, and the AirTran 5.25% Convertible Notes Indenture with such officers’ certificates and opinions of counsel, in each case as may be required by the AirTran 7.0% Convertible Notes Indenture, the AirTran 5.5% Convertible Notes Indenture, and the AirTran 5.25% Convertible Notes Indenture as a result of the Merger and (ii) AirTran shall give timely all notices required to be given to holders of AirTran Notes pursuant to, and AirTran shall otherwise comply in all respects with the terms of, the AirTran 7.0% Convertible Notes Indenture, the AirTran 5.5% Convertible Notes Indenture, and the AirTran 5.25% Convertible Notes Indenture.

(b) Notwithstanding Section 6.6(a), upon the request of Southwest, AirTran will use reasonable best efforts to redeem or cause the redemption of all issued and outstanding AirTran 7.0% Convertible Notes pursuant to the terms of the AirTran 7.0% Convertible Notes Indenture. Any such redemption of the AirTran 7.0% Convertible Notes, as contemplated by this Section 6.6(b), shall be effective as of immediately prior to the Effective Time.

(c) Southwest shall pay all of AirTran’s reasonable out-of-pocket fees and expenses (including reasonable legal and other third-party advisors’ fees and expenses) actually incurred by AirTran and its Affiliates in connection with any action taken by AirTran or its Affiliates pursuant to this Section 6.6. Southwest shall pay to AirTran such fees and expenses as promptly as practicable (but in any event within one Business Day) following receipt by AirTran of an invoice therefor. All such payments shall be made by wire transfer of immediately available funds to an account to be designated by AirTran.

6.7 Indemnification and Directors and Officers Insurance.

(a) From and after the Effective Time, Southwest will and will cause the Surviving Corporation and its Subsidiaries to fulfill and honor in all respects the obligations of AirTran and the AirTran Subsidiaries pursuant to (i) each indemnification agreement in effect between AirTran or any of the AirTran Subsidiaries and any Indemnified Party (each of which is listed in Section 6.7(a) of the AirTran Disclosure Letter) and (ii) any indemnification provision and any exculpation provision set forth in the articles or certificate of incorporation and bylaws or other charter or organizational documents of AirTran or any of the AirTran Subsidiaries as in effect on the date of this Agreement.

(b) At the Effective Time, Southwest shall cause to be obtained a prepaid (or “tail”) directors’ and officers’ liability insurance policy (providing only for the Side A coverage for the Indemnified Parties where the existing policies also include Side B coverage for AirTran) for the benefit of the Indemnified Parties with benefits and levels of coverage at least as favorable as provided in AirTran’s current directors’ and officers’ and fiduciary liability insurance policies in effect as of the date of this Agreement with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement and the matters and actions contemplated hereby). Such “tail” insurance policies shall be from an insurance carrier with the same or a better credit rating as compared to AirTran’s current insurance carrier with respect to directors’ and officers’ and fiduciary liability insurance and provide coverage through the sixth anniversary of the Effective Time, so long as the aggregate premium is not greater than 250% of the product of (x) the annual premium paid by AirTran for its existing directors’ and officers’ liability insurance policy during 2010 and (y) six (i.e., the number of years during which the “tail” insurance policy is to be in effect). In the event that such amount is insufficient for such coverage then the Surviving Corporation shall spend up to that amount to purchase such lesser coverage as may be obtained with such amount. If for any reason the Surviving Corporation fails to obtain such “tail” insurance policy at the Effective Time, the Surviving Corporation shall, and Southwest shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the AirTran’s current directors’ and officers’ liability insurance policy in effect as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in such policy, or the Surviving Corporation shall, and Southwest shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable directors’ and officers’ liability insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in AirTran’s current directors’ and officers’ liability insurance policy in effect as of the date of this Agreement, provided, however, that in no event shall Southwest or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 250% of the annual premium paid by AirTran for its existing directors’ and officers’ liability insurance policy during 2010; and, provided further that in the event that such amount is insufficient for such coverage then the Surviving Corporation shall spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

(c) For purposes of this Agreement, each individual who is or was an officer or director of AirTran or any of the AirTran Subsidiaries at or at any time prior to the Effective Time shall be deemed to be an “Indemnified Party”.

(d) If Southwest or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation, or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Southwest or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.7.

(e) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(f) The rights of the Indemnified Parties under this Section 6.7 shall be in addition to any rights such Indemnified Parties may have under the articles of incorporation or bylaws of AirTran or any of the AirTran Subsidiaries, or under any applicable Contracts or Laws.

6.8 Section 16 Matters. Prior to the Effective Time, Southwest, AirTran, and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of AirTran Common Stock (including AirTran Derivative Securities) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to AirTran immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Southwest Common Stock (including derivative securities with respect to Southwest Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Southwest to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.9 Employee Matters. Subject to the terms of the AirTran CBAs and the terms of the collective bargaining agreements and other labor union contracts (including all amendments thereto) applicable to any employees of Southwest or any Southwest Subsidiaries:

(a) As of the Effective Time, Southwest shall, or shall cause the Southwest Subsidiaries to, provide the employees of AirTran or one of the AirTran Subsidiaries who are employed by Southwest or one of the Southwest Subsidiaries after the Effective Time (the “Continuing Employees”) and their eligible spouses and dependents, as applicable, with either, or a combination of, as determined in the sole discretion of Southwest and its appropriate officers, (i) comparable types and levels of employee benefits (including salary, cash incentive compensation, severance, opportunities, pension, welfare, travel, and other benefits) as those provided to similarly situated employees of Southwest or the Southwest Subsidiaries and their eligible spouses and dependents, as applicable, pursuant to the terms of the employee benefit arrangements of Southwest, including welfare benefit plans, medical, dental, disability, and group life plans, and fringe benefit, travel, Code Section 125, vacation, and sick leave plans or benefits (such arrangements the “Southwest Benefit Arrangements”), or (ii) benefits under the material Current Employee Benefit Plans listed on Section 3.12(a) of the AirTran Disclosure Schedule that are maintained by AirTran immediately prior to the Effective Time, all or some of which Southwest may continue to sponsor on and after the Closing Date (to the extent so continued or sponsored, the “Continued Plans”). To the extent Southwest elects to provide employee benefits to the Continuing Employees and their eligible spouses and dependents, as applicable, pursuant to clause (ii) above, the Continuing Employees shall be entitled to participate in the Continued Plans from and after the Closing Date until such time that Southwest suspends participation in or terminates such Continued Plans (the “Transition Period”). Upon the expiration of the Transition Period, the Continuing Employees and their eligible spouses and dependents, as applicable, shall then be entitled to participate in the Southwest Benefit Arrangement comparable to any such Continued Plan and subject to the terms and conditions of the applicable Southwest Benefit Arrangement. Southwest shall cause the Surviving Corporation to take such action as Southwest reasonably deems necessary so that Continuing Employees shall after the Effective Time continue to be credited with the unused vacation and sick leave credited to such employees through the Effective Time under the applicable vacation and sick leave policies of AirTran or the AirTran Subsidiaries, as the case may be, and Southwest shall permit or cause the Surviving Corporation to permit such employees to use such vacation and sick leave in accordance with such policies as are in effect at AirTran or the AirTran Subsidiaries as of the Effective Time. Without limiting any of the foregoing, Southwest shall or shall cause a Southwest Subsidiary to honor all commitments under the Current Employee Benefit Plans set forth on Section 6.9(a) of the AirTran Disclosure Letter.

(b) To the extent the Continuing Employees participate in a Southwest Benefit Arrangement following the Effective Time, Southwest shall, or shall cause the Southwest Subsidiaries to: (i) credit in full the service of each Continuing Employee with AirTran or the AirTran Subsidiaries (or any predecessor employer) prior to the Effective Time as service with Southwest and the Southwest Subsidiaries only for purposes of vacation, Southwest service awards, eligibility to participate in each Southwest Benefit Arrangement, and vesting in retirement plans, other than (A) for defined benefit pension plan accruals, (B) as would result in duplication of benefits, or (C) for any Continuing Employee that is terminated and subsequently rehired only to the extent required by applicable Law; provided, however, that the obligations in this clause (i) shall only be given from and to the extent Southwest provides credit for similar service for Southwest’s own employees for the applicable purposes, (ii) waive any pre-existing condition, exclusion, actively-at-work requirement, or waiting period to the extent such condition, exclusion, requirement, or waiting period was satisfied or waived under the comparable Current Employee Benefit Plan as of the Effective Time (or, if later, any applicable plan transaction date), and (iii) in the plan year in which participation in the Southwest Benefit Arrangement commences, provide full credit for any co-payments, deductibles, or similar payments made or incurred during such plan year prior to the date such participation commences.

(c) Southwest shall, or shall cause a Southwest Subsidiary to, provide lifetime travel benefits to AirTran Officers and members of the AirTran Board (and their respective spouses, partners, dependants, and families) on substantially the same basis as such benefits are provided to similarly situated Southwest officers and directors (and their respective spouses, partners, dependants, and families). Southwest shall, or shall cause a Southwest Subsidiary to, provide lifetime travel benefits to former AirTran Officers and former members of the AirTran Board (and their respective spouses) pursuant to the lifetime travel benefit arrangement sponsored or maintained by Southwest from time to time, if any, to the extent such former officer or director is eligible, immediately prior to the Effective Time, to participate in the lifetime travel benefit arrangement sponsored or maintained by AirTran on September 1, 2010.

(d) AirTran shall, as soon as practicable and in any case on or before December 31, 2010, amend the AirTran Key Executive Retirement Plan (“KERP”) to provide that (i) calendar year 2010 and 2011 contributions to the KERP will be calculated with respect to “Compensation” (as defined in the KERP) received by the applicable participant in calendar year 2010 and will not include any amount payable pursuant to an Employee Benefit Plan in connection with the execution of this Agreement or the consummation of the transactions contemplated by the Agreement (whether occurring alone or in connection with any other event) and (ii) calendar year 2011 contributions shall be pro rated for, and based on, the number of days of service provided by the applicable participant in calendar year 2011 prior to the Effective Time.

(e) Upon any integration of the operations of AirTran and Southwest at or after the Effective Time, integration of the seniority of the two pilot groups shall be effected in a fair and equitable manner, including, where applicable, agreement through collective bargaining between Southwest and the representative or representatives of the pilot groups involved. In the event of a failure to agree pursuant to the foregoing, the dispute shall be resolved in accordance with Section 13 of the Allegheny-Mohawk Labor Protective Provisions.

(f) AirTran shall endeavor in good faith to cause the current officers of AirTran (other than those scheduled to retire who are identified in Section 5.2 of the AirTran Disclosure Letter) to continue in employment after the Effective Time and in any event for a period of at least six months following the Effective Time.

(g) Southwest, Merger Sub, and AirTran hereby agree that none of the provisions of this Section 6.9 is intended to, and does not, confer upon any Person other than the parties to the Agreement any rights or remedies hereunder, including the right to enforce any obligations of Southwest or the Merger Sub contained herein. Nothing in this Agreement shall be construed as requiring Southwest or any of the Southwest Subsidiaries to employ any Continuing Employee for any length of time following the Closing Date. Except as provided in the AirTran CBAs and the matters set forth on Section 6.9(a) of the AirTran Disclosure Letter, nothing in this Agreement, express or implied, shall be construed to prevent Southwest or any of the Southwest Subsidiaries from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Closing Date or (ii) terminating or modifying to any extent any Current Employee Benefit Plan, Southwest Benefit Arrangement, Continued Plan, or any other employee benefit plan, program, agreement, or arrangement that Southwest or any of the Southwest Subsidiaries may establish or maintain. Nothing in this Agreement shall be construed as an amendment to any Southwest Benefit Arrangement or Current Employee Benefit Plan, or any other compensation and benefit plans maintained for or provided to directors, officers, or employees of Southwest or AirTran or their eligible spouses or dependents prior to or following the Effective Time.

6.10 Publicity. Except (a) with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement and (b) with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 6.10 or any communications plan or strategy previously agreed on by the parties, Southwest and AirTran shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process, or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that all employee communication programs or announcements with respect to the transactions contemplated by this Agreement shall be in forms agreed to by Southwest (such agreement not to be unreasonably withheld, conditioned, or delayed). The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

6.11 NYSE Listing. Southwest shall use reasonable best efforts to cause the Southwest Common Stock to be issued in the Merger to be authorized for listing on the NYSE upon official notice of issuance prior to the Effective Time. Southwest shall use reasonable best efforts, and Southwest shall cause the Surviving Corporation to use reasonable best efforts, to cause the shares of AirTran Common Stock to be no longer listed on the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Effective Time of the following conditions:

(a) AirTran Stockholder Approval. The AirTran Stockholder Approval shall have been obtained.

(b) Listing. The shares of Southwest Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Approvals. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) the approvals or authorizations required to be obtained from the FAA, DOT, and any other Governmental Authority for the consummation of the Merger set forth on Section 7.1(c)(ii) of the AirTran Disclosure Letter shall have been obtained, and (iii) any other approvals or authorizations of any other Governmental Authorities, in each case under this clause (iii) in connection with the consummation of the Merger and the transactions contemplated by this Agreement, the failure of which to obtain would result in a Southwest Material Adverse Effect or a AirTran Material Adverse Effect, shall have been obtained.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(e) No Orders or Restraints; Illegality. No Order issued by a Governmental Authority of competent jurisdiction or Law or other legal restraint or prohibition in each case making the Merger illegal or permanently restraining, enjoining, or otherwise prohibiting or preventing the consummation of the transactions contemplated by this Agreement shall be in effect.

7.2 Conditions to Obligations of Southwest. The obligation of Southwest to effect the Merger is also subject to the satisfaction, or waiver by Southwest, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties (other than as set forth in Sections 3.1(a), 3.1(c), 3.2(a), 3.2(b), 3.2(c), 3.3(a), 3.17, 3.26, and 3.27) of AirTran set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “AirTran Material Adverse Effect” set forth therein), has not had and would not result in a AirTran Material Adverse Effect and (ii) each of the representations and warranties of AirTran set forth in Sections 3.1(a), 3.1(c), 3.3(a), 3.17, 3.26, and 3.27 shall be true and correct in all respects and each of the representations and warranties of AirTran set forth in Sections 3.2(a), 3.2(b), and 3.2(c) shall be true and correct except for any inaccuracies that are immaterial individually or in the aggregate, in each case on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and Southwest shall have received a certificate signed on behalf of AirTran by the Chief Executive Officer or Chief Financial Officer of AirTran to the foregoing effects.

(b) Performance of Obligations of AirTran. AirTran shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Southwest shall have received a certificate signed on behalf of AirTran by the Chief Executive Officer or Chief Financial Officer of AirTran to such effect.

7.3 Conditions to Obligations of AirTran. The obligation of AirTran to effect the Merger is also subject to the satisfaction, or waiver by AirTran, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties (other than as set forth in Sections 4.1, 4.2, and 4.3(a)) of Southwest set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Southwest Material Adverse Effect” set forth therein), has not had, and would not have, a Southwest

Material Adverse Effect and (ii) each of the representations and warranties of Southwest set forth in Sections 4.1, 4.2, and 4.3(a) shall be true and correct in all respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and AirTran shall have received a certificate signed on behalf of Southwest by the Chief Executive Officer or Chief Financial Officer of Southwest to the foregoing effects.

(b) Performance of Obligations of Southwest. Southwest shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date and AirTran shall have received a certificate signed on behalf of Southwest by the Chief Executive Officer or Chief Financial Officer of Southwest to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the AirTran Stockholder Approval:

(a) by mutual written consent of Southwest and AirTran, or by mutual action of their respective Boards of Directors;

(b) by Southwest or AirTran if:

(i) any Order issued by a Governmental Authority of competent jurisdiction or Law or other legal restraint or prohibition in each case making the Merger illegal or permanently restraining, enjoining, or otherwise prohibiting or preventing the consummation of the transactions contemplated by this Agreement shall be in effect and shall have become final and nonappealable;

(ii) the AirTran Stockholder Approval shall not have been obtained at a AirTran Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken; or

(iii) the Merger shall not have been consummated on or before September 26, 2011, subject to extension by the mutual agreement of Southwest and AirTran (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur before such date.

(c) by Southwest if:

(i) (A) the AirTran Board or any committee thereof shall have made an Adverse Recommendation Change (1) that is the result of a Superior Proposal or (2) that is the result of an Intervening Event, (B) the AirTran Board shall have failed to reaffirm publicly the Recommendation as promptly as practicable (but in any event within five Business Days) after receipt of any Acquisition Proposal that becomes public (other than by action of Southwest or an Affiliate of Southwest) and a written request to do so from Southwest, or (C) a tender offer or exchange offer for outstanding shares of AirTran Common Stock shall have been publicly disclosed (other than by action of Southwest or an Affiliate of Southwest) and, prior to the earlier of (x) the date prior to the date of the AirTran Stockholders Meeting and (y) 11 Business Days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the AirTran Board fails to recommend unequivocally against acceptance of such offer; or

(ii) AirTran shall have breached any of its representations or warranties or failed to perform any of the obligations to be performed by it under this Agreement, which breach or failure to perform, either individually or in the aggregate, (A) would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a) or (b) and (B) is incapable of being cured or has not been cured by AirTran within the later of (1) 20 Business Days after written notice has been given by Southwest to AirTran of such breach or failure to perform and (2) the End Date; provided, that at the time of the delivery or receipt of such written notice, Southwest shall not be in breach of any of its obligations under this Agreement;

(d) by AirTran if:

(i) Southwest or Merger Sub shall have breached any of Southwest’s or Merger Sub’s representations and warranties or failed to perform any of the obligations to be performed by either of them under this Agreement, which breach or failure to perform, either individually or in the aggregate, (A) would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.3(a) or 7.3(b) and (B) is incapable of being cured or has not been cured by Southwest or Merger Sub, as applicable, within the later of (1) 20 Business Days after written notice has been given by AirTran to Southwest of such breach or failure and (2) the End Date; provided, that at the time of the delivery or receipt of such written notice, AirTran shall not be in breach of any of its obligations under this Agreement; or

(ii) the AirTran Board (A) makes an Adverse Recommendation Change that is the result of an Intervening Event or (B) authorizes AirTran to enter into a definitive agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, that, in the case of either clause (A) or (B) AirTran prior to, or concurrently with, such termination pays to Southwest in immediately available funds the fee required to be paid pursuant to Section 8.3(a)(iii); and provided further, that in the case of clause (B) the AirTran Board concurrently approves, and AirTran concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal.

8.2 Notice of Termination; Effect of Termination.

(a) A terminating party shall provide written notice of termination to the other party or parties, as the case may be, specifying the reason for such termination, and any termination shall be effective immediately upon delivery of such written notice to the other party or parties, as the case may be.

(b) Upon the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void except that (i) the provisions of this Section 8.2(b), Section 8.3, and ARTICLE IX shall survive any termination of this Agreement and (ii) notwithstanding any termination or any contrary provision contained in this Agreement, no party to this Agreement shall be relieved or released from liability for damages of any kind arising out of fraud or an intentional and material breach of this Agreement, including consequential damages and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement) and including as damages the value lost by stockholders based on the consideration that would otherwise have been paid and the benefits that would have accrued. The Confidentiality Agreement will survive termination of this Agreement and shall continue in effect in accordance with its terms.

8.3 Fees and Expenses.

(a) In the event that:

(i)(A) an Acquisition Proposal shall have been made to AirTran and become public before the AirTran Stockholders Meeting (other than by action of Southwest or an Affiliate of Southwest) or shall have been made directly to its stockholders generally following the date of this Agreement and in either case remains in existence at least 10 Business Days prior to the time of the relevant termination event, and thereafter (B) this Agreement is terminated by AirTran or Southwest pursuant to Section 8.1(b)(ii) or 8.1(b)(iii) or by Southwest pursuant to Section 8.1(c)(ii), and (C) AirTran enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (replacing “15%” in the definition thereof with “50%”) within 12 months after the date this Agreement is terminated;

(ii) this Agreement is terminated by Southwest pursuant to Section 8.1(c)(i) (or by Southwest or AirTran pursuant to Section 8.1(b)(ii) or 8.1(b)(iii) following any time at which Southwest was entitled to terminate this Agreement pursuant to Section 8.1(c)(i)); or

(iii) this Agreement is terminated by AirTran pursuant to Section 8.1(d)(ii);

then in any such event under clause (i), (ii), or (iii) of this Section 8.3(a), AirTran shall pay to Southwest a termination fee of $39,000,000.00 (the “Termination Fee”). Any payment of the Termination Fee required to be made pursuant to clause (i) of this Section 8.3(a) shall be made to Southwest concurrently with the earlier to occur of (x) entry into a definitive agreement with respect to and (y) consummation of the transaction contemplated by the Acquisition Proposal referred to therein; any payment of the Termination Fee required to be made pursuant to clause

(ii) of this Section 8.3(a) shall be made to Southwest promptly following termination of this Agreement by Southwest as set forth in such clause (ii) (and in any event not later than three Business Days after delivery to AirTran of notice of demand for payment); and any payment of the Termination Fee required to be made pursuant to clause (iii) of this Section 8.3(a) shall be made to Southwest at the time provided for in Section 8.1(d)(ii). All such payments shall be made by wire transfer of immediately available funds to an account to be designated by Southwest. AirTran hereby waives its right to set-off or counterclaim against the requirement to pay the Termination Fee. For the avoidance of doubt, in no event will AirTran be obligated to pay more than one Termination Fee.

(b) Except as set forth in Section 8.3(a), all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated. Other than any Taxes imposed upon a holder of shares of AirTran Common Stock or AirTran Stock Options (which shall be paid by or withheld on behalf of such holder), AirTran shall pay all Taxes incident to preparing for, entering into, and carrying out this Agreement and the consummation of the transactions contemplated by this Agreement, including (i) transfer, stamp, and documentary Taxes or fees and (ii) sales, use, gains, real property transfer, and other or similar Taxes or fees.

(c) In the event that AirTran shall fail to pay the Termination Fee required pursuant to this Section 8.3 when due, such Termination Fee shall accrue interest for the period commencing on the date such Termination Fee became past due, at a rate equal to the rate set forth in the New York edition of The Wall Street Journal on such date under the “Treasurys” section for “1 Year Note” plus 200 basis points. In addition, if AirTran shall fail to pay such Termination Fee when due, AirTran shall also pay to Southwest all of Southwest’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such Termination Fee.

(d) AirTran acknowledges that the fees (including the Termination Fee) and the other provisions of this Section 8.3 are an integral part of this Agreement and the transactions contemplated hereby and that, without these agreements, Southwest would not enter into this Agreement. Each of the parties acknowledges that the Termination Fee is not a penalty, but rather a reasonable amount that will compensate Southwest and Merger Sub for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Southwest and Merger Sub hereby agree that if the Termination Fee becomes payable and is paid by AirTran pursuant to this Section 8.3, the payment of such Termination Fee shall be the sole and exclusive remedy of Southwest and Merger Sub (and their Affiliates) against AirTran and any of its Affiliates or Representatives with respect to the termination of this Agreement; provided, that, AirTran will not be relieved of any liability or damages to the extent set forth in Section 8.2(b).

8.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by Southwest, Merger Sub, and AirTran, by action taken or authorized by their respective Boards of Directors, at any time before or after the AirTran Stockholder Approval or the approval of Southwest as stockholder of Merger Sub and before the Effective Time; provided, however, that after the AirTran Stockholder Approval, there may not be, without further approval of the stockholders of AirTran, any amendment of this Agreement that decreases the amount or changes the form or mixture of the consideration to be delivered under this Agreement to the holders of AirTran Common Stock, or which by applicable Law otherwise requires the further approval of the stockholders of AirTran. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, Southwest (on behalf of itself and Merger Sub) and AirTran may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement, or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants, and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be delivered in one or more of the following manners and shall be deemed given (i) if delivered by hand, when received, (ii) if mailed by registered or certified mail, postage prepaid, return receipt requested, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, (iii) if transmitted by facsimile transmission (which is confirmed), when transmitted, (iv) if transmitted by electronic mail in the form of a PDF file, when e-mailed (provided, that receipt of such e-mail is promptly confirmed), or (v) if sent by an overnight courier service (such as FedEx), when delivered; in each case addressed to the applicable Persons at the following respective applicable addresses (or at such other address for a Person as shall be specified by like notice):

(a) if to Southwest or Merger Sub, to

Madeleine Johnson

Vice President General Counsel

Southwest Airlines Co.

2702 Love Field Drive

Dallas, Texas 75235

Fax: (214) 792-6200

with a copy to:

Robert L. Kimball

Robert B. Little

Vinson & Elkins L.L.P.

Trammell Crow Center

2001 Ross Avenue, Suite 3700

Dallas, Texas 75201-2975

Fax: (214) 999-7860

(b) if to AirTran, to

Steven A. Rossum, EVP Corporate Development

AirTran Holdings, Inc.

9955 AirTran Boulevard

Orlando, Florida 32827

Fax: (407) 318-5900

with a copy to:

Howard E. Turner, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, Suite 3100, Promenade II

Atlanta, Georgia 30309-3592

Fax: (404) 685-6894

and

James Morphy, Esq.

Brian Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Fax: (212) 558-3588

9.3 Definitions. Capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in the sections of the Agreement set forth next to such terms on Annex A hereto. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“AirTran Derivative Securities” means all securities and other rights, including AirTran Stock Options, AirTran Notes, and AirTran Performance Shares, to the extent above any minimum vesting amount, and any other AirTran derivative securities exercisable, convertible, or exchangeable for shares of AirTran Common Stock.

“AirTran Equity Awards” means, collectively, the AirTran Stock Options, AirTran Restricted Shares, and AirTran Performance Shares.

“AirTran Officer” means an “officer” of AirTran within the meaning of Rule 16a-1(f) promulgated under the Exchange Act.

“AirTran Operating Subsidiary” means AirTran Airways, Inc., a Delaware corporation.

“AirTran Performance Shares” means an award under the LTIP based on a total shareholder return formula settleable in shares of AirTran Common Stock.

“AirTran Restricted Shares” means any award of AirTran Common Stock that is subject to restrictions based on performance or continuing service and granted under any AirTran Stock Plan.

“AirTran Stock Option” means any option or other right to purchase shares of AirTran Common Stock granted under any AirTran Stock Plan.

“AirTran Stock Plans” means: (i) the AirTran 1994 Stock Option Plan, (ii) the AirTran ESPP, (iii) the AirTran 1996 Stock Option Plan, and (iv) the AirTran Fifth Amended and Restated Long Term Incentive Plan (the “LTIP”).

A “Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

The “Combined Company” means Southwest, the Southwest Subsidiaries, AirTran, and the AirTran Subsidiaries, taken as a whole, combined in the manner currently intended by the parties.

“Southwest Derivative Securities” means all securities (including derivative securities) and rights exercisable, convertible, or exchangeable for shares of Southwest Common Stock.

“Equity Equivalents” of any Person means (a) any securities convertible into or exchangeable for, or any warrants or options or other rights to acquire, any capital stock, voting securities, or other equity interests of such Person, (b) any warrants or options or other rights to acquire from such Person, or any other obligation of such Person to issue, deliver, or sell, or cause to be issued, delivered, or sold, any capital stock, voting securities, or other equity interests in such Person, or (c) any rights that are linked in any way to the price of any capital stock of, or to the value of or of any part of, or to any dividends or distributions paid on any capital stock of, such Person.

“Forfeitures and Cashless Settlements” by AirTran means (a) the forfeiture or satisfaction of AirTran Performance Shares or AirTran Restricted Shares, (b) the acceptance by AirTran of shares of AirTran Common Stock as payment for the exercise price of AirTran Stock Options, and (c) the acceptance by AirTran of shares of AirTran Common Stock for withholding taxes incurred in connection with the exercise of AirTran Stock Options or the vesting or satisfaction of AirTran Performance Shares or AirTran Restricted Shares, in the case of each of clauses (a), (b), and (c), in accordance with past practice of AirTran and the terms of the applicable award agreements.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes, or similar instruments, (c) all aircraft operating leases of such Person, (d) all capitalized lease obligations of such Person, (e) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, or (f) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others.

“Intellectual Property Rights” means, collectively, all United States and foreign: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/as, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures, and applications therefor, including divisionals, continuations, continuations-in-part, and renewal applications, and including renewals, extensions, and reissues; (c) trade secrets and confidential information and know-how, including confidential processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists, and supplier lists; (d) rights in published and unpublished works of authorship, whether copyrightable or not (including computer software and databases (including source code, object code, and all related documentation)), and other compilations of information, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations, and reversions thereof; (e) moral rights, rights of publicity, and rights of privacy; and (f) all other intellectual property or proprietary rights.

“Laws” means all federal, state, local, or foreign laws, statutes, ordinances, rules, regulations, Orders, agency requirements, licenses, and permits of all Governmental Authorities.

“Licenses” means all governmental permits, authorizations, waivers, licenses, franchises, variances, exemptions, orders, operating certificates, takeoff and landing slots, operating authorizations from the FAA or any other Governmental Authority and other similar designated takeoff and landing rights, air service designations required under applicable Law, and all other authorizations, consents, certificates of public convenience and necessity, and approvals required under applicable Law which are necessary to operate the businesses of AirTran and the AirTran Subsidiaries or Southwest and the Southwest Subsidiaries, as applicable, in either case as currently conducted.

The “Per Share Cash Equivalent Amount” means the value of the Base Per Share Stock Consideration (valued based on the Southwest Average Share Price) plus the Base Per Share Cash Consideration; provided, that in the event the Southwest Average Share Price is (a) greater than $12.46, the Per Share Cash Equivalent Amount shall be $7.75 and (b) less than $10.90, the Per Share Cash Equivalent Amount shall be $7.25.

“Substantial Compliance” means “substantial compliance” as such term is used in the HSR Act.

9.4 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms, and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, or Law defined or referred to herein means such agreement, instrument, or Law as from time to time amended, modified, or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The term “made available” and words of similar import means that the relevant documents, instruments, or materials were posted and made available to Southwest on the Smith, Gambrell & Russell, LLP due diligence data site prior to the date of this Agreement. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto. The Southwest Disclosure Letter and the AirTran Disclosure Letter, as well as all other schedules and all exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. Notwithstanding anything in this Agreement to the contrary, the inclusion of an item in either such disclosure schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event, or circumstance or that such item has had or would result in a Southwest Material Adverse Effect or AirTran Material Adverse Effect, as the case may be. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. References to the “other party” or “either party” will be deemed to refer to Southwest and Merger Sub, collectively, on the one hand, and AirTran, on the other hand. All electronic communications from a Person shall be deemed to be “written” for purposes of this Agreement.

9.5 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.5 with respect thereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.6 Counterparts; Method of Delivery. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by electronic mail in a PDF file shall be as effective as delivery of a manually executed counterpart of this Agreement, and shall be deemed to constitute due and sufficient delivery of such counterparts.

9.7 Specific Performance. The parties acknowledge and agree that irreparable damage would occur and the parties would not have an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be the principal remedy for breaches of this Agreement. It is accordingly agreed that prior to the valid termination of this Agreement pursuant to ARTICLE VIII in accordance with the terms thereof the parties (on behalf of themselves and in the case of AirTran, on behalf of its stockholders as third-party beneficiaries as set forth in Section 9.8 of this Agreement) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.11, without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law, or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further acknowledges and agrees that the agreements contained in this Section 9.7 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.7, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

9.8 Entire Agreement; Third Party Beneficiaries. This Agreement, taken together with the AirTran Disclosure Letter and the Southwest Disclosure Letter, and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements (other than the Confidentiality Agreement) and understandings, both written and oral, among the parties with respect to the Merger and the other transactions contemplated by this Agreement and (b) is not intended to confer upon any Person other than the parties any rights or remedies other than (i) as provided in Section 6.7 and (ii) the right of AirTran, on behalf of its stockholders as third-party beneficiaries only to the extent specifically set forth herein, to pursue damages and other relief, including equitable relief, in the event of fraud or Southwest’s or Merger Sub’s intentional and material breach of this Agreement, which right is hereby acknowledged and agreed by Southwest and Merger Sub; provided, however, that the rights granted pursuant to this clause (ii) shall be enforceable on behalf of holders of AirTran Common Stock only by AirTran in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims shall attach to such shares of AirTran Common Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by AirTran with respect to such claims (net of expenses incurred by AirTran in connection therewith) may, in AirTran’s sole and absolute discretion, be (x) distributed, in whole or in part, by AirTran to the holders of shares of AirTran Common Stock of record as of any date determined by AirTran or (y) retained by AirTran for the use and benefit of AirTran on behalf of its stockholders in any manner AirTran deems fit. Each party agrees that the rights of third party beneficiaries under Section 6.7 shall not arise unless and until the Effective Time occurs.

9.9 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICT OF LAWS OF THE STATE OF NEW YORK (EXCEPT THAT THE LAWS OF THE STATE OF NEVADA SHALL GOVERN (A) THE INTERNAL AFFAIRS OF THE CORPORATIONS PARTY HERETO THAT ARE ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF NEVADA, INCLUDING THE FIDUCIARY DUTIES OF THE DIRECTORS AND OFFICERS OF SUCH CORPORATIONS, AND (B) ALL OTHER PROVISIONS OF, OR TRANSACTIONS CONTEMPLATED BY, THIS AGREEMENT THAT ARE EXPRESSLY OR OTHERWISE REQUIRED TO BE GOVERNED BY THE NRS).

9.10 Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.11 Jurisdiction. Each of the parties hereto hereby (a) agrees that any claim, suit, action, or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement, its negotiation or the transactions contemplated by this Agreement, will be heard and determined in the United States District Court for the Southern District of New York (and each agrees that no such claim, action, suit, or other proceeding relating to this Agreement will be brought by it or any of its affiliates except in such court), subject to any appeal, provided that if jurisdiction is not then available in the United States District Court for the Southern District of New York, then any such claim, suit, action, or other proceeding may be brought in any New

York State court sitting in New York County or any federal court located in the State of New York, (b) irrevocably and unconditionally submits to the exclusive jurisdiction of any such court in any such claim, suit, action, or other proceeding and irrevocably and unconditionally waives the defense of an inconvenient forum to the maintenance of any such claim, suit, action, or other proceeding, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees that it will not bring any action relating to this Agreement or any of the Transactions contemplated by this Agreement in any court other than the Federal or state courts referenced above. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice, or document by U.S. registered mail to such Person’s respective address set forth in Section 9.2 will be effective service of process for any claim, action, suit, or other proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. The parties hereto hereby agree that a final judgment in any such claim, suit, action, or other proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. In connection with any such proceeding that results in a judgment, the non-prevailing party will pay the prevailing party its reasonable costs and expenses (including attorney’s fees and expenses) incurred in connection with such proceeding.

9.12 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION, OR OTHER PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR RELATING TO THIS AGREEMENT, ITS NEGOTIATION, OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT, OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, Southwest, AirTran, and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SOUTHWEST AIRLINES CO.

By:
Name:	Gary C. Kelly
Title:	Chairman of the Board, President, and Chief Executive Officer

GUADALUPE HOLDINGS CORP.

By:
Name:	Tammy Romo
Title:	President, Secretary, and Treasurer

AIRTRAN HOLDINGS, INC.

By:
Name:	Robert L. Fornaro
Title:	Chairman, President, and Chief Executive Officer

ANNEX A

INDEX OF TERMS

Defined Term	Section
Acceptable Confidentiality Agreement	Section 5.6(g)(i)
Acceptable Rights Plan	Section 5.2(c)
Acquisition Proposal	Section 5.6(g)(ii)
ADs	Section 3.14(a)
Adverse Recommendation Change	Section 5.6(c)
Affiliate	Section 9.3
Agreement	Introduction
AirTran	Introduction
AirTran 5.25% Convertible Notes	Section 3.2(a)
AirTran 5.25% Convertible Notes Indenture	Section 3.2(a)
AirTran 5.5% Convertible Notes	Section 3.2(a)
AirTran 5.5% Convertible Notes Indenture	Section 3.2(a)
AirTran 7.0% Convertible Notes	Section 3.2(a)
AirTran 7.0% Convertible Notes Indenture	Section 3.2(a)
AirTran Aircraft	Section 3.20(a)
AirTran Airport	Section 3.22
AirTran Board	Section 3.3(a)
AirTran Bylaws	Section 3.1(b)
AirTran Capital Stock	Section 3.2(a)
AirTran CBAs	Section 3.13(a)
AirTran Charter	Section 3.1(b)
AirTran Common Stock	Section 2.1(b)
AirTran Derivative Securities	Section 9.3
AirTran Disclosure Letter	ARTICLE III
AirTran Equity Awards	Section 9.3
AirTran ESPP	Section 2.4(d)
AirTran Financial Advisor	Section 5.6(b)
AirTran Financial Statements	Section 3.6(b)
AirTran Indentures	Section3.2(a)(i)
AirTran Material Adverse Effect	Section 3.1(a)
AirTran Material Contract	Section 3.15(a)
AirTran Material Contract Flight Agreement	Section 3.20(h)
AirTran Notes	Section 3.2(a)(i)
AirTran Officer	Section 9.3
AirTran Operating Subsidiary	Section 9.3
AirTran Preferred Stock	Section 3.2(a)
AirTran Performance Shares	Section 9.3
AirTran Restricted Shares	Section 9.3
AirTran SEC Filings	Section 3.6(a)
AirTran S-K 404 Arrangements	Section 3.19
AirTran Slots	Section 3.21
AirTran Stock Option	Section 9.3

Annex A-1

Defined Term	Section
AirTran Stock Plans	Section 9.3
AirTran Stockholder Approval	Section 3.3(a)
AirTran Stockholders Meeting	Section 3.3(a)
AirTran Subsidiary	Section 3.1(c)
AirTran Voting Debt	Section 3.2(b)
Alternative Acquisition Agreement	Section 5.6(c)
Articles of Merger	Section 1.3
Base Per Share Cash Consideration	Section 2.1(c)
Base Per Share Stock Consideration	Section 2.1(c)
Business Day	Section 9.3
Certificate	Section 2.1(c)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.12(d)(xi)
Code	Introduction
Combination Statutes	Section 3.17
Combined Company	Section 9.3
Commonly Controlled Entity	Section 3.12(f)
Confidentiality Agreement	Section 6.3(a)
Continued Plans	Section 6.9(a)
Continuing Employee	Section 6.9(a)
Contract	Section 3.2(a)(ii)
Control Share Statutes	Section 3.17
Credit Card Processing Agreement	Section 5.2(a)
Current Employee Benefit Plan	Section 3.12(f)
DHS	Section 3.4
DOT	Section 3.4
Earned Performance Shares	Section 2.4(b)
Effect	Section 3.1(a)
Effective Time	Section 1.3
Employee Benefit Plan	Section 3.12(f)
Encumbrance	Section 3.9
End Date	Section 8.1(b)(iii)
Environmental Claims	Section 3.16(e)(i)
Environmental Laws	Section 3.16(e)(ii)
Environmental Permits	Section 3.16(e)(iii)
Equity Equivalents	Section 9.3
ERISA	Section 3.12(f)
ESPP Freeze Date	Section 2.4(d)
Exchange Act	Section 3.4
Exchange Agent	Section 2.5(a)
Exchange Fund	Section 2.5(a)
Exchange Ratio	Section 2.1(d)
FAA	Section 3.4
FARs	Section 3.14(a)

Annex A-2

Defined Term	Section
FCC	Section 3.4
Foreign Corrupt Practices Act	Section 3.25(b)
Forfeitures and Cashless Settlements	Section 9.3
Form S-4	Section 3.4
Fuel Hedging Agreement	Section 5.2(a)
GAAP	Section 3.6(b)
Governmental Authority	Section 3.3(b)
Grant Date	Section 3.12(d)(xix)
Hazardous Materials	Section 3.16(e)(iv)
Hedging Agreements	Section 3.15(a)(v)
HSR Act	Section 3.4
Indebtedness	Section 9.3
Indemnified Party	Section 6.7(c)
Intellectual Property Rights	Section 9.3
Interest Hedging Agreement	Section 5.2(a)
Intervening Event	Section 5.6(c)(i)
IRS	Section 3.11(l)
KERP	Section 6.9(d)
Knowledge of Southwest	Section 4.5(a)
Knowledge of AirTran	Section 3.6(a)
Latest Balance Sheet	Section 3.7
Law	Section 9.3
Licenses	Section 9.3
LTIP	Section 9.3
LLC Sub	Introduction
LLC Sub Merger	Introduction
LLC Sub Merger Agreement	Introduction
Measurement Date	Section 3.2(a)
Merger	Introduction
Merger Consideration	Section 2.1(c)
Merger Sub	Introduction
NRS	Section 1.1
NYSE	Section 2.4(d)
Option Consideration	Section 2.4(b)
Order	Section 3.3(b)
PBGC	Section 3.12(f)
Permitted Encumbrances	Section 3.23
Per Share Cash Consideration	Section 2.1(c)
Per Share Cash Equivalent Amount	Section 9.3
Per Share Stock Consideration	Section 2.1(c)
Person	Section 3.11(l)
Proceeding	Section 3.10
Proxy Statement	Section 3.4
Qualified Current Employee Benefit Plan	Section 3.12(b)
Recommendation	Section 3.3(a)

Annex A-3

Defined Term	Section
Regulation S-K	Section 3.6(b)
Regulatory Agencies	Section 3.5
Release	Section 3.16(e)(v)
Representatives	Section 5.6(a)
SEC	Section 3.4
Second Request	Section 6.4(e)(v)
Securities Act	Section 3.4
Sensitive Payments	Section 3.25(a)
SFAS 133	Section 5.2(a)
Southwest	Introduction
Southwest Average Share Price	Section 2.1(d)
Southwest Benefit Arrangements	Section 6.9(a)
Southwest Common Stock	Section 2.1(c)
Southwest Derivative Securities	Section 9.3
Southwest Disclosure Letter	ARTICLE IV
Southwest Expenses	Section 8.3(a)
Southwest Financial Statements	Section 4.5(b)
Southwest Material Adverse Effect	Section 4.3(b)
Southwest SEC Filings	Section 4.5(a)
Southwest Subsidiary	Section 3.1(c)
Southwest Voting Debt	Section 4.2(b)
SOX	Section 3.6(e)
Subsidiary	Section 3.1(c)
Substantial Compliance	Section 9.3
Superior Proposal	Section 5.6(g)(iii)
Surviving Corporation	Section 1.1
Takeover Statutes	Section 3.17
Tax	Section 3.11(l)
Tax Return	Section 3.11(l)
Taxes	Section 3.11(l)
Taxing Authority	Section 3.11(l)
Termination Fee	Section 8.3(a)
Trading Day	Section 2.1(d)
Transition Period	Section 6.9(a)
TSA	Section 3.4
WARN Act	Section 3.13(b)

Annex A-4

EXHIBIT A

LLC SUB MERGER AGREEMENT

Exhibit A-1

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger dated as of _________ __, 201_ (this “Agreement”), is between _____________, LLC, a Texas limited liability company and a direct wholly owned subsidiary of Southwest Airlines Co., a Texas corporation (the “Company”), and AirTran Holdings, Inc., a Nevada corporation and a direct wholly owned subsidiary of the Company (“Falcon,” and together with the Company, the “Parties”).

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated as of September 26, 2010 by and among the Company, Guadalupe Holdings Corp., a Nevada corporation (“Merger Sub”), and Falcon (the “First Merger Agreement”), Merger Sub merged with and into Falcon, with Falcon continuing as the surviving corporation (the “First Merger”);

WHEREAS, Section 1.7 of the First Merger Agreement provided that, immediately after the effective time of the First Merger, Falcon will merge with and into the Company, with the Company continuing as the surviving entity;

WHEREAS, for federal income tax purposes, it is intended that the First Merger and the Merger (defined below) constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 (the “Integrated Transaction”);

WHEREAS, in the event that the Integrated Transaction qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, then the parties to the First Merger Agreement and this Agreement intend for the First Merger Agreement and this Agreement to constitute a plan of reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes;

WHEREAS, in the event that the Integrated Transaction does not qualify as a reorganization, the parties intend to treat the First Merger and the Merger as separate transactions for U.S. federal income tax purposes not subject to the “integration doctrine” pursuant to Ruling 90-95, 1990-2 C.B. 67; and

WHEREAS, the Board of Directors of Falcon deems it advisable and in the best interest of Falcon and its sole stockholder to merge with and into the Company upon the terms and conditions provided herein and the sole stockholder has adopted this Agreement; and

WHEREAS, the sole member of the Company deems it advisable that Falcon merge with and into the Company upon the terms and conditions provided herein.

NOW, THEREFORE, in consideration of the foregoing and the agreements herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Falcon shall merge with and into the Company (the “Merger”) in accordance with Nevada Revised Statutes (the “NRS”) Chapter 92A and the Texas Business Organizations Code (the “TBOC”). At the Effective Time (as hereafter defined), the separate existence of Falcon shall cease to exist, and the Company shall continue in existence as the surviving entity of the Merger (the “Surviving Entity”), pursuant to the provisions of the laws of the State of Nevada and the laws of the State of Texas.

1.2 Succession. At the Effective Time, the Surviving Entity shall possess all the rights, privileges, powers, immunities, and franchises, and shall be subject to all the restrictions, disabilities and duties of Falcon, and all the property, real, personal, and mixed of Falcon, and all debts due to Falcon shall be vested in the Company without any transfer or assignment having occurred. The Company shall thereafter be responsible and liable for all debts, liabilities, and duties of Falcon, and neither the rights of creditors nor any liens on the property of Falcon shall be impaired by the Merger.

ARTICLE II

EFFECTIVE TIME

2.1 Filing Articles of Merger. The Parties will cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Texas in accordance with the TBOC and the Secretary of State of the State of Nevada in accordance with the NRS.

2.2 Effective Time. The Merger shall become effective (a) on the later of the date and at the time the Certificate of Merger is filed with (i) the Secretary of State of the State of Texas and (ii) the Secretary of the State of Nevada or (b) at such later date and time specified in the Certificate of Merger (the time of such effectiveness is herein called the “Effective Time”).

ARTICLE III

EFFECT ON OUTSTANDING SECURITIES

3.1 Conversion of Falcon Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or Falcon, each issued and outstanding share of common stock, par value $.001 per share, of Falcon shall be cancelled and retired and cease to exist and no consideration shall be issued or delivered in exchange therefor.

3.2 Treasury Shares of Falcon. Each share of capital stock of Falcon that is held as a treasury share by Falcon immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and cease to exist at the Effective Time and no consideration shall be issued or delivered in exchange therefor.

3.3 LLC Membership Interests. The membership interests of the Company immediately prior to the Effective Time shall continue unchanged as a result of the Merger as the membership interests of the Surviving Entity from and after the Effective Time.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.1 Assumption by the Company. The Company covenants and agrees that as the Surviving Entity, it shall be liable for all the obligations of Falcon outstanding as of the Effective Time and hereby expressly assumes all such obligations as of the Effective Time.

ARTICLE V

CHARTER DOCUMENTS, DIRECTORS AND OFFICERS

5.1 Name of Surviving Entity. The name of the Surviving Entity shall be “AirTran Holdings, LLC.”

5.2 Certificate of Formation. The Certificate of Formation of the Company as constituted at the Effective Time shall thereafter be the Certificate of Formation of the Surviving Entity, except that such Certificate of Formation shall be amended to reflect that name of the Surviving Entity shall be “AirTran Holdings, LLC,” and as so amended, shall be the Certificate of Formation of the Surviving Entity until such time as it shall be amended as provided by law.

5.3 LLC Agreement. The Limited Liability Company Agreement of the Company as constituted at the Effective Time shall thereafter be the Limited Liability Company Agreement of the Surviving Entity, except that such Limited Liability Company Agreement shall be amended to reflect that the name of the Surviving Entity shall be “AirTran Holdings, LLC,” and as so amended, shall be the Limited Liability Company Agreement of the Surviving Entity until such time as it shall be amended as provided by law.

5.4 Member and Officers. From and after the Effective Time, the sole member of the Surviving Entity will be the sole member of the Company immediately prior to the Merger. From and after the Effective Time, individuals serving as officers of the Company immediately prior to the Merger will serve as officers of the Surviving Entity, holding the same titles and positions which such officers held with the Company upon the effectiveness of the Merger.

ARTICLE VI

MISCELLANEOUS

6.1 Principal Office of Surviving Entity. The address of the principal office of the Surviving Entity is ____________________.

6.2 Further Assurances. From time to time, and when required by the Surviving Entity or by its successors and assigns, there shall be executed and delivered on behalf of Falcon such deed and other instruments, including a form of blanket conveyance and bill of sale and assignment, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate and necessary in order to vest or perfect, or to confirm of record or otherwise, in the Surviving Entity the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Falcon and otherwise to carry out the purposes of this Agreement, and the directors, officers, managers and members, as applicable, of the Surviving Entity and Falcon shall otherwise take any and all such action and execute and deliver any and all such deeds and other instruments.

6.3 Approval of Merger. This Agreement was approved, adopted, certified, executed, and acknowledged by each of the Parties by all actions required by the laws of the State of Texas and the laws of the State of Nevada and by their constituent documents.

6.4 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO ANY CHOICE OF LAW OR CONFLICT OF LAWS PROVISIONS (EXCEPT THAT THE LAWS OF THE STATE OF NEVADA SHALL GOVERN ALL PROVISIONS OF, OR TRANSACTIONS CONTEMPLATED BY, THIS AGREEMENT THAT ARE EXPRESSLY OR OTHERWISE REQUIRED TO BE GOVERNED BY THE NRS).

6.5 Counterparts; Method of Delivery. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by electronic mail in a PDF file shall be as effective as delivery of a manually executed counterpart of this Agreement, and shall be deemed to constitute due and sufficient delivery of such counterparts.

6.6 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 6.6 with respect thereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first above written.

___________________, LLC

By:
Name:
Title:

AIRTRAN HOLDINGS, INC.

By:
Name:
Title:

[SIGNATURE PAGE – LLC SUB AGREEMENT AND PLAN OF MERGER]

Exhibit 99.1

FOR IMMEDIATE RELEASE

September 27, 2010

Investor Contacts:	AirTran Airways	Media Contacts:	AirTran Airways
	Arne Haak		Christopher White
	407.318.5187		678.254.7442

	Southwest Airlines		Southwest Airlines
	214.792.4415		214.792.4847

TWO GREAT AIRLINES JOIN FORCES:

AIRTRAN AIRWAYS AGREES TO ACQUISITION BY SOUTHWEST AIRLINES

- Acquisition Expands Southwest’s Extensive Route Network to Atlanta and Around the Nation-

-Transaction Provides Enhanced Growth Opportunities and Security for AirTran Shareholders,

Crew Members, Customers and Communities Served-

ORLANDO, Fla. (September 27, 2010) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that it has entered into a definitive merger agreement to be acquired by Southwest Airlines (NYSE: LUV) in a transaction currently valued at more than $1.37 billion. Including existing AirTran Holdings, Inc., indebtedness and capitalized aircraft operating leases, the aggregate transaction value is approximately $3.42 billion.

Under the terms of the agreement, shareholders of AirTran Holdings, Inc., will receive a combination of Southwest common stock and cash valued between $7.25 and $7.75, depending upon the average trading price of Southwest stock for a 20 trading day period to and including three trading days prior to the closing of the merger. At least $3.75 of the merger consideration will be in cash. The stock portion of the consideration will be 0.321 shares of Southwest common stock for each share of AirTran common stock, unless the trading price of Southwest common stock would cause the overall merger consideration to exceed $7.75 per share (in which case the number of Southwest shares will be decreased so that the consideration equals $7.75 per AirTran share) or would cause the overall merger consideration to be less than $7.25 per share (in which case additional cash, Southwest shares or a combination of the two will be added so that the consideration equals $7.25 per share).

Based on Southwest Airlines’ closing share price as of September 24, 2010, the value of the merger consideration would be $7.69 per AirTran share. This represents a 69 percent premium over the September 24, 2010, closing price of AirTran stock.

The acquisition of AirTran Airways by Southwest Airlines will bring together two great companies and create one even stronger low-cost carrier. The two airlines currently serve 106 communities from coast-to-coast, Mexico and the Caribbean, with 685 all-Boeing aircraft and nearly 43,000 dedicated, fun-loving Employees.

-more-

AirTran Holdings Agrees to Acquisition by Southwest Airlines

Add One

“This agreement is great news for our Crew Members, our shareholders, our customers and the communities we serve. Joining Southwest Airlines will give us opportunities to grow, both professionally as individuals and as a group, in ways that simply would not be possible without this agreement,” said Bob Fornaro, AirTran Airways’ chairman, president and chief executive officer. “This agreement with Southwest is a testament to the success and hard work of the more than 8,000 AirTran Crew Members who have built this airline. I am tremendously proud of the things we have accomplished together and look forward to continuing that great work during this next exciting chapter of our history.”

The combined airline will benefit from greater economies of scale and the integration of operations will be aided by significant fleet commonality. The result is an airline that is better prepared to meet the challenges of an increasingly competitive airline environment and take advantage of strategic opportunities better than ever before.

“Both companies have dedicated people with kindred Warrior Spirits, who care about each other, and who care about serving Customers. We will continue to enhance our award-winning Customer experiences and high-quality operations,” said Gary Kelly, Southwest Airlines’ chairman, president, and chief executive officer. “We believe this deal can benefit all Stakeholders through an expansion of low fares for Customers, opportunities for Employees of both companies and for suppliers and vendors, and favorable returns for Shareholders. Ultimately, we want to spread low fares farther and look forward to working together with AirTran’s Crew Members to realize the new opportunities we expect to achieve from this deal.”

The AirTran Board of Directors, on the unanimous recommendation of a Special Committee of independent directors, approved the merger agreement and recommends that AirTran Holdings, Inc., shareholders approve the transaction.

Completion of the transaction, which will require both regulatory and shareholder approvals, is expected to close by the first half of 2011. Commercial and operating integration is slated to culminate in 2012, with both carriers operating under Southwest Airlines’ Federal Aviation Administration operating certificate in Dallas.

Morgan Stanley acted as lead financial advisor to AirTran Holdings, Inc., with both Sullivan & Cromwell, LLP, and Smith, Gambrell & Russell, LLP, acting jointly as legal advisors.

Until the acquisition is approved and finalized, both carriers will continue to operate independently. For more information, please visit: www.lowfaresfarther.com.

-more-

AirTran Holdings Agrees to Acquisition by Southwest Airlines

Add Two

AirTran Airways is a Fortune 1000 company and has been ranked the number one low cost carrier in the Airline Quality Rating study for the past three years. AirTran Airways is the only major airline with Gogo Inflight Internet on every flight and offers coast-to-coast service on North America’s newest all-Boeing fleet. Our low-cost, high-quality product also includes assigned seating, Business Class and complimentary XM Satellite Radio on every flight. To book a flight, visit www.airtran.com.

After nearly 40 years of service, Southwest Airlines (NYSE: LUV) continues to differentiate itself from other low fare carriers—offering a reliable product with exemplary Customer Service. Southwest Airlines is the nation’s largest carrier in terms of originating domestic passengers boarded, now serving 69 cities in 35 states. Southwest also is one of the most honored airlines in the world known for its commitment to the triple bottom line of Performance, People, and Planet. To read more about how Southwest is doing its part to be a good citizen, visit southwest.com/cares to read the Southwest Airlines One Report(TM). Based in Dallas, Southwest currently operates more than 3,200 flights a day and has nearly 35,000 Employees systemwide.

At a Glance:

	Southwest Airlines	AirTran Airways
Employees (FTE as of 2Q 2010)	34,636	8,083
Number of Aircraft	544	138
Type of Aircraft	Boeing 737-700: 345 Boeing 737-500: 25 Boeing 737-300: 173	Boeing 737-700: 52 Boeing 717-200: 86
Number of Enplaned Passengers (in millions, 2009)	101,338	23,998
Nonstop Routes	461	177
Number of Cities Served	69	69

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval and relates to a proposed merger of AirTran Holdings, Inc. (“AirTran”) with Southwest Airlines, Inc. (“Southwest”). The merger agreement will be submitted to the Shareholders of AirTran for their consideration and to solicit their approval of the merger agreement and the transactions contemplated thereby. Southwest will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. AirTran and Southwest also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AIRTRAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

-more-

AirTran Holdings Agrees to Acquisition by Southwest Airlines

Add Three

Investors and Shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about AirTran and Southwest, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “About AirTran” then under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415.

AirTran, Southwest and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Shareholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of Shareholders, which was filed with the SEC on April 2, 2010. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of Shareholders, which was filed with the SEC on April 16, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect AirTran’s and Southwest’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, AirTran’s and Southwest’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Shareholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of AirTran and Southwest and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive AirTran’s required stockholder approval or required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the significant capital commitments of AirTran and Southwest, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

-more-

AirTran Holdings Agrees to Acquisition by Southwest Airlines

Add Four

AirTran and Southwest caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in AirTran’s and Southwest’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning AirTran, Southwest, the proposed transaction or other matters and attributable to AirTran or Southwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither AirTran nor Southwest undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

###